Form 10-K, Exhibit 13
MCI COMMUNICATIONS CORP
filed 1995-03-31
CIK 64079

Exhibit 13
                                                                  ----------
                                                               (Page 1 of 33)
SELECTED FINANCIAL INFORMATION
MCI Communications Corporation and Subsidiaries
Year ended December 31,                         1994     1993     1992     1991      1990
                                              ------   ------   ------   ------    ------
(In millions, except per share amounts and employees)
SUMMARY OF OPERATIONS
Revenue                                     $ 13,338 $ 11,921  $10,562  $ 9,491   $ 8,454
Total operating expenses                     (11,882) (10,653)  (9,351)  (8,400)   (7,834)

INCOME FROM OPERATIONS                         1,456    1,268    1,211    1,091       620
Interest expense                                (153)    (178)    (218)    (212)     (213)
Interest income                                   50        8        3        6        21
Income before extraordinary item                 795      627      609      551       299
Net income                                       795      582      609      551       299

EARNINGS APPLICABLE TO
  COMMON STOCKHOLDERS                            794      581      589      522       270
Earnings per common and common
  equivalent shares:
    Income before extraordinary item            1.32     1.12     1.11     1.00       .53
    Loss on early debt retirements                 -     (.08)       -        -         -
                                                ----     ----     ----     ----      ----
    Total                                       1.32     1.04     1.11     1.00       .53
Cash dividends per share                         .05      .05      .05      .05       .05

BALANCE SHEET
Cash and cash equivalents and
  marketable securities                      $ 3,092  $   165  $   235   $   51   $   231
Gross investment in communications system     13,408   11,618   10,316    9,684     8,708
Annual investment in communications system     2,885    2,095    1,371    1,381     1,283
Total assets                                  16,366   11,276    9,678    8,834     8,249
Long-term debt                                 2,997    2,366    3,432    3,104     3,147
Stockholders' equity                           9,004    4,713    3,150    2,959     2,340

OPERATIONS
Capacity circuit miles                         4,767    3,556    2,107    1,888     1,477
Billable calls                                19,411   16,484   14,245   12,189     9,914
Number of full-time employees                 40,667   36,235   30,964   27,857    24,509

In 1994, British Telecommunications plc (BT) completed the purchase of 136 million shares of the company's recently authorized Class A common stock for $4.3 billion, resulting in a 20 percent voting interest in the company.  This was achieved by the issuance of 108.5 million shares of
Class A common stock to BT for $3.5 billion on September 30, 1994 and BT's conversion of
13,736 shares of Series D convertible preferred stock, purchased for $830 million in June 1993, into
27.5 million shares of Class A common stock.  This investment is reflected in stockholders' equity.

All per share amounts prior to and including 1993 have been retroactively restated as a result of a two-for-one stock split in the form of a 100% stock dividend issued on July 9, 1993.

In August 1990, the company acquired all the outstanding shares of common stock of
Telecom*USA.  The acquisition was accounted for as a purchase; accordingly, the net assets and results of operations of Telecom*USA are included in the information above since the acquisition date.

                                                               (Page 2 of 33)
MANAGEMENT'S DISCUSSION AND ANALYSIS - OVERVIEW
MCI Communications Corporation and Subsidiaries

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the company's consolidated results of operations and financial condition. The discussion should be read in conjunction with the consolidated financial statements and notes thereto.

In 1994, the company continued to operate in a single industry segment, the long distance telecommunications industry. More than 90% of its operating revenue and assets relate to activities in this industry.

Financial Summary
-----------------
Revenue grew $1.4 billion or 12% to $13.3 billion in 1994 versus 13% and $1.4 billion in 1993. The company's revenue growth was 38% of the total industry revenue growth estimated at $3.8 billion in 1994. Also in 1994, the company's revenue and traffic grew at the same rate, marking an improvement in the variance between revenue and traffic growth experienced during 1993.

                               1994 vs 1993   1993 vs 1992
                               ------------   ------------
% increase in revenue                12%            13%
% increase in traffic                12%            14%
                                    ----           ----
Revenue to traffic variance           -             (1)%
                                    ----           ----
The positive movement resulted primarily from growth in international and data revenue in 1994. Although international and data revenues are expected to continue to provide a positive impact on this variance in 1995, competitive pressures in the consumer marketplace may have an unfavorable impact. The revenue to traffic variance in 1993 generally reflected the impact of various product promotions and discounts, changes in the mix of products sold and migration of some business customers to lower-priced products.

Income from operations increased 15% to $1,456 million in 1994 from $1,268 million in 1993, following a 5% increase in 1993. Operating margins increased to 10.9% in 1994 from 10.6% in 1993. The 1994 increase was primarily attributable to cost savings realized in telecommunications expense. In 1994 and 1993, operating income was affected by unusual items of $133 million and $150 million, respectively. Excluding these items, which are discussed below, operating income and margins would have been $1,589 million or 11.9%, and $1,418 million or 11.9%, in 1994 and 1993, respectively.

Earnings were $794 million or $1.32 per share, $581 million or $1.04 per share and $589 million or $1.11 per share, for 1994, 1993
and 1992, respectively.   The investment in the company by British
Telecommunications plc (BT), completed on September 30, 1994, had a dilutive impact on earnings per share in 1994 and 1993, and will

                            -5-(Cont'd)
                                                               (Page 3 of 33)

have a full year dilutive impact on earnings per share in 1995.
All earnings per share amounts have been restated as a result of a two-for-one stock split in the form of a 100% stock dividend issued on July 9, 1993.

Excluding unusual items and an extraordinary loss on early debt retirements in 1993, earnings per share in 1994 and 1993 would have been $1.47 and $1.28, respectively. The 1994 unusual pre-tax items of $148 million consisted of $70 million incremental advertising and sales expense related to the launch of networkMCI BUSINESS***, a $63 million additional depreciation charge to recognize the reduced utility of older asynchronous fiber-optic transmission and other equipment, a $25 million charge in connection with the settlement of two 900 service class action lawsuits and a $10 million gain on the sale of the company's interest in AAP Telecommunications Pty. Ltd. (AAPT). The 1993 pre-tax charge of $150 million was primarily to recognize costs associated with the company's strategic realignment, streamlining of engineering and network operations facilities and relocation of certain operations to lower cost areas, virtually all of which were completed in 1994. In addition, 1993 included an extraordinary loss of $45 million, net of tax benefit, for the early retirement of debt.

British Telecommunications Investment
-------------------------------------
On September 30, 1994, the company and BT completed their global alliance. This alliance enables both companies to draw upon their combined technical, financial and marketing strengths to provide enhanced and value-added global telecommunications services. This alliance included several financial transactions. First, BT purchased a 20% voting interest in the company for approximately $4.3 billion at a blended purchase price of $32 per share. This amount included $830 million paid in June 1993. Second, the company invested approximately $79 million for a 24.9% interest in Concert Communications Company (Concert), a business venture launched by BT in July 1994 to provide global telecommunications services for business customers. The company intends to continue making contributions to Concert in order to maintain its proportionate interest. Third, reflecting the geographic world marketing segmentation as envisioned in the alliance, the company purchased from BT both substantially all of the operations of BT North America Inc. (BTNA) in January 1994 for $108 million and a 23.5% interest in Belize Telecommunications Ltd. in February 1995 for approximately $19 million. The company also divested its interest in AAPT of Australia in October 1994.

Alliances, Investments and Initiatives
--------------------------------------
In January 1994, the company announced the formation of MCImetro*, a wholly-owned subsidiary, which will provide a full range of basic and enhanced local telecommunications services through fiber-optic networks and local switching centers throughout the U.S., as regulatory authorities permit. The company's goals, with respect to MCImetro, are to reduce the fees it pays to local phone

                                -6-(Cont'd)
                                                               (Page 4 of 33)

companies to access its customers and to prepare for the provision of local telecommunications services as the local market becomes competitive. MCImetro has applications with utility regulators pending in 6 states to provide local phone service and is authorized to provide local service in the following five states:
Maryland, Washington, New York, Massachusetts and Wisconsin. MCImetro is engineering and constructing networks in a number of U.S. cities and currently owns or operates conduit and fiber cable facilities in more than 200 U.S. cities. The company is planning capital expenditures of approximately $500 million for MCImetro during 1995 and expects to make significant additional investments in MCImetro over the next several years.

In June 1994, the company made an investment in In-Flight Phone
Corporation (In-Flight). In-Flight provides airline passengers digital air-to-ground communications services.

In September 1994, the company launched networkMCI BUSINESS, an integrated software application which provides e-mail, fax messaging, information services/automated news monitoring, document sharing, and videoconferencing capability and which will soon provide access to online multimedia business catalogs and the Internet.

In October 1994, the company formed a Mexican alliance, AVANTEL, S.A. (AVANTEL), which along with the company's alliance with Stentor in Canada, will complete its seamless North American network. AVANTEL is a business venture formed by the company and Grupo Financiero Banamex-Accival (Banacci) to provide competitive domestic and international long distance telecommunications services in Mexico. The company's cash investment in the business venture is expected to be $450 million over the next several years. The transaction with Banacci is subject to the grant of a concession from the government of Mexico and the satisfaction of various other conditions.

In January 1995, the company formalized agreements with two of the nation's largest wireless messaging companies, SkyTel Corporation and Paging Network, Inc., that will enable the company to integrate paging and wireless messaging services with certain of the company's residential and business products. Following the execution of these agreements, the company introduced networkMCI PAGING* and Friends & Family Paging*, which is a component of Friends & Family Connections*. Friends & Family Connections is a new offering for the residential consumer which combines paging and electronic mail along with the company's voice offerings. The company is exploring other alternatives to enable it to compete successfully in the nationwide wireless markets.

As most of the aforementioned alliances and investments are in the early stages of development, the company anticipates net losses on them in 1995.

                             -7-(Cont'd)
                                                               (Page 5 of 33)
Recent Accounting Pronouncements
--------------------------------
The American Institute of Certified Public Accountants (AICPA) has issued Statement of Position (SOP) 93-7, "Reporting on Advertising
Costs." SOP 93-7 provides guidance on accounting and reporting of advertising costs. In general, SOP 93-7 requires reporting the costs of all advertising as expenses in the periods in which the costs are incurred, or the first time the advertising takes place.
One exception is for direct-response advertising, the primary purpose of which is to elicit sales to customers who could be shown to have responded specifically to the advertising, and which results in probable future benefits. Such direct-response advertising costs should be recorded as assets and amortized over the estimated period of the benefits. SOP 93-7 is effective for financial statements for years beginning after June 15, 1994. The company anticipates that SOP 93-7 will not have a material impact on the company's results of operations in 1995.

The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments." SFAS No. 119 requires disclosures about amounts, nature, terms of derivative financial instruments and whether financial instruments are held or issued for trading purposes.
SFAS No. 119 is effective for financial statements issued for fiscal years ending after December 15, 1994. The company uses derivatives to manage interest rate risk and foreign currency rate fluctuations. It does not engage in speculation. As of December 31, 1994, the amount of derivative financial instruments held by the company was not material.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
MCI Communications Corporation and Subsidiaries

Revenue
-------
Business Markets

Revenue and traffic volume in the business market grew in 1994 and 1993 primarily as a result of the continued success of the company's virtual private network product (Vnet**), its Vision** and Preferred** products, particularly the 800 service components of these products, and international traffic. A portion of this growth was attributable to the FCC's 800 service number portability ruling which took effect in May 1993. Traffic and revenue growth in these periods were also enhanced by the company's introduction of its Proof Positive** service in 1993, which continued to be a success in 1994. The company's various data products also experienced revenue growth during 1994, attributable in part to the company's purchase of BTNA, and are expected to continue to grow due to the anticipated increases in demand.

                                -9-(Cont'd)
                                                               (Page 6 of 33)
Consumer Markets

Increased competitive pressure in the consumer market caused residential traffic and revenue to grow at a slower rate in 1994 than 1993. Revenue and traffic growth in both 1994 and 1993 was derived primarily from the company's Friends & Family** brand of products, 1-800-COLLECT**, and the international and multilingual markets.

Although the company anticipates continued revenue growth in the consumer market, the previously mentioned decline in the rate of revenue growth could continue into 1995. In response to these competitive pressures, in January 1995, the company announced an extension to the Friends & Family brand of products, NEW Friends & Family**. NEW Friends & Family, a part of Friends & Family Connections, is a more flexible discount program designed to reestablish the company's savings position and benefit a wider range of consumers. While the company expects this product to be well-received, it is too early to evaluate its impact on the company's results of operations.

Telecommunications Expense
--------------------------
The principal components of telecommunications expense are the cost of access facilities provided by local exchange carriers and other domestic service providers, and payments made to foreign telephone companies (international settlements) to complete calls made from the U.S. by the company's customers. Telecommunications expense as a percentage of revenue decreased to 51.9% in 1994 from 53.5% in 1993 and 53.8% in 1992. These decreases were due to reductions in domestic access and international settlement rates, and to efficiencies resulting from operator services automation. The company expects access and international settlement charges to continue to trend downward in 1995.

Sales, Operations and General
-----------------------------
Sales, operations and general expenses increased as a percentage of revenue to 28.4% in 1994 from 27.8% in 1993 and 26.5% in 1992.
Excluding incremental expenses of $70 million for the launch of networkMCI BUSINESS in 1994 and the $150 million realignment charge in 1993, sales, operations and general expenses would have been 27.9% and 26.5% of revenue in 1994 and 1993, respectively. The 1994 increase as a percentage of revenue was primarily due to higher personnel costs, higher levels of advertising, and related sales and marketing expenses.

Depreciation
------------
Depreciation expense was $1,176 million in 1994 and $970 million in 1993, an increase of 21% and 11%, respectively, over the prior year. These increases correspond with the company's continuing expansion of its communications network. Included in the 21% increase in 1994 was an additional $63 million depreciation charge to recognize the reduced utility of older asynchronous fiber-optic

                               -9-(Cont'd)
                                                               (Page 7 of 33)

transmission equipment and to reflect the results of an asset utilization review. The company expects depreciation expense to continue to increase with the expansion of the communications system network.

Other
-----
Interest expense decreased in 1994 and 1993 from the prior years. These decreases resulted from lower average debt balances combined with increases in capitalized interest, which is consistent with the company's increased investment in its communications system during 1994 and 1993. The decrease in 1993 interest expense compared to 1992 was also a result of interest savings from the early retirement of debt and a decline in interest rates during 1993.

Interest income increased significantly in 1994 from 1993 and 1992 due to investment of the BT proceeds. The amount of interest income to be recognized in 1995 will depend upon the timing and investment of existing cash balances currently invested in short and medium-term marketable securities.

Other expense, net increased by $20 million in 1994 primarily due to a $25 million charge in connection with the settlement of two class action suits relating to the provision of 900 services and to a $16 million loss related to the company's share of the newly formed business venture, Concert, offset by a $10 million gain on the sale of the company's equity investment in AAPT. Due to the start-up nature of Concert, losses of $10 to $15 million per quarter are expected to continue in 1995.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION,
LIQUIDITY AND CAPITAL RESOURCES
MCI Communications Corporation and Subsidiaries

The Balance Sheet shows the company's financial condition at 1994 year end compared with the previous year end. This section provides information to assist in assessing factors such as the company's liquidity and financial resources.

Working Capital
---------------
The company had positive working capital (current assets less current liabilities) of $1.8 billion as of December 31, 1994, while it had a working capital deficit of $600 million as of December 31, 1993. The significant increase is primarily attributable to the $3.5 billion received by the company in September 1994 from BT. Approximately $2.2 billion of these proceeds were invested in short-term marketable securities. The remaining funds were invested in high-grade medium-term marketable securities which primarily have maturities of less than three years, as of December 31, 1994. In addition, during 1994 the company repaid $93 million principal amount of maturing Senior Notes.

                             -11-(Cont'd)
                                                               (Page 8 of 33)
Communications System
---------------------
In 1994, the company continued to increase its investment in its communications system to increase network capacity and capability and to enhance network intelligence to meet customers' increasing demands for new products and services and to improve redundancy.
Synchronous Optical Network (SONET) technology, which enables the provision of high-speed multimedia applications and information services, is now being deployed throughout the company's domestic network and is expected to be operational on international routes by year end 1995. Cash outflows for the communications system and customer-specific equipment were approximately $2.9 billion and $1.7 billion in 1994 and 1993, respectively. The company's investment during 1994 was funded with cash generated from operating activities, debt issuances and the BT proceeds.
Retirements were $1.1 billion and $792 million in 1994 and 1993, respectively.

Funding of Alliances, Investments and Initiatives
-------------------------------------------------
In 1995, the company plans to spend approximately $3 billion on capital expenditures. This includes $2.3 billion for the network, $500 million for MCImetro and $200 million for new service initiatives. In addition, the company expects to invest approximately $450 million on strategic investments. This funding will be achieved with the company's existing cash and cash equivalents, marketable securities and cash flows from operating activities. Cash and cash equivalents and marketable securities as of December 31, 1994 totaled approximately $3.1 billion. The company also has available a $2 billion bank credit facility which expires in July 1999 and is available to support the company's commercial paper program. In addition, on December 30, 1994, the company filed a $1 billion shelf registration which will enable the company to issue debt securities with a range of maturities at either fixed or variable rates. There were no amounts outstanding under such registration statement, the commercial paper program or the credit facility at December 31, 1994.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF CASH FLOWS
MCI Communications Corporation and Subsidiaries

Changes in cash and cash equivalents result from changes in cash flows from operating, financing and investing activities which are
explained below.   Earnings before interest, taxes, depreciation
and amortization (EBITDA) is another measure of the company's ability to generate cash flows.

EBITDA
------
EBITDA, excluding unusual items, increased 13% to $2,702 million in 1994 from $2,388 million in 1993. Many investment professionals consider EBITDA, also known as operating cash flow, to be a useful indicator of the company's ability to generate cash flow. EBITDA should be considered in addition to, but not as a substitute for, or superior to, operating income, net income, cash flow, and other measures of financial performance reported in accordance with generally accepted accounting principles.

                                   -13-(Cont'd)
                                                               (Page 9 of 33)
Cash From Operating Activities
------------------------------
Cash from operating activities increased 19% and 15% in 1994 and 1993, respectively, paralleling the growth in the company's income from operations in such periods. In general, cash from operating activities has been the company's primary source of cash to finance capital expenditures and other investments. In 1994, financing activities were also a significant source of cash as a result of the BT transaction and debt issuances.

Cash Used for Investing Activities
----------------------------------
Cash used for investing activities grew in 1994 and 1993, mainly because of increases in year-over-year expenditures for the company's communications system of $1,155 million and $384 million in 1994 and 1993, respectively. The continued investment in the company's transmission network, switching facilities and SONET technology was required to meet customers' demands for new services, redundancy and enhanced network intelligence. Additionally, during 1994, the company invested most of the BT proceeds in short and medium-term marketable securities, purchased substantially all the operations of BTNA for $108 million, made an investment in Concert of $79 million and completed several other strategic investments totaling $97 million.

Cash From Financing Activities
------------------------------
Cash from financing activities increased significantly in 1994 as a result of the issuance of 108.5 million shares of Class A common stock to BT for a cash payment of $3.5 billion on September 30, 1994. As a result of this equity infusion from BT, the company's ratio of debt to total capitalization, defined as total debt to total debt plus equity, has declined to 26% at December 31, 1994 from 35% at December 31, 1993. In March 1994, the company issued an aggregate principal amount of $950 million of Senior Notes and Debentures and from these issuances repaid commercial paper borrowings with a substantial portion of the proceeds. The remaining proceeds were used for general corporate purposes.
During 1994, the company also repaid $93 million of maturing Senior
Notes.

                                    -13-
-------------------------------------------------------------------------
* MCImetro, networkMCI PAGING, Friends & Family Paging and Friends
& Family Connections are service marks of MCI Communications
Corporation.

** Vnet, MCI Vision, MCI Preferred, Proof Positive, Friends &
Family, 1-800-COLLECT and NEW Friends & Family are registered service marks of MCI Communications Corporation.

*** networkMCI BUSINESS is a trademark of MCI Communications
Corporation.

                                                              (Page 10 of 33)
INCOME STATEMENTS
MCI Communications Corporation and Subsidiaries

Year ended December 31,                         1994       1993      1992
                                             -------    -------   -------
(In millions, except per share amounts)
REVENUE                                      $13,338    $11,921   $10,562
                                             -------    -------   -------
OPERATING EXPENSES
Telecommunications                             6,916      6,373     5,684
Sales, operations and general                  3,790      3,310     2,794
Depreciation                                   1,176        970       873
                                             -------    -------   -------
  TOTAL OPERATING EXPENSES                    11,882     10,653     9,351
                                             -------    -------   -------
INCOME FROM OPERATIONS                         1,456      1,268     1,211

Interest expense                                (153)      (178)     (218)
Interest income                                   50          8         3
Other expense, net                               (73)       (53)      (33)
                                             -------    -------   -------
INCOME BEFORE INCOME TAXES AND
  EXTRAORDINARY ITEM                           1,280      1,045       963

Income tax provision                             485        418       354
                                             -------    -------   -------
Income before extraordinary item                 795        627       609

Extraordinary loss on early debt
retirements, less applicable tax
benefit of $26 million                             -         45         -
                                             -------    -------   -------
  NET INCOME                                 $   795    $   582   $   609
                                             -------    -------   -------
Dividends on preferred stock                       1          1        20
                                             -------    -------   -------
  EARNINGS APPLICABLE TO COMMON STOCKHOLDERS $   794    $   581   $   589
                                             =======    =======   =======
EARNINGS PER COMMON AND COMMON EQUIVALENT SHARES
Income before extraordinary item             $  1.32    $  1.12   $  1.11
Loss on early debt retirements                     -       (.08)        -
                                             -------    -------   -------
Total                                        $  1.32    $  1.04   $  1.11
                                             =======    =======   =======
Weighted average number of common shares         604        562       532



See accompanying Notes to Consolidated Financial Statements

                                                              (Page 11 of 33)
BALANCE SHEETS
MCI Communications Corporation and Subsidiaries


December 31,                                              1994         1993
(in millions)                                          -------      -------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                              $ 1,429      $   165
Marketable securities                                      839            -
Receivables, net of allowance for
  uncollectibles of $226 and $211 million                2,266        2,131
Other current assets                                       354          305
                                                       -------      -------
  TOTAL CURRENT ASSETS                                   4,888        2,601
                                                       -------      -------
COMMUNICATIONS SYSTEM
System in service                                        9,766        8,563
Other property and equipment                             2,452        2,172
                                                       -------      -------
  TOTAL COMMUNICATIONS SYSTEM IN SERVICE                12,218       10,735
Accumulated depreciation                                (4,349)      (4,297)
Construction in progress                                 1,190          883
                                                       -------      -------
  TOTAL COMMUNICATIONS SYSTEM, NET                       9,059        7,321
                                                       -------      -------
OTHER ASSETS
Goodwill, net                                            1,103        1,093
Noncurrent marketable securities                           824            -
Investment in affiliates                                   199           30
Other assets and deferred charges, net                     293          231
                                                       -------      -------
  TOTAL OTHER ASSETS                                     2,419        1,354
                                                       -------      -------
  TOTAL ASSETS                                         $16,366      $11,276
                                                       =======      =======










See accompanying Notes to Consolidated Financial Statements

                                  -10-(Cont'd)
                                                              (Page 12 of 33)
BALANCE SHEETS
MCI Communications Corporation and Subsidiaries


December 31,                                              1994         1993
(in millions)                                          -------      -------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accrued telecommunications expense                     $ 1,505      $ 1,507
Accounts payable                                           609          742
Other accrued liabilities                                  893          737
Long-term debt due within one year                         130          215
                                                       -------      -------
  TOTAL CURRENT LIABILITIES                              3,137        3,201
                                                       -------      -------
NONCURRENT LIABILITIES
Long-term debt                                           2,997        2,366
Deferred taxes and other                                 1,228          996
                                                       -------      -------
  TOTAL NONCURRENT LIABILITIES                           4,225        3,362
                                                       -------      -------
STOCKHOLDERS' EQUITY
Preferred stock, $.10 par value, authorized
  50 million shares and 20 million shares:
  Series D convertible, outstanding 0 and
    13,736 shares                                            -            1
Class A common stock, $.10 par value, authorized
  500 million and 0 shares, issued and outstanding
  136 million and 0 shares                                  14            -
Common stock, $.10 par value, authorized 2
  billion and 800 million shares,
  issued 592 million shares                                 60           60
Additional paid in capital                               6,227        2,493
Retained earnings                                        3,548        2,785
Treasury stock at cost, 48 and 51 million shares          (845)        (626)
                                                       -------      -------
  TOTAL STOCKHOLDERS' EQUITY                             9,004        4,713
                                                       -------      -------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $16,366      $11,276
                                                       =======      =======











See accompanying Notes to Consolidated Financial Statements

                                                              (Page 13 of 33)
STATEMENTS OF CASH FLOWS
MCI Communications Corporation and Subsidiaries
Year ended December 31,                               1994      1993     1992
(In millions)                                      -------   -------  -------
OPERATING ACTIVITIES
Receipts from customers                            $13,298   $11,546  $10,328
Payments to suppliers and employees                (10,472)   (9,106)  (8,156)
Taxes paid                                            (393)     (321)    (292)
Interest paid                                         (100)     (150)    (156)
Interest received                                       22         9        2
                                                   -------   -------  -------
  CASH FROM OPERATING ACTIVITIES                     2,355     1,978    1,726
                                                   -------   -------  -------
INVESTING ACTIVITIES
Cash outflow for communications system              (2,790)   (1,635)  (1,251)
Cash outflow for customer-specific equipment          (107)      (98)     (21)
Purchases of marketable securities                  (4,096)        -        -
Proceeds from sales of marketable securities         2,424         3        7
Investment in affiliates                              (284)       (8)      22
Other, net                                             (64)      (21)     (18)
                                                   -------   -------  -------
  CASH USED FOR INVESTING ACTIVITIES                (4,917)   (1,759)  (1,261)
                                                   -------   -------  -------
  NET CASH FLOW BEFORE FINANCING ACTIVITIES         (2,562)      219      465
                                                   -------   -------  -------
FINANCING ACTIVITIES
Issuance of Senior Notes and other debt                939       756      481
Retirement of Senior Notes and other debt             (246)   (1,468)    (218)
Commercial paper and bank credit facility
  activity, net                                       (239)     (497)     (69)
Issuance of preferred stock                              -       830        -
Redemption of preferred stock                            -         -     (400)
Issuance of Class A common stock                     3,510         -        -
Issuance of common stock for employee plans            248       319      168
Payment of dividends on common and
  preferred stock                                      (32)      (28)     (56)
Purchase of treasury stock                            (354)     (198)    (180)
                                                   -------   -------  -------
  CASH FROM (USED FOR) FINANCING ACTIVITIES          3,826      (286)    (274)
                                                   -------   -------  -------
Net increase (decrease) in cash and cash equivalents 1,264       (67)     191
Cash and cash equivalents at beginning of year         165       232       41
                                                   -------   -------  -------
  CASH AND CASH EQUIVALENTS AT END OF YEAR         $ 1,429   $   165  $   232
                                                   =======   =======  =======
Reconciliation of net income to cash from operating activities:
Net income                                         $   795   $   582  $   609
Adjustments to earnings:
  Depreciation and amortization                      1,230     1,019      955
  Deferred income tax provision                        269       253      213
Net change in operating activity accounts:
  Receivables                                         (135)     (370)    (155)
  Payables                                              36       (68)    (120)
  Other operating activity accounts                    160       562      224
                                                   -------   -------  -------
  CASH FROM OPERATING ACTIVITIES                   $ 2,355   $ 1,978  $ 1,726
                                                   =======   =======  =======
See accompanying Notes to Consolidated Financial Statements
                                                              (Page 14 of 33)

STATEMENTS OF STOCKHOLDERS' EQUITY
MCI Communications Corporation and Subsidiaries
                                     Class A      Additional         Treasury    Stock-
                            Preferred Common Common  Paid in Retained  Stock,  holders'
                                Stock  Stock  Stock  Capital Earnings at Cost   Equity
---------------------------------------------------------------------------------------
Balance at December 31, 1991     $  1     -   $ 30   $1,788   $1,669    $(529)   $2,959
Preferred stock redeemed           (1)    -      -     (399)       -       -       (400)
Common stock issued for employee
  stock and benefit plans
  (10 million shares)               -     -      -       72        -      129       201
Tax benefit of common stock
  transactions related to
  employee benefit plans            -     -      -       18        -        -        18
Net income                          -     -      -        -      609        -       609
Common and preferred dividends      -     -      -        -      (47)       -       (47)
Treasury stock purchased
  (6 million shares)                -     -      -        -        -     (190)     (190)
                                 ----  ----   ----   ------   ------    -----    ------
Balance at December 31, 1992        -     -     30    1,479    2,231     (590)    3,150
Common stock issued for employee
  stock and benefit plans
  (23 million shares)               -     -      -      179        -      160       339
Tax benefit of common stock
  transactions related to
  employee benefit plans            -     -      -       36        -        -        36
Net income                          -     -      -        -      582        -       582
Common and preferred dividends      -     -      -        -      (28)       -       (28)
Convertible preferred stock issued  1     -      -      829        -        -       830
Stock split effected in the form
  of a 100% stock dividend          -     -     30      (30)       -        -         -
Treasury stock purchased
  (8 million shares)                -     -      -        -        -     (196)     (196)
                                 ----  ----   ----   ------   ------    -----    ------
Balance at December 31, 1993        1     -     60    2,493    2,785     (626)    4,713
Class A common stock issued
  (136 million shares) and
  preferred stock converted        (1)  $14      -    3,496        -        -     3,509
Common stock issued for employee
  stock and benefit plans
  (18 million shares)               -     -      -      180        -      124       304
Tax benefit of common stock
  transactions related to employee
  benefit plans                     -     -      -       63        -        -        63
Unrealized loss on marketable
  securities                        -     -      -       (5)       -        -        (5)
Net income                          -     -      -        -      795        -       795
Common and preferred dividends      -     -      -        -      (32)       -       (32)
Treasury stock purchased
  (15 million shares)               -     -      -        -        -     (343)     (343)
                                 ----  ----   ----   ------   ------    -----    ------
Balance at December 31, 1994     $  -   $14   $ 60   $6,227   $3,548    $(845)   $9,004
                                 ====  ====   ====   ======   ======    =====    ======
See accompanying Notes to Consolidated Financial Statements

                                                              (Page 15 of 33)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MCI Communications Corporation and Subsidiaries


NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
---------------------------
The financial statements include the consolidated accounts of MCI
Communications Corporation and its majority-owned subsidiaries
(collectively, the company) with all significant intercompany transactions eliminated. The company uses the equity method to account for entities in which it has less than a majority interest but can exercise significant influence. Other investments are recorded at cost.

Revenue
-------
The company records as revenue the amount of communications services rendered, as measured primarily by the minutes of traffic processed, after deducting an estimate of the traffic which will be neither billed nor collected.

Communications System
---------------------
The investment in communications system is recorded at cost and includes material, interest, labor and overhead. The costs of construction and equipment are transferred to communications system in service as construction projects are completed and/or equipment is placed in service. Depreciation is recorded commencing with the first full month that the assets are in service and is provided using the straight-line method over their estimated useful lives. Most of the company's communications system assets are grouped in like pools for depreciation purposes. For these asset groups, the cost of equipment retired in the ordinary course of business, less proceeds, is charged to accumulated depreciation. The company periodically reviews and adjusts the useful lives assigned to fixed assets to ensure that depreciation charges provide appropriate recovery of capital costs over the estimated physical and technological lives of the assets. The weighted average depreciable life of the assets comprising the communications system in service approximates 10 years. Other property and equipment includes buildings and administrative assets that are depreciated using lives of up to 35 years. Maintenance and repairs are charged to expense as incurred.

Goodwill
--------
Goodwill represents the excess of the cost to acquire subsidiaries over the estimated fair market value of the net assets acquired. These amounts are amortized using the straight-line method over lives ranging from 10 to 40 years. Accumulated amortization at December 31, 1994 and 1993 was $131 million and $101 million, respectively.

                                  -15-(Cont'd)
                                                              (Page 16 of 33)
Other Assets and Deferred Charges
---------------------------------
Included in other assets and deferred charges are rights-of-way agreements with third parties, debt issuance costs and unamortized customer discounts and service incentives. Rights-of-way costs are amortized as the assets are placed in service, over the lesser of the remaining term of the agreements or 25 years. Debt issuance costs are amortized over the life of the applicable debt. Deferred customer discounts and service incentives are amortized over the life of the specific contract to which they relate.

Capital Leases
--------------
Certain of the company's lease obligations meet the criteria of a capital lease. These obligations are recorded for financial reporting purposes at the present value of the future lease payments, including estimated bargain purchase options, discounted at the approximate interest rate implicit in each lease. Corresponding amounts are capitalized and depreciated over the estimated useful lives of the equipment, which are generally longer than the terms of the leases.

Income Taxes
------------
The company files a consolidated federal income tax return on a March 31 fiscal year end. Deferred income taxes are provided on transactions which are reported in the financial statements in different periods than for income tax purposes. Effective January 1, 1993, the company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. The adoption of SFAS 109 had no impact on the company's results of operations for the year ended December 31, 1993. Income tax benefits of tax deductions related to common stock transactions with the company's employee benefit plans are recorded directly to additional paid in capital.

Earnings Per Common and Common Equivalent Share
-----------------------------------------------
Earnings per common and common equivalent share amounts are based on the weighted average number of shares of common stock outstanding during each year adjusted for the effect of common stock equivalents arising from the assumed exercise of stock options, if dilutive, and the assumed conversion of the Series D convertible preferred stock in 1993 and the subordinated convertible debt in 1992. Fully diluted earnings per share are not materially different from primary earnings per share.

Cash and Cash Equivalents
-------------------------
Cash equivalents consist primarily of certificates of deposit, securities of the U.S. Government and its agencies and corporate debt securities all having maturities of ninety days or less when purchased. The carrying amount reported in the accompanying balance sheet for cash equivalents approximates fair value due to the short-term maturity of these instruments.

                                 -16-(Cont'd)
                                                              (Page 17 of 33)

At December 31, 1994 and 1993, checks not yet presented for payment of $192 million and $193 million in excess of cash balances, respectively, were included in current liabilities. The company had sufficient funds available to cover these outstanding checks when they were presented for payment.

Marketable Securities
---------------------
The company adopted Statement of Financial Accounting Standards No. 115 (SFAS 115), Accounting for Certain Investments in Debt and Equity Securities, on January 1, 1994. SFAS 115 established new accounting and reporting requirements for certain debt and equity securities. Since the company does not intend to hold its securities for trading purposes or until maturity, SFAS 115 requires the company to classify and record its securities as available-for-sale. In accordance with the provisions of SFAS 115, investments classified as available-for-sale are recorded at fair value and any holding gains and losses are excluded from earnings and reported as a net amount in additional paid in capital until realized. The fair values are based on quoted market prices. Realized gains and losses are recorded in the income statement and the cost assigned to securities sold is based on the specific identification method.

Foreign Exchange Contracts and Interest Rate Swaps
--------------------------------------------------
The company enters into foreign exchange contracts and interest rate swap agreements to hedge its foreign currency risks and reduce its interest rate exposure (see Note 5). While the company does not engage in speculation, it is exposed to credit loss in the event of nonperformance by the other parties to the agreements. The company manages this credit risk by regularly monitoring and evaluating the counterparties. As of December 31, 1994, the fair values of and potential risk of loss on these agreements were not material.

Reclassification
----------------
Certain prior year information has been reclassified to conform to the current year presentation.


NOTE 2. BRITISH TELECOMMUNICATIONS INVESTMENT

On September 30, 1994, British Telecommunications plc (BT) completed the purchase of 136 million shares of the company's recently authorized Class A common stock for $4.3 billion in cash, resulting in its ownership of a 20% voting interest in the company. This purchase was achieved by the company's issuance of 108.5 million shares of Class A common stock to BT for $3.5 billion in cash on September 30, 1994 and BT's conversion of 13,736 shares of Series D convertible preferred stock, purchased for $830 million in June 1993, into 27.5 million shares of Class A common stock (see Note 7 for further discussion).

                                 -16-(Cont'd)
                                                              (Page 18 of 33)

In conjunction with the above investment, the company purchased for approximately $79 million, a 24.9% equity interest in Concert
Communications Company (Concert), a business venture launched by BT in July 1994 which provides global telecommunications services for business customers. The company intends to continue making contributions to Concert in order to maintain its proportionate interest. In addition, the company purchased from BT substantially all of the operations of BT
North America Inc. (BTNA) in January 1994 for $108 million and divested its interest in AAP Telecommunications Pty. Ltd. (Australia) in October 1994.

The company and BT lease each others' access lines at prevailing market rates in the ordinary course of business to process traffic in the United States and the United Kingdom. The company also conducts business with Concert through the provision and receipt of communications services at prevailing market rates. During 1994 and 1993, the amounts associated with those transactions were immaterial to the company.


NOTE 3. MARKETABLE SECURITIES

As discussed in Note 1, effective January 1, 1994, the company adopted SFAS 115 which requires accounting for debt and equity securities based upon the company's intent to hold or sell the securities. As of December 31, 1994, all of the company's marketable securities were classified as available-for-sale and consisted of the following:

                                                  Gross   Gross
                                                Unreal- Unreal-
                                      Amortized    ized    ized     Fair
                                           Cost   Gains  Losses    Value
(In millions)                            ------   -----  ------   ------
Marketable securities included
 in cash equivalents:
  Certificates of deposit                $  602       -       -   $  602
  U.S. Government agency securities         265       -       -      265
  Corporate debt securities                 449       -       -      449
                                         ------    ----   -----   ------
                                          1,316       -       -    1,316
                                         ------    ----   -----   ------
Marketable securities maturing within one year:
  Certificates of deposit                   146       -       -      146
  U.S. Government agency securities         444       -     $(2)     442
  Corporate debt securities                 252       -      (1)     251
                                         ------    ----   -----   ------
                                            842       -      (3)     839
                                         ------    ----   -----   ------
Marketable securities maturing between
 one year and five years:
  U.S. Government agency securities         166       -      (1)     165
  Corporate debt securities                 358       -      (1)     357
  U.S. Treasury securities                  230       -      (3)     227
  Asset-backed securities                    76       -      (1)      75
                                         ------    ----   -----   ------
                                            830       -      (6)     824
                                         ------    ----   -----   ------
Total marketable securities              $2,988       -     $(9)  $2,979
                                         ======    ====   =====   ======
                                      -17-(Cont'd)
                                                              (Page 19 of 33)

At December 31, 1994, an unrealized loss of $9 million, net of estimated tax benefit, reduced additional paid in capital by $5 million. Sales of available-for-sale marketable securities during 1994 resulted in a net realized loss of $3 million included in interest income.


NOTE 4. SUPPLEMENTARY BALANCE SHEET INFORMATION

December 31,                                              1994    1993
(In millions)                                             ----    ----
Other current assets:
  Deferred income taxes                                   $115    $116
  Other receivables, net                                   110     119
  Other                                                    129      70
                                                          ----    ----
Total other current assets                                $354    $305
                                                          ----    ----
Other accrued liabilities:
  Taxes, other than income                                $263    $183
  Payroll and employee benefits                            156     182
  Other                                                    474     372
                                                          ----    ----
Total other accrued liabilities                           $893    $737
                                                          ----    ----
Deferred taxes and other:
  Deferred taxes                                        $1,192    $927
  Other                                                     36      69
                                                        ------    ----
Total deferred taxes and other                          $1,228    $996
                                                        ------    ----

NOTE 5.  DEBT

Company debt consists of:
December 31,                                              1994    1993
(In millions)                                           ------  ------
Senior Notes, with maturities ranging
  from August 1995 to August 2004, at a
  weighted average interest rate of 6.9%,
  net of unamortized discount of $1 million             $1,501  $1,095
Senior Debentures, with maturities ranging
  from January 2023 to March 2025, at a
  weighted average interest rate of 7.9%,
  net of unamortized discount of $6 million                884     437
Capital lease obligations at a weighted
  average interest rate of 8.7%                            596     689
Commercial paper and bank credit facility
  borrowings                                                 -     239
Other debt at a weighted average interest
  rate of 5.4%                                             146     121
                                                        ------  ------
Total debt                                               3,127   2,581
Debt due within one year                                  (130)   (215)
                                                        ------  ------
Total long-term debt                                    $2,997  $2,366
                                                        ======  ======
                                   -18-(Cont'd)
                                                              (Page 20 of 33)

Annual maturities of long-term debt for the five years after December 31, 1994 are as follows: $130 million in 1995; $424 million in 1996; $122 million in 1997; $89 million in 1998 and $558 million in 1999.

Total interest costs were $231 million in 1994, $239 million in 1993 and $270 million in 1992, of which $78 million, $61 million and $52 million, respectively, were capitalized.

At December 31, 1994 and 1993, the estimated fair value of the company's long-term debt, excluding capital lease obligations, is listed below. This valuation represents either quoted market values, where available, or the company's estimate based upon market prices of comparable debt instruments.

December 31,                             1994                  1993
                                    ---------------      --------------
                                          Estimated           Estimated
                                  Carrying     Fair    Carrying    Fair
                                    Amount    Value      Amount   Value
                                    ------   ------      ------  ------
(In millions)
Senior Notes                        $1,501   $1,438      $1,095  $1,159
Senior Debentures                      884      793         437     462
Commercial paper and bank
  credit facility borrowings             -        -         239     239
Other debt                             146      146         121     121
Total long-term debt, excluding     ------   ------      ------  ------
  capital leases                    $2,531   $2,377      $1,892  $1,981
                                    ------   ------      ------  ------

The favorable change in the fair value of debt reflects that a majority of the company's debt was at fixed rates that were below the prevailing market rates as of December 31, 1994.

Senior Notes and Debentures
---------------------------
In March 1994, the company issued $450 million principal amount of 7 3/4% Senior Debentures due March 23, 2025, $300 million principal amount of 6 1/4% Senior Notes due March 23, 1999 and $200 million principal amount of Senior Floating Rate Notes due March 16, 1999 (Senior Floating Rate Notes). In conjunction with the issuance of the Senior Floating Rate Notes, the company entered into an interest rate swap agreement for a notional principal amount of $200 million which resulted in an effective fixed interest cost of 6.37%. A substantial portion of the net proceeds from these issuances was used to repay commercial paper borrowings while the remaining proceeds were used for general corporate purposes. During 1994, the company also repaid $93 million of maturing Senior Notes, leaving $2,385 million of debt securities outstanding at a weighted average annual interest rate of 7.25% as of December 31, 1994.

On December 30, 1994, the company filed a $1 billion shelf registration which will enable the company to issue debt securities with a range of maturities at either fixed or variable rates. The company had no amounts outstanding under the shelf registration as of December 31, 1994.

                                -18-(Cont'd)
                                                              (Page 21 of 33)
Commercial Paper and Bank Credit Facility Borrowings
----------------------------------------------------
On July 8, 1994, the company executed a $2 billion bank credit facility agreement (Credit Facility) which replaced its previous $1.25 billion bank credit facility. The Credit Facility expires in July 1999. This Credit Facility supports the company's commercial paper program and, in conjunction with this program, will be used to fund fluctuations in working capital and other general corporate requirements.

During 1994, the company issued commercial paper and borrowed under the credit facilities an aggregate of $6,637 million and repaid an aggregate of $6,876 million of credit facility and commercial paper borrowings, leaving no amounts outstanding under the Credit Facility and commercial paper program at December 31, 1994. Borrowings under the commercial paper program and Credit Facility are classified as noncurrent if the remaining term of the Credit Facility agreement exceeds one year and the unused commitment thereunder equals or exceeds the amount of commercial paper then outstanding.

Retirements and Redemptions
---------------------------
In 1993, the company redeemed all $616 million, net of the unamortized discount, of its Zero-Coupon Subordinated Convertible Notes due December 11, 2004. The funds for this redemption came from the issuance of Senior Notes, Senior Debentures, commercial paper and credit facility borrowings. Also in 1993, the company redeemed all $575 million principal amount of its 10% Subordinated Debentures due April 1, 2011. These redemptions were funded from segregated cash generated by the company's operations and earnings, as well as a portion of the proceeds from the sale of preferred stock to BT (see Note 2). An extraordinary loss of $45 million, net of current income tax benefit of $26 million, was recorded for the 1993 redemptions.


NOTE 6.  LEASE TRANSACTIONS

The gross and net book values of communications system financed by capital leases was $604 million and $271 million, respectively, as of December 31, 1994 and $799 million and $359 million, respectively, as of December 31, 1993. Leases not capitalized are primarily for land on which communications equipment is located and for administrative facilities, including office buildings, vehicles, certain data processing equipment and office equipment. Total rental expense for all operating leases was $262 million, $227 million and $229 million for the years ended December 31, 1994, 1993 and 1992, respectively.

Future minimum rental commitments for capital leases are as follows: $120 million in 1995; $112 million in 1996; $105 million in 1997; $52 million in 1998; $48 million in 1999 and $636 million thereafter. At December 31, 1994, aggregate future minimum capital lease payments were $1,073 million including interest of $477 million. The present value of future capital lease payments at December 31, 1994 was $596 million.

                              -19-(Cont'd)
                                                              (Page 22 of 33)

Future minimum rental commitments for noncancellable operating leases are as follows: $174 million in 1995; $146 million in 1996; $110 million in 1997; $85 million in 1998; $69 million in 1999 and $203 million thereafter. At December 31, 1994, aggregate future minimum payments for noncancellable operating leases were $787 million.


NOTE 7. STOCKHOLDERS' EQUITY

On September 30, 1994, the company amended its certificate of incorporation to increase the number of authorized shares of preferred stock from 20 million to 50 million and of common stock from 800 million to 2 billion and authorized 500 million shares of Class A common stock. These changes, which became effective September 30, 1994, had been previously approved by the company's stockholders at a special meeting held on March 11, 1994.

Preferred Stock Rights Plan
---------------------------
On September 7, 1994, the company's board of directors adopted a stockholders' rights plan (Rights Plan), effective September 30, 1994, and declared a dividend, payable to the holders of record on October 11, 1994, of one preferred share purchase right (Right) for each outstanding share of common stock and Class A common stock (collectively, Common Shares) to the stockholders of record on that date. The Rights will also be attached to certain future issuances of Common Shares. Each Right entitles the registered holder to purchase from the company one one-hundredth of a share of the company's Series E Junior Participating Preferred Stock, par value $.10 per share, (Series E Preferred Stock) for an initial purchase price of $100, subject to adjustment.

The Rights will become exercisable upon the occurrence of certain specified events, including a public announcement that a person or group of affiliated or associated persons (Acquiring Person) have acquired beneficial ownership of 10% or more of the outstanding Common Shares (more than 20.1% in the case of share acquisitions by BT). In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right (other than Rights beneficially owned by the Acquiring Person, which will become void), will thereafter have the right, subject to certain restrictions, to receive upon exercise in lieu of Series E Preferred Stock that number of shares of the company's common stock (or, at the option of the company, that number of one one-hundredth of Series E Preferred Stock) determined as set forth in the Rights Plan.

For purposes of the Rights Plan, the company's board of directors has designated 10 million shares of Series E Preferred Stock which amount may be increased or decreased by the board of directors. All Rights expire on September 30, 2004, unless this date is extended or the Rights are earlier redeemed or exchanged by the company in accordance with the Rights Plan.

                                -19-(Cont'd)
                                                              (Page 23 of 33)
Series D Convertible Preferred Stock
------------------------------------
In June 1993, the company issued 13,736 shares of preferred stock, designated as Series D convertible preferred stock (Series D), to BT for $830 million. On September 30, 1994, all of the Series D was converted into 27.5 million shares of Class A common stock. The company paid dividends of $50 and $100 per share on the Series D in 1994 and 1993, respectively.

Class A Common Stock
--------------------
On September 30, 1994, BT completed the purchase of 136 million shares of the company's recently authorized Class A common stock for $4.3 billion, resulting in a 20% voting interest in the company. This purchase was achieved by the company's issuance of 108.5 million shares of Class A common stock to BT for a cash payment of $3.5 billion on September 30, 1994, and BT's conversion of 13,736 shares of Series D, purchased for $830 million in June 1993, into 27.5 million shares of Class A common stock.

As of December 31, 1994, all of the Class A common stock was held by BT. The Class A common stock is equivalent on a per share basis to the existing common stock, except with respect to certain voting rights. BT is entitled to proportionate representation on the company's board of directors, which currently equates to three seats. In addition to board representation, BT is entitled to preemptive rights with respect to the issuance of additional shares of common stock and to investor protections with respect to certain corporate actions of the company. Shares of Class A common stock automatically convert into common stock upon transfer and in certain other events.

Due to the timing of the issuance of the Class A common stock, the company paid one of its semiannual dividends of $.025 per share on its Class A common stock in 1994.

Common Stock
------------
On May 24, 1993, the company's board of directors declared a two-for-one stock split in the form of a 100% stock dividend, which was issued on July 9, 1993 to stockholders of record as of the close of business on June 11, 1993. The following have been adjusted for the effect of the common stock dividend: all per share amounts, 1994 and 1993 treasury stock transactions, the December 31, 1994 and 1993 treasury stock share balances and data as to common stock options and the employee stock purchase plan.

In 1994, 1993 and 1992, the company paid semiannual dividends in the aggregate of $.05 per share on its common stock.

                                 -20-(Cont'd)
                                                              (Page 24 of 33)
NOTE 8. STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS

Employee and Directors' Stock Option Plans
------------------------------------------
The current Employee Stock Option Plan (the Plan) provides for the issuance of up to 102 million shares of common stock. On an annual basis, pursuant to the Plan, the board of directors may increase the maximum number of shares available for issuance under the Plan as of each January 1, by up to 5% of the number of shares of common stock outstanding at each such date. Options granted under the Plan are exercisable at such times and in such installments as determined by the compensation committee of the board of directors. Options granted under the Plan may not have an option price less than the fair market value of the common stock on the date of the grant.

Stock appreciation rights may be granted in combination with a stock option either at the time of the grant or anytime thereafter. No stock appreciation rights had been granted as of December 31, 1994.

The compensation committee may also grant restricted stock awards and performance share awards, subject to such conditions, restrictions and requirements as the committee may determine in its sole discretion. During the year ended December 31, 1994, there were 330,000 restricted shares granted. As of December 31, 1994, there were approximately 1,062,000 restricted shares outstanding. No performance share awards had been issued as of December 31, 1994.

The compensation committee may grant both incentive stock options and non-qualified options under the Plan. All options granted in the last three years have been non-qualified options. These non-qualified options expire after ten years and are exercisable to the extent of 33% of the option shares after one year, 66% after two years and 100% after three years. Incentive stock options expire between five and ten years after issuance and are exercisable to the extent of 33% of the option shares after one year, 66% after two years and 100% after three years.

The Plan permits the holder of an option to pay the purchase price for stock option exercises by surrendering shares of the company's common stock having a fair market value equal to, or greater than, the purchase price.

The company also has a stock option plan for non-employee directors (the Directors' Plan) which provides for the issuance of up to 1,000,000 shares of common stock. Under the Directors' Plan, each non-employee director has been granted a five-year option to purchase up to 40,000 shares of common stock at the closing price of the common stock on the date of grant. The options are exercisable after the first anniversary of the date of grant, in cumulative installments of 25% per year.
Similar options will be granted automatically to all new board members who are not employees, including the nominee directors from BT. Upon the fifth anniversary of the date of grant of options, the unexercised portion of the grant shall be canceled and a new option for 40,000 shares shall be granted automatically.

                                                              (Page 25 of 33)

Additional information with respect to stock options under these plans is:
                                                     Option Amount
                                          Number ----------------------
                                       of Shares Per Common Share  Total
                                       ---------------------------------
(In millions, except per common share amounts)

Shares under option, December 31, 1991     44.8   $ 2.69-22.44  $  546.3
Options granted                            17.0    15.82-17.38     269.7
Options exercised                          (9.0)    2.69-19.57     (85.2)
Options terminated                         (2.8)    2.69-22.44     (39.9)
                                           ----    -----------   -------
Shares under option, December 31, 1992     50.0     3.25-22.44     690.9
Options granted                            18.6    20.56-28.75     394.5
Options exercised                         (15.0)    3.25-22.44    (202.4)
Options terminated                         (2.3)    9.38-28.75     (40.6)
                                           ----    -----------   -------
Shares under option, December 31, 1993     51.3     3.44-28.75     842.4
                                           ----    -----------   -------
Options granted                            22.3    18.88-26.88     587.1
Options exercised                          (8.1)    3.44-22.44    (110.2)
Options terminated                         (3.2)    3.81-28.75     (74.9)
                                           ----    -----------   -------
Shares under option, December 31, 1994     62.3   $ 3.44-28.75  $1,244.4
                                           ----    -----------   -------
Options exercisable, December 31, 1994     26.6   $ 3.44-28.75  $  406.8
                                           ====    ============  =======
Shares available for future grant,
  December 31, 1994                        19.3
                                           ====

Employee Stock Purchase Plan
----------------------------
Under the company's Employee Stock Purchase Plan (the ESPP Plan), 45 million shares of common stock are available for purchase by eligible employees of the company through payroll deductions of up to 15% of their eligible compensation. The purchase price is equal to the lesser of (a) 85% of the fair market value of the stock on the date it is purchased or
(b) 85% of the fair market value of the stock on certain specified valuation dates.

Common Stock Reserved for Future Issuance
-----------------------------------------
At December 31, 1994, 100.9 million shares of the company's authorized common stock were reserved for future issuance under the Employee and Directors' Stock Option Plans and the ESPP Plan. The company has opted to use treasury shares to fulfill the purchases made under these plans during the three-year period ended December 31, 1994.


                                 -21-(Cont'd)
                                                              (Page 26 of 33)
NOTE 9.  EMPLOYEE BENEFIT PLANS

Pension Plans
-------------
The company maintains a noncontributory defined benefit pension plan (MCI
Plan) and a supplemental pension plan (Supplemental Plan). Western Union International, Inc. (WUI), a subsidiary of the company, also has a defined benefit pension plan (WUI Plan). Collectively, these plans cover substantially all full-time employees.

The MCI Plan and the Supplemental Plan provide pension benefits that are based on the employee's compensation for each year of service prior to retirement. The WUI Plan provides pension benefits based on the employee's compensation for each year of service after 1990 and prior to retirement.

The company's policy is to fund the MCI Plan and the WUI Plan in accordance with the funding requirements of the Employee Retirement Income Security Act of 1974 and within the limits of allowable tax deductions. The assets of the plans are primarily invested in corporate equities, government securities and corporate debt securities.

Net periodic pension cost includes:

Year ended December 31,                         1994      1993      1992
(In millions)                                   ----      ----      ----
Service cost during the period                   $37       $18       $15
Interest cost on projected benefit obligation     21        14        12
Actual return on plan assets                       3       (21)      (11)
Net amortization and deferral                    (20)        7        (2)
                                                ----      ----      ----
Net pension cost                                 $41       $18       $14
                                                ----      ----      ----
Pension cost increased in 1994 primarily due to a plan amendment which increased MCI Plan benefits effective January 1, 1994.

The company's pension asset (obligation) consists of:
December 31,                                             1994       1993
(In millions)                                           -----      -----
Plan assets at fair value                               $ 254      $ 188
Accumulated benefit obligation including vested
  benefits of $173 in 1994 and $168 in 1993              (194)      (186)
Plan assets in excess of accumulated                    -----      -----
  benefit obligation                                       60          2
                                                        =====      =====
Plan assets at fair value                                 254        188
Projected benefit obligation for service
  rendered to date                                       (271)      (224)
Projected benefit obligation in excess                  -----      -----
  of plan assets                                          (17)       (36)
Unrecognized net (gain) loss from past experience
  different from that assumed                             (16)         5
Prior service cost not yet recognized in net
  periodic pension cost                                    64         18
Unrecognized net asset at January 1, 1986
  being recognized over 16 years                           (5)        (6)
                                                        -----      -----
Total pension asset(obligation)                         $  26      $ (19)
                                                        =====      =====
                                   -22-(Cont'd)
                                                              (Page 27 of 33)

The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation at December 31, 1994 were 8.75% and 5%, respectively, for both the MCI and WUI plans. At December 31, 1993, the discount rate used was 7.75% for the MCI Plan and 7.25% for the WUI Plan and the rate of increase in future compensation levels was 5% for both plans. The expected long-term rate of return on assets in both 1994 and 1993 was 9% for the MCI Plan and 8.5% for the WUI Plan.

Annual service cost is determined using the Projected Unit Credit actuarial method and prior service cost is amortized on a straight-line basis over the average remaining service period of employees.

Employee Stock Ownership Plan and 401(k) Plans
----------------------------------------------
The company has combined employee stock ownership (ESOP) and 401(k) retirement savings plans (RSP) covering substantially all of its employees. The savings plans allow employees to defer pre-tax income in accordance with the requirements of Internal Revenue Code Section 401(k). The company matches employee contributions up to a certain limit. Participants vest in the company's matching contributions at a rate of 20% per year of service and are immediately 100% vested in their elective deferrals.

During 1994, the company made a one time supplemental contribution of 874,317 shares of common stock to the 401(k) sections of its plans in place of a contribution to the ESOP for the plan year ended December 31, 1993. At this time, future contributions to the ESOP have been suspended. The company contributed 1,015,414 shares of its common stock to the ESOP for the plan year ended December 31, 1992. Effective January 1, 1994 the company increased the matching contribution on 401(k) contributions to encourage employee savings. The company contributed 1,454,600 shares, 791,447 shares and 904,796 shares of its common stock as the company's matching contribution to the RSP for the plan years ended December 31, 1994, 1993 and 1992, respectively.

WUI sponsors a 401(k) savings plan for its collectively bargained employees (WUI 401(k)). The savings plan is intended to meet requirements of Internal Revenue Code Section 401(k). WUI 401(k) participants vest in the company's matching contributions at a rate of 20% per year of service and are immediately 100% vested in their elective deferrals. The company contributed 21,870 shares, 18,974 shares and 27,486 shares of its common stock to the WUI 401(k) for the plan years ended December 31, 1994, 1993 and 1992, respectively.

Postemployment Benefits
-----------------------
Effective January 1, 1994, the company adopted Statement of Financial Accounting Standards No. 112 (SFAS 112), Employers' Accounting for Postemployment Benefits. SFAS 112 requires that if defined conditions are met, postemployment benefits be estimated and accrued rather than recognized as an expense when paid. Adoption of this new standard did not have a material impact on the company's financial position or results of operations as of and for the year ended December 31, 1994.

                                                              (Page 28 of 33)
NOTE 10. INCOME TAXES

The components of the total income tax provision are:

Year ended December 31,             1994      1993      1992
(In millions)                       ----      ----      ----
Current
Federal                             $190      $148      $121
State and local                       26        17        20
                                    ----      ----      ----
Current income tax provision         216       165       141
                                    ----      ----      ----
Deferred
Federal                              243       227       193
State and local                       26        26        20
                                    ----      ----      ----
Deferred income tax provision        269       253       213
                                    ----      ----      ----
Total income tax provision          $485      $418      $354
                                    ====      ====      ====

A reconciliation of the statutory federal income tax rate to the company's effective income tax rate is:

Year ended December 31,             1994      1993      1992
                                    ----      ----      ----
Statutory federal income tax rate     35%       35%       34%
State and local income taxes, net
  of federal income tax effect         3         3         3
Nondeductible amortization             1         1         1
Changes in federal tax laws            -         1         -
Other                                 (1)        -        (1)
                                    ----      ----      ----
Effective income tax rate             38%       40%       37%
                                    ====      ====      ====

In 1994, 1993 and 1992 the company recorded a tax benefit of $63 million, $36 million and $18 million, respectively, to additional paid in capital for tax deductions related to common stock transactions with its employee benefit plans.

                                     -23-(Cont'd)
                                                              (Page 29 of 33)

At December 31, 1994, 1993 and 1992, the company's net deferred income tax liability is comprised of the following:
                                           1994       1993      1992
(In millions)                           -------    -------     -----
     Deferred income tax asset          $   321    $   338     $ 292
     Deferred income tax liability       (1,398)    (1,149)     (850)
                                        -------    -------     -----
     Net deferred income tax liability  $(1,077)   $  (811)    $(558)
                                        =======    =======     =====
The components of these amounts are:
     Communications system              $(1,312)   $(1,097)    $(831)
     Allowance for uncollectibles            46         20        50
     Realignment expenses                     4         56         -
     License fees                            10         29        35
     Customer discounts                     (61)       (43)       (5)
     Alternative minimum and general
       business tax credits                 102        116        83
     Other, net                             134        108       110
                                        -------    -------     -----
     Net deferred income tax liability  $(1,077)   $  (811)    $(558)
                                        =======    =======     =====

The company has not recorded any valuation allowances against its deferred income tax assets, either upon adoption of SFAS 109 or during the years ended December 31, 1994 and 1993.

At December 31, 1994, for federal income tax purposes, the company has available $22 million of general business tax credit carryforwards expiring after the year 2000 and $196 million of Alternative Minimum Tax (AMT) credit carryforwards which have no expiration date. In addition, the company has available $60 million of acquired net operating loss carryforwards and $62 million of acquired AMT net operating loss carryforwards expiring through 2006.


NOTE 11. CONTINGENCIES

The company, in the normal course of business, is a party to a number of lawsuits and regulatory and other proceedings. The company's management does not expect that the results in these lawsuits and proceedings will have a material adverse effect on the consolidated financial position or results of operations of the company.

In December 1992, the company petitioned the United States District Court for the District of Columbia for a declaratory ruling that certain patents being asserted by AT&T Corp. (AT&T) were invalid and that AT&T should be otherwise barred from enforcing them against the company. AT&T counterclaimed that the company was violating certain additional patents. In May 1993, AT&T and Unitel Communications Inc., a Canadian corporation in which AT&T has an equity interest, filed a companion suit in Canada,

                                  -23-(Cont'd)
                                                              (Page 30 of 33)

alleging that the company and the Stentor Group of Canadian telephone companies (with which the company has an alliance) are infringing in Canada four of the patents at issue in the U.S. litigation. Although these actions are still in their early stages, the company does not expect that either of these matters will have a material adverse effect on the consolidated financial position or results of operations of the company.

                                                              (Page 31 of 33)
NOTE 12. SELECTED QUARTERLY INFORMATION (Unaudited)

Three months ended                    Dec. 31,  Sept. 30,   June 30,  Mar. 31,
                                          1994       1994       1994      1994
(In millions, except per share amounts) ------     ------     ------    ------
Revenue                                 $3,401     $3,407     $3,309    $3,221
Operating expenses:
  Telecommunications                     1,764      1,765      1,715     1,672
  Sales, operations and general            999        952        933       906
  Depreciation                             358        282        272       264
Income from operations                     280        408        389       379
Net income                                 151        220        215       209
Earnings applicable to
  common stockholders                      151        220        214       209
Earnings per common and common
  equivalent shares                        .22        .38        .37       .36
Weighted average number of shares of
  common stock and common stock
  equivalents outstanding                  685        579        575       580
                                        ------     ------     ------    ------

Three months ended                     Dec 31,   Sept 30,   June 30,   Mar 31,
                                          1993       1993       1993      1993
(In millions, except per share amounts) ------     ------     ------    ------
Revenue                                 $3,128     $3,054     $2,929    $2,810
Operating expenses:
  Telecommunications                     1,659      1,636      1,573     1,505
  Sales, operations and general            992        814        772       732
  Depreciation                             256        245        236       233
Income from operations                     221        359        348       340
Income before extraordinary item           107        174        178       168
Net income                                 107        174        150       151
Earnings applicable to
  common stockholders                      107        174        149       151
Earnings per common and common
  equivalent shares:
    Income before extraordinary item       .18        .30        .32       .31
    Loss on early debt retirements           -          -       (.05)     (.03)
                                        ------     ------     ------    ------
    Total                                  .18        .30        .27       .28
Weighted average number of shares of
  common stock and common stock
  equivalents outstanding                  581        580        554       538
                                        ------     ------     ------    ------
The three months ended December 31, 1994 includes incremental expenses of $70 million associated with the launch of networkMCI BUSINESS, an additional $63 million depreciation charge, a $25 million charge for the settlement of two class action suits relating to the provision of 900 services and a $10 million gain on the sale of AAP Telecommunications Pty. Ltd.

The three months ended December 31, 1993 includes a $150 million charge primarily associated with the company's strategic realignment, streamlining of engineering and network operations facilities and relocation of certain operations to lower cost areas.

Since there are changes in the weighted average number of shares outstanding each quarter, the sum of earnings per share by quarter does not equal the earnings per share for the year.
                                                              (Page 32 of 33)
REPORT OF MANAGEMENT
MCI Communications Corporation and Subsidiaries

The management of the company is responsible for the financial information and representations contained in the financial statements, notes and all other sections of the annual report. The financial statements have been prepared in conformity with generally accepted accounting principles appropriate under the circumstances to reflect, in all material respects, the substance of events and transactions which have occurred. In preparing the financial statements, it is necessary that management make informed estimates and judgments based on currently available information in order to record the results of certain events and transactions.

The company maintains a system of internal controls designed to enable management to meet its responsibility for reporting reliable financial information. The system is designed to provide reasonable assurance that assets are safeguarded and transactions are recorded and executed with management's authorization.
Internal control systems are subject to inherent limitations due to the necessity to balance costs incurred with benefits provided.
The company believes that the existing system of internal controls provides reasonable assurance that errors or irregularities that could be material to the financial statements are prevented or would be detected in a timely manner.

The board of directors pursues its oversight role for the financial statements through its audit committee, which is comprised solely of directors who are not officers or employees of the company.
They are responsible for engaging, subject to stockholder approval, the independent accountants. The audit committee meets periodically with management and the independent accountants to review their activities in connection with financial reporting matters. The independent accountants have full and free access to meet with the audit committee, without management representatives present, to discuss the results of their examination and the adequacy and quality of internal controls and financial reporting.

The report of our independent accountants, Price Waterhouse LLP, appears herewith. Their audit of the financial statements includes a review of the company's system of internal controls and testing of records as required by generally accepted auditing standards.



/s/BRADLEY E. SPARKS
--------------------
Bradley E. Sparks
Vice President and Controller
January 25, 1995

                                    -25-(Cont'd)
                                                              (Page 33 of 33)
REPORT OF INDEPENDENT ACCOUNTANTS

Price Waterhouse LLP


To the Board of Directors and Stockholders of MCI Communications Corporation

In our opinion, the consolidated balance sheets and the related consolidated income statements, statements of cash flows and stockholders' equity appearing on pages 8, 10, 12, and 14, through 24 present fairly, in all material respects, the financial position of MCI Communications Corporation and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




/s/PRICE WATERHOUSE LLP
-----------------------
Price Waterhouse LLP
January 25, 1995
Washington, D.C.