Form 10-K, Exhibit 13
period 1995-12-31
MCI COMMUNICATIONS CORP
filed 1996-03-29
CIK 64079

SELECTED FINANCIAL INFORMATION

MCI Communications Corporation and Subsidiaries

Year ended December 31,                                 1995        1994        1993        1992        1991
                                                    --------    --------    --------    --------    --------
(In millions, except per share amounts and employees)
RESULTS OF OPERATIONS
Revenue .........................................   $ 15,265    $ 13,338    $ 11,921    $ 10,562    $  9,491
Total operating expenses ........................    (14,147)    (11,882)    (10,653)     (9,351)     (8,400)
Income from operations ..........................      1,118       1,456       1,268       1,211       1,091
Equity in income (losses) of affiliated companies       (187)         (4)         (2)         (2)         (1)
Income before extraordinary item ................        548         795         627         609         551
Net income ......................................        548         795         582         609         551
Earnings applicable to common stockholders ......        548         794         581         589         522
Earnings per common and common
  equivalent share ..............................        .80        1.32        1.04        1.11        1.00
Cash dividends per share ........................        .05         .05         .05         .05         .05
                                                    --------    --------    --------    --------    --------
BALANCE SHEET
Gross investment in property and equipment ......   $ 15,547    $ 13,408    $ 11,618    $ 10,316    $  9,684
Total assets ....................................     19,301      16,366      11,276       9,678       8,834
Long-term debt ..................................      3,444       2,997       2,366       3,432       3,104
Stockholders' equity ............................      9,602       9,004       4,713       3,150       2,959
                                                    --------    --------    --------    --------    --------
CASH FLOW
Cash from operating activities ..................   $  2,979    $  2,355    $  1,978    $  1,726    $  1,271
Capital expenditures for property and equipment .      2,866       2,897       1,733       1,272       1,377
Acquisition  (disposition) of businesses
  and investment in affiliates and News Corp. ...      2,737         284           8         (22)          -
                                                    --------    --------    --------    --------    --------
OPERATIONS
Capacity circuit miles ..........................      6,786       4,767       3,556       2,107       1,888
Billable calls ..................................     23,365      19,411      16,484      14,245      12,189
Number of full-time employees ...................     50,367      40,667      36,235      30,964      27,857
                                                    --------    --------    --------    --------    --------

In September and November 1995, the company acquired all of the outstanding shares of common stock of Nationwide Cellular Service, Inc. and SHL Systemhouse Inc., respectively. These acquisitions were accounted for as purchases; accordingly, the net assets and results of operations of the acquired companies are included in the information above since their respective acquisition dates.

In 1994, British Telecommunications plc (BT) completed the purchase of 136 million shares of the company's Class A common stock for $4.3 billion, which resulted in a 20 % voting interest in the company. This was achieved by the issuance of 108.5 million shares of Class A common stock to BT for $3.5 billion on September 30, 1994 and BT's conversion of 13,736 shares of Series D convertible preferred stock, purchased for $830 million in June 1993, into 27.5 million shares of Class A common stock. This investment is reflected in stockholders' equity.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of the company's consolidated results of operations and financial condition. The discussion should be read in conjunction with the consolidated financial statements and accompanying notes.

The company operates predominantly in a single industry segment, the telecommunications industry. The industry consists of a wide range of telecommunications services to residential and business customers, including domestic and international long distance voice and data services, teleconferencing and electronic messaging services, which are the markets in which the company has historically operated (core business). Management has embarked on a strategy to expand the company's business into certain developing markets, including the local, wireless, information technology and multimedia markets, which is discussed in further detail in the Enterprise Reporting section of Management's Discussion and Analysis.

Financial Summary
- -----------------
In 1995, total revenue grew $1.9 billion or 14% over the prior year versus $1.4 billion or 12% in 1994. Revenue from the company's core business grew $1.7 billion or 13% and traffic increased 16% over 1994. The company's revenue growth from its core business in 1995 was approximately 33% of the total long distance industry growth, estimated to be approximately $5 billion.

                                             1995 vs. 1994     1994 vs. 1993
                                             -------------     -------------
Increase in core business revenue ...........    13%                12%
Increase in traffic .........................    16%                12%
                                             -------------     -------------
Revenue to traffic variance .................    (3)%                -%
                                             -------------     -------------

In 1995, the company's variance of (3)% between revenue growth and traffic growth in the core business was due primarily to growth in large account and carrier market traffic, which typically carries both a lower average revenue rate and lower overall costs, and due to increased volume and promotional discounts for consumer market customers. International growth of 33% in 1995 and 20% in 1994 continued to affect the revenue to traffic variance favorably.

Income from operations decreased 23% to $1,118 million in 1995, which followed a 15% increase in 1994. In 1995, 1994 and 1993, operating income was affected by special pretax operating charges of $736 million, $133 million and $150 million, respectively. Excluding these charges, which are discussed below, operating income and margins would have been $1,854 million or 12.1% in 1995; $1,589 million or 11.9% in 1994; and $1,418 million or 11.9% in 1993.

[GRAPHIC OMITTED]
REVENUE (in millions of dollars)
1993    11,921
1994    13,338
1995    15,265

BILLABLE CALLS (in millions)
1993    16,484
1994    19,411
1995    23,365

Earnings were $548 million or $.80 per share for 1995; $794 million or $1.32 per share for 1994; and $581 million or $1.04 per share for 1993. Excluding special items in 1995, 1994 and 1993, and an extraordinary loss on early debt retirements in 1993, earnings per share would have been $1.55, $1.47 and $1.28, respectively. The September 1994 issuance of 136 million shares of Class A common stock to British Telecommunications plc (BT) had a full year dilutive impact on earnings per share in 1995 versus 1994 and 1993. In 1995, earnings per share was also negatively affected by the results of the company's recent business acquisitions and investments in ventures and developing markets.

In 1994, BT completed its purchase of 136 million shares of the company's Class A common stock for $4.3 billion, which resulted in a 20% voting interest in the company. This was achieved by the issuance of 108.5 million shares of Class A common stock to BT for $3.5 billion on September 30, 1994 and BT's conversion of 13,736 shares of Series D convertible preferred stock, purchased for $830 million in June 1993, into 27.5 million shares of Class A common stock.

During the third quarter of 1995, the company implemented a reorganization designed to increase efficiency, enhance marketplace effectiveness and improve business focus. The reorganization was largely in response to the rapid changes in business scope, technology and regulation affecting the telecommunications industry. The company consolidated its core business and centralized major administrative functions. The core business includes network operations, information systems and the former Business Markets and Consumer Markets groups. In connection with the reorganization and other third quarter 1995 events, the company recorded special pretax charges of $831 million. After the applicable tax benefit, the charge resulted in a reduction to earnings of $518 million, or $.75 per share.

In 1994, the company recorded special pretax items totaling $148 million, which related primarily to reduced utility of older asynchronous fiber-optic transmission equipment and product launch costs. In 1993, the company recorded a special pretax charge of $150 million primarily associated with a strategic realignment and streamlining of engineering and network operations. Also, 1993 results included an extraordinary loss of $45 million, net of tax benefit, for the early retirement of debt.

[GRAPHIC OMITTED]
BOOK VALUE PER SHARE (in dollars)
1993     8.71
1994    13.26
1995    14.00

MARKET TO BOOK RATIO
1993      3.2
1994      1.4
1995      1.9

Business Acquisitions and Investments in Ventures and Developing Markets
- ------------------------------------------------------------------------
In  November  1995,  the  company  acquired  all the  outstanding  shares of SHL
Systemhouse Inc. (SHL) for U.S. $13 per share or approximately U.S. $1.13 billion. The company anticipates that SHL, a Canadian corporation which provides information technology services to commercial and government enterprises, will provide it with the ability to design, build and manage information solutions that integrate computing and communications technologies for its business customers.

In September 1995, the company acquired all the outstanding shares of Nationwide Cellular Service, Inc. (Nationwide) for approximately $210 million. The acquisition of Nationwide represents part of the company's strategy to provide wireless services integrated with other company services for both consumer and business customers. In addition, during 1995, the company negotiated agreements with a number of cellular companies to purchase wireless services for resale. These agreements, including arrangements that Nationwide has with other cellular carriers, give the company the ability to market wireless services in the top 100 U.S. markets.

In August 1995, the company made an initial investment of $1 billion in The News Corporation Limited (News Corp.). The investment was comprised of (i) an aggregate of 51 preferred shares of two U.S. subsidiaries of News Corp. (News Triangle Finance, Inc. and News T Investments, Inc.) with a stated value and liquidation preference of $850 million and bearing a dividend rate of 5.147% (which is eligible for the dividend received deduction under current income tax laws) and (ii) a four year warrant (purchase price of $150 million) to acquire up to approximately 155 million News Corp. ordinary shares for $850 million. The exercise price of the warrant is payable, at the company's option, in cash, through the surrender of the preferred shares or a combination of both. In addition, the company has an option for five years to invest an additional $1 billion under the same terms and for the same consideration as its initial investment. Under certain circumstances, News Corp. shall have the right to cause the company to make the additional $1 billion investment or a portion thereof. In January 1996, News Corp. exercised a portion of this right by requiring the company to invest $350 million in the first half of 1996. As a result of the alliance with News Corp., the companies are working together on the formation of ventures in the multimedia service arena, including a direct broadcast satellite (DBS) venture.

During 1995, the company also invested a total of approximately $800 million in other ventures and developing markets, including Concert Communications Company (Concert(cm)), AVANTEL S.A. de C.V. (AVANTEL) and MCImetro, Inc. (MCImetro(sm)). Furthermore, in January 1996, the company and Microsoft Corporation announced their intent to enter into a strategic alliance to jointly market and develop a range of services in the on-line, Internet and networking markets.

These acquisitions and investments are discussed in more detail in the Enterprise Reporting section.

Current Legislation
- -------------------
On February 8, 1996, the Telecommunications Act of 1996 (the Act) was signed into law. This legislation constitutes the most comprehensive revision of the United States' communications policies in more than 60 years. The Act eliminates legal barriers to competition in the local telephone market and, at the same time, contains provisions intended to protect consumers and businesses from unfair competition by the seven regional Bell operating companies (RBOCs). The RBOCs will be able to offer long distance services outside their regions immediately, but will be barred from offering in-region long distance services until they have opened their own markets and face facilities-based local competition. Further, the entry of an RBOC into the long distance market in its region requires the approval of the Federal Communications Commission (FCC) which, in consultation with the Department of Justice, must find such entry to be in the public interest. With the passage of the legislation, the company can enter local telephone markets by building new facilities, reselling local network capacity, and partnering with other new market entrants, including other long distance companies. It is too soon to determine the legislation's eventual impact on the company's financial position and results of operations.

Recent Accounting Pronouncements
- --------------------------------
In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans and is effective for fiscal years beginning after December 15, 1995. The company expects to continue to apply the accounting provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in determining its net income. However, beginning in 1996, additional disclosures will be made about the estimated compensation expense under the method established by SFAS 123.

RESULTS OF OPERATIONS

Revenue
- -------
In the business market, revenue and traffic showed continued growth in 1995 and 1994, which was driven by increases in most segments, particularly mid-sized customer, large account and carrier segments. Revenue increases in 1995 were primarily attributable to growth in data products, which grew 34% in 1995, as well as the continued success of the company's virtual private network product (Vnet(rm)), MCI Vision(rm) and 800 services. The 1994 revenue growth was largely in 800 revenue, which resulted, in part, from the FCC's 800 service number portability ruling, which took effect in May 1993, and in data revenue, which increased 35% in 1994, in part, from the company's purchase of BT North America Inc. in January 1994.

In the consumer  market,  revenue and traffic growth in 1995 and 1994 was driven
by  the  company's  Friends  &  Family(rm)  products,   collect-calling  product
(1-800-COLLECT(rm)), calling card products and consumer 800 number products.

In 1995, revenue of acquired companies contributed to approximately 10% of the company's consolidated year-over-year revenue growth.

Telecommunications
- ------------------
The principal components of telecommunications expense are the cost of access facilities provided by local exchange carriers and other domestic service providers, and payments made to foreign telephone companies (international settlements) to complete calls made to foreign countries from the U.S. by the company's customers. In the core business, telecommunications expense as a percentage of revenue declined to 51.9% in 1995 from 52.1% in 1994 and 53.7% in 1993 due to reductions in domestic access and international settlement rates. The decline from 1993 was also a result of efficiencies resulting from operator services automation.

Sales, Operations and General
- -----------------------------
Sales, operations and general expenses increased as a percentage of revenue to 29.5% in 1995 from 28.4% in 1994 and 27.8% in 1993. The year-over-year increases primarily related to special charges of $216 million in 1995, discussed below; $70 million for the launch of networkMCI BUSINESS(tm) in 1994; and the $150 million realignment charge in 1993. The 1995 sales, operations and general expenses also include the cost of hardware and licensed software of approximately $64 million, which related to information technology services revenue of SHL since its acquisition in November 1995. Excluding these costs and the special charges, sales, operations and general expenses would have been 27.7%, 27.9% and 26.5% of revenue in 1995, 1994 and 1993, respectively. The 1995 decrease in these expenses as a percentage of revenue was primarily due to cost savings associated with reorganization efforts, while the increase in 1994 was primarily due to higher personnel costs, higher levels of advertising and related sales and marketing expenses.

[GRAPHIC OMITTED]
NUMBER OF FULL-TIME EMPLOYEES
1993    36,235
1994    40,667
1995    50,367*
*includes 7,582 of acquired company employees

CAPACITY CIRCUIT MILES (in millions)
1993     3,556
1994     4,767
1995     6,786


Depreciation
- ------------
Depreciation expense increased year-over-year by $132 million or 11% in 1995 and by $206 million or 21% in 1994. These increases were primarily a result of additions to the communications system network, which were made in order to increase network capacity, redundancy and reliability. The 1995 depreciation expense reflected depreciation savings associated with the asset write-down discussed below. Depreciation expense in 1994 also included a $63 million special charge to recognize the reduced utility of older asynchronous fiber-optic transmission equipment and to reflect the results of an asset utilization review. The company expects depreciation expense to continue to increase with the expansion of its communications system network.

1995 Special Charges
- --------------------
As previously mentioned, the company recorded special pretax charges of $831 million during the third quarter of 1995. The charges were comprised of the following three major components.

The company recorded a $520 million charge for an asset write-down, which reflected a decline in value of certain of the company's assets caused by changes in the business and technology strategy. The write-down primarily related to communications systems and administrative assets that have become redundant or were no longer aligned with strategic product offerings. The amount of the write-down was measured in conformity with the Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which the company adopted in the third quarter of 1995. Under this standard, charges were taken for the difference between the current carrying value and the estimated fair value of such assets at the expected disposal date. In the company's case, the fair value of most of the assets covered by this write-down was deemed to be salvage value. Disposal or abandonment of substantially all of these assets occurred by December 31, 1995.

The company also recorded a $216 million charge in sales, operations and general expenses, which related primarily to reorganization costs. These costs included approximately $50 million of severance associated with a workforce reduction, $55 million of lease obligations and penalties associated with vacating facilities, and $45 million of costs to modify and terminate contracts associated with changes in the business organization and strategic product offerings. The remainder of the charge included other costs associated with the company's business reorganization and certain legal costs. The company expects to reduce its workforce by approximately 2,800 employees, of whom approximately 2,400 had left the company at December 31, 1995. The remaining employees are expected to leave during the first half of 1996. The terminated employees, which included management and nonmanagement, were primarily sales, support and systems engineering personnel located at business administrative and operations sites. The company abandoned excess and duplicate facilities at various business and operations locations due to automation, workforce reductions and centralization.

As of December 31, 1995, the company had incurred $55 million of the accrued reorganization costs with the majority of the remaining costs to be incurred during 1996. The remaining accrual is primarily comprised of costs associated with lease obligations, severance, modification and termination of contracts, other business reorganization costs and certain accrued legal costs. The reorganization accrual is charged when applicable severance payments are disbursed, or when rental expense is incurred or lease termination costs are disbursed, or when contract settlements are completed and payment is disbursed. Other costs are charged as incurred. Cash expenditures for these expenses were and will continue to be funded from cash from operations.

In addition, the company recorded a charge of $95 million in equity in income (losses) of affiliated companies, which related to several investees where restructuring plans were implemented in the third quarter of 1995 or where product offerings were not expected to generate future cash flows sufficient to recover current carrying values.

As a result of the reorganization, the company expects to realize annual savings of approximately $100 million in sales, operations and general expenses. The depreciation savings from the asset write-down will partially offset increases in depreciation expense from continuing additions to the communications system.

Other
- -----
Interest expense decreased in 1995 and 1994 from prior years. During 1995, the company issued and assumed new debt balances as a result of the purchase of SHL in November 1995. The increase in average debt balances and higher interest rates increased interest costs in 1995 and 1994; however, these increases were more than offset by increased capitalized interest due to the company's increased investment in its communications system.

Interest income increased significantly in 1995 and 1994 from 1993 due to the investment of the BT proceeds received in September 1994. Interest income declined in the fourth quarter of 1995 and will continue to decline in 1996 as cash is used to fund the company's business acquisitions and its investments in ventures and developing markets.

Other expense, net, decreased by $37 million in 1995, which reflected a $25 million charge recorded in 1994 in connection with the settlement of two class action suits and the dividend income of $18 million from News Corp. recorded in 1995.

Equity in Income (Losses) of Affiliated Companies
- -------------------------------------------------
The company's equity in losses from its investment in affiliates, exclusive of the aforementioned special charge impact, was $92 million in 1995. The majority of the 1995 losses were attributable to Concert and In-Flight Phone Corporation. Equity in losses of affiliated companies was $4 million in 1994, which included Concert losses that were partially offset by a gain on the sale of the company's equity investment in AAP Telecommunications Pty. Ltd. The company expects losses to continue in 1996 due to the start-up nature of these and other investments in ventures and developing markets as discussed in the Enterprise Reporting section.

Weighted Average Shares
- -----------------------
Weighted average shares increased approximately 14% in 1995 due to the issuance to BT in September 1994 of 108.5 million shares of Class A common stock.


ENTERPRISE REPORTING

The company has invested in ventures and developing markets outside of its core business through acquisitions, alliances and other strategic initiatives in the local, wireless, information technology, international and multimedia markets. Investments in these ventures and developing markets are included in the company's financial statements as consolidated subsidiaries, unconsolidated equity investments, or cost method investments such as News Corp.

This section segregates the performance of the company's core business from its investments in ventures and developing markets business. The following unaudited information was prepared using all amounts included in the company's consolidated financial statements and reflects estimates and allocations that management believes provide a reasonable basis on which to present such information. The revenue and income amounts include sales of services between the core business and the ventures and developing markets business based upon prevailing market rates. Administrative expenses are allocated to the respective enterprises on a fully distributed basis reflective of actual utilization. Net interest expense is fully distributed based upon proportionate debt levels reflecting the cash flow of the respective enterprise commencing on October 1, 1995. Prior to October 1, 1995, all debt was allocated to the core business except for amounts allocated to support the acquisition of Nationwide and the investment in News Corp. The consolidated income tax provision and related tax payments are allocated to each enterprise based on its tax attributes.

Financial Summary
- -----------------
For the year ended December 31, 1995, net income (loss) for the core business and the ventures and developing markets business was $757 million and $(209) million, respectively. EBITDA (earnings before interest, taxes, depreciation and amortization), excluding other income (expense) and equity in income (losses) of affiliated companies, was $2,992 million for the core business and $(46) million for the ventures and developing markets business for the year ended December 31, 1995. EBITDA, a measure of the company's ability to generate cash flows, should be considered in addition to, but not as a substitute for, or superior to, other measures of financial performance reported in accordance with generally accepted accounting principles. EBITDA, also known as operating cash flow, is often used by analysts when evaluating companies. Operating income (loss) for the core business and the ventures and developing markets business was $1,226 million and $(108) million, respectively.

The following table summarizes the financial highlights of these enterprises excluding the aforementioned special pretax charges.

Supplemental Enterprise Reporting Data
- --------------------------------------
                                                                 Ventures and
Year ended December 31, 1995                    Core Business Developing Markets
                                                ------------- ------------------
(In millions)
Revenue .......................................... $14,990        $   365
EBITDA* ..........................................   3,208            (46)
Operating income (loss)* .........................   1,923            (69)
Equity in income (losses) of affiliated companies*       -            (92)
Net income (loss)* ...............................   1,191           (125)

Capital expenditures .............................   2,558            308
                                                ------------- ------------------

* Amounts have been adjusted to exclude the impact of the special charges.

The following discussion focuses on significant financial and operational results of the company's ventures and developing markets business.

Local Services
- --------------
MCImetro, the company's wholly-owned local services subsidiary, provides local fiber-optic capacity and competitive access services to the company's core business and other long distance carriers, large businesses and government users of telecommunications services. MCImetro intends to become a single-source provider of comprehensive local wireline telecommunications services, encompassing voice, data and enhanced services in key markets as regulatory authorities permit. At December 31, 1995, MCImetro had been granted authority to offer local exchange service in 14 states and had applications for such services pending in six other states.

In 1995, MCImetro installed 10 Class 5 local switches and conducted testing of its initial set of local service offerings and support systems. In February 1996, MCImetro offered its initial set of local exchange services in Baltimore, Boston and Detroit. The initial services encompass basic local telephone service, business lines, private branch exchange (PBX) trunks and access services, which provide businesses with high quality dedicated access connections to a long distance carrier or other service provider, as well as enhanced services.

As of December 31, 1995, MCImetro had constructed 38 operational local city networks in 25 cities, which represented an increase of 30 local city networks and 20 cities in 1995. At December 31, 1995, MCImetro had 2,338 route miles and 3,700 right-of-way miles.

In 1995, MCImetro reported revenue of $108 million on sales of fiber-optic capacity and competitive access services, of which substantially all was derived from sales to the company's core business. EBITDA for the year ended December 31, 1995 was $(15) million and net loss was $(17) million. For the same period, MCImetro made capital expenditures of $265 million, which were primarily for the construction of its local city networks and Class 5 switch development.

[GRAPHIC OMITTED]
MCImetro CAPITAL EXPENDITURES (in millions of dollars)
1994     32
1995    265

MCImetro LOCAL CITY NETWORKS
1994      8
1995     38


Wireless Services
- -----------------
Wireless services revenue for the three months ended December 31, 1995, following the acquisition of Nationwide, was $82 million, which was derived from cellular and paging services, as well as equipment sales. EBITDA for the same period was $(5) million and net loss was $(10) million. At December 31, 1995, the company had approximately 347,000 cellular service subscribers and 465,000 paging service subscribers. The company provides wireless services through resale from facility based wireless service providers.

[GRAPHIC OMITTED]
WIRELESS  CUSTOMER BASE* (in  thousands)
1993    176 cellular
1994    257 includes 250 cellular and 7 paging
1995    812 includes 347 cellular and 465 paging

WIRELESS REVENUE* (in millions of dollars)
1993    183
1994    213
1995    272
* 1993, 1994 and 1995 includes Nationwide's operational results prior to acquisition by the company and are shown for comparison purposes only.


Information Technology Services
- -------------------------------
Information technology services revenue for the three months ended December 31, 1995, including SHL revenue from the November 1995 acquisition date, was $126 million, which was comprised of $62 million of equipment deployment and educational services, $37 million for consulting and systems integration and $27 million for outsourcing services. EBITDA was $1 million and net loss was $(17) million for same period.

Backlog at December 31, 1995 was $1.4 billion, the majority of which was from the 10 largest contracts. Reported backlog includes amounts committed under executed contracts or letters of intent. The company expects that approximately 30% of the backlog will be delivered in 1996. Since revenue depends on actual usage under service contracts, which may be subject to termination under certain circumstances, actual revenue for a particular contract may be higher or lower than the reported backlog for such contract.

International Services
- ----------------------
During 1995, the company invested $66 million in Concert, a 24.9% owned international services venture with BT, which provides global enhanced telecommunications services for business customers. This represents the company's percentage share of required ongoing capital infusions to the venture. For the year ended December 31, 1995, the company's share of Concert losses reported in accordance with U.S. generally accepted accounting principles was $(57) million, excluding Concert's special charges. Through December 31, 1995, the company has invested a total of $145 million since Concert's launch in July 1994. The company intends to continue making contributions to Concert in order to maintain its proportionate interest.

For the twelve months ended December 31, 1995, Concert product sales amounted to approximately $300 million in revenue to its distributors. Concert services are available through the company, BT and distributors in North America, Europe and Asia. Concert provides a complete portfolio of advanced global communication services to multinational businesses worldwide, which include virtual network, frame relay, managed bandwidth and packet services. Monthly revenues for these services, in the aggregate, grew more than 100% year-over-year. The Concert network has 6,000 nodes deployed in over 800 cities in more than 50 countries.

In November 1995, the company increased its investment in AVANTEL, a 44.5% owned business venture with Grupo Financiero Banamex-Accival, to approximately $250 million, which represents half of the company's total anticipated investment, the remainder of which is expected to be made in 1996. In September 1995, AVANTEL received a license from the Mexican Secretariat of Communications and Transportation to construct and operate a nationwide fiber-optic telecommunications network in Mexico. AVANTEL plans to provide competitive domestic and international long distance telecommunications services in Mexico when the market opens for competition for business customers in August 1996. Certain value added, private line and data services may be offered prior to that time. A full range of competitive switched long distance services is expected to be offered by AVANTEL to residential and business customers beginning in January 1997. For the year ended December 31, 1995, AVANTEL's capital expenditures were $86 million, and at December 31, 1995, AVANTEL had installed 1,540 route miles of its fiber-optic network in Mexico.

Multimedia Services
- -------------------
The company invested $1 billion in News Corp. in August 1995, and recorded $18 million in dividend income during the period ended December 31, 1995. The company has the option for five years to invest an additional $1 billion in News Corp. During the five year period, under certain circumstances, News Corp. can require the company to invest the additional $1 billion or a part thereof. In January 1996, News Corp. exercised a portion of this right by requiring the company to invest $350 million in the first half of 1996. If the $2 billion investment had been made and the related warrants exercised at December 31, 1995, the company would have held a 13.8% voting interest (12.9% on a fully diluted basis) in News Corp.

On January 25, 1996, the company submitted the winning bid of $682 million for the last remaining unallocated DBS spectrum slot that provides coverage of all fifty states and Puerto Rico, located at 110-degrees West Longitude. DBS is a point-to-multipoint broadcast service that uses high-powered Ku band satellites which are placed in geosynchronous orbit. The company has paid a portion of the license fee, with the remainder due upon receipt of the license. In addition, the company and News Corp. will form a joint venture to enter the United States DBS video, audio and data market. The venture will offer information and entertainment services to businesses and consumers. The companies plan to invest approximately $1.3 billion, on a 50-50 basis, in the venture, and expect to offer service by late 1997.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flows
- ----------
Cash from operating activities increased 26% to $2,979 million in 1995 and 19% to $2,355 million in 1994, which was consistent with the growth in the company's recurring income from operations for these periods. A significant increase in interest received, which resulted from a full year earnings of marketable securities, also contributed to the 1995 increase. Cash from operating activities has been the company's primary source of cash to finance capital expenditures. The 1995 business acquisitions and investments in ventures and developing markets were funded with proceeds from the BT investment and, to a lesser extent, from the issuance of commercial paper. In 1994, financing activities were a significant source of cash as a result of the BT transaction and debt issuances. EBITDA, excluding special charges, other income (expense) and equity in income (losses) of affiliated companies increased to $3.2 billion in 1995 from $2.7 billion in 1994 and $2.4 billion in 1993. The increases were primarily a result of strong revenue growth, which was partially offset by higher operating expenses.

Working Capital
- ---------------
The company had working capital (current assets less current liabilities) of $(.3) billion and $1.8 billion at December 31, 1995 and 1994, respectively. The decline in working capital was primarily attributable to the use of cash and cash equivalents and the sale of marketable securities to fund 1995 business acquisitions and investments in ventures and developing markets. Current assets decreased due to a decline in cash, cash equivalents and current marketable securities of $1.4 billion, which was offset by increases of $.7 billion in receivables and $.4 billion in other. The increase in receivables and other current assets reflected strong year-end business volumes and acquired company balances. Current liabilities increased $1.7 billion from December 31, 1994 due to increases of $.5 billion in accrued telecommunications expense and accounts payable, $.8 billion in other accrued liabilities and $.4 billion in long-term debt due within one year. The increase in accrued telecommunications expense and accounts payable was attributable to the growth in the company's overall business and acquired company balances. Other accrued liabilities increased primarily due to the accrued reorganization costs, increases in accrued payroll and related costs and acquired company balances. Long-term debt due within one year increased as a result of current maturity on the company's long-term debt portfolio.

Capital Expenditures
- --------------------
The company continued to invest in its communications system in order to increase network capacity, reliability and performance, and to enhance network intelligence. Capital expenditures for property and equipment were approximately $2.9 billion in each of 1995 and 1994, and $1.7 billion in 1993. The increases in capital expenditures for 1995 and 1994 were due primarily to increases in capacity, intelligent network and switch software development, and the company's continued deployment of Synchronous Optical Network (SONET) technology. SONET technology enables high-speed multimedia applications and information services, as well as advanced network technologies for improved reliability and delivery of advanced services. Also contributing to the 1995 increase were MCImetro capital expenditures of approximately $.3 billion. In addition to the construction of MCImetro's SONET-based local city networks, during 1995, the company accelerated its deployment of long distance network SONET rings around major metropolitan areas. SONET rings provide millisecond restoration of traffic in the event of a fiber cut. In addition, the company activated the nation's first commercial network combining SONET and Asynchronous Transfer Mode (ATM) technologies called vBNS, very high-speed backbone network service during 1995. The combination of SONET and ATM allows the company to combine voice, data and video transmissions for unique high-speed applications over a single channel. Property and equipment retirements were $.9 billion and $1.1 billion in 1995 and 1994, respectively.

[GRAPHIC OMITTED]
CASH FROM OPERATIONS (in millions of dollars)
1993    1,978
1994    2,355
1995    2,979

CAPITAL EXPENDITURES (in millions of dollars)
1993    1,733
1994    2,897
1995    2,866

Funding of Capital Expenditures and Investments in Ventures and
Developing Markets
- ------------------
In 1995, the company funded its capital expenditures, acquisitions of SHL and Nationwide, as well as investments in News Corp., AVANTEL, Concert and other ventures, through cash from operations, marketable securities purchased with the proceeds from the investment of BT and debt issuances. In 1996, the company plans to spend approximately $3 billion on capital expenditures, which includes MCImetro capital expenditures, most of which will be funded with cash from operations. In addition, the company expects to invest approximately $2 billion in existing ventures and developing markets, which includes the company's share of planned DBS venture costs, additional investment in News Corp., and a 1996 planned capital contribution in AVANTEL. The company believes that it will be able to meet its current and long-term liquidity and its capital requirements from cash from operations and existing debt facilities. The company has a $2 billion bank credit facility, which expires in July 2000. The bank credit facility supports the company's commercial paper program and may also be used to fund short-term fluctuations in working capital and other general corporate requirements. In addition, the company has a $1 billion shelf registration in effect, which covers debt securities with a range of maturities at either fixed or variable rates. At December 31, 1995, there was $705 million outstanding under the commercial paper program and bank credit facility, and no securities were issued under the shelf registration.

The company's ratio of debt to total capitalization, defined as total debt to total debt plus equity, increased to 29% at December 31, 1995 from 26% at December 31, 1994, as a result of the issuance of commercial paper to fund certain of the company's business acquisitions and investments in ventures and developing markets. On September 30, 1994, the company issued 108.5 million shares of Class A common stock to BT for $3.5 billion in cash, which caused the company's debt to total capitalization ratio to decrease to 26% at December 31, 1994 from 35% at December 31, 1993.



(sm) - service mark
(rm) - registered service mark
(tm) - trademark
(cm) - Concert is a mark of the Concert Communications Company.

INCOME STATEMENTS
MCI Communications Corporation and Subsidiaries

Year ended December 31,                            1995        1994        1993
(In millions, except per share amounts)        --------    --------    --------

REVENUE .....................................  $ 15,265    $ 13,338    $ 11,921

OPERATING EXPENSES
  Telecommunications ........................     7,813       6,916       6,373
  Sales, operations and general .............     4,506       3,790       3,310
  Depreciation ..............................     1,308       1,176         970
  Asset write-down ..........................       520           -           -
                                               --------    --------    --------
  TOTAL OPERATING EXPENSES ..................    14,147      11,882      10,653
                                               --------    --------    --------
INCOME FROM OPERATIONS ......................     1,118       1,456       1,268

Interest expense ............................      (149)       (153)       (178)
Interest income .............................       147          50           8
Other expense, net ..........................       (32)        (69)        (51)
Equity in income (losses) of
  affiliated companies ......................      (187)         (4)         (2)
                                               --------    --------    --------
INCOME BEFORE INCOME TAXES
  AND EXTRAORDINARY ITEM ....................       897       1,280       1,045

Income tax provision ........................       349         485         418
                                               --------    --------    --------
Income before extraordinary item ............       548         795         627
Extraordinary loss on early debt retirements,
  less applicable tax benefit of $26 million          -           -          45
                                               --------    --------    --------
  NET INCOME ................................  $    548    $    795    $    582

Dividends on preferred stock ................         -           1           1
                                               --------    --------    --------
  EARNINGS APPLICABLE TO
  COMMON STOCKHOLDERS .......................  $    548    $    794    $    581
                                               ========    ========    ========
EARNINGS PER COMMON AND
  COMMON EQUIVALENT SHARES
Income before extraordinary item ............  $    .80    $   1.32    $   1.12
Loss on early debt retirements ..............         -           -        (.08)
                                               --------    --------    --------
Total .......................................  $    .80    $   1.32    $   1.04
                                               ========    ========    ========

Weighted average number of common shares ....       687         604         562

See accompanying Notes to Consolidated Financial Statements.

BALANCE SHEETS
MCI Communications Corporation and Subsidiaries

December 31,                                            1995        1994
(In millions)                                        --------    --------

ASSETS
CURRENT ASSETS
Cash and cash equivalents .......................   $    471    $  1,429
Marketable securities ...........................        373         839
Receivables, net of allowance for
  uncollectibles of $260 and $226 million .......      2,954       2,266
Other current assets ............................        749         354
                                                    --------    --------
  TOTAL CURRENT ASSETS ..........................      4,547       4,888
                                                    --------    --------
PROPERTY AND EQUIPMENT
Communications system in service ................     11,318       9,766
Furniture, fixtures and equipment ...............      2,432       1,974
Other property ..................................        493         478
                                                    --------    --------
  TOTAL PROPERTY AND EQUIPMENT ..................     14,243      12,218
Accumulated depreciation ........................     (5,238)     (4,349)
Construction in progress ........................      1,304       1,190
                                                    --------    --------
  TOTAL PROPERTY AND EQUIPMENT, NET .............     10,309       9,059
                                                    --------    --------
OTHER ASSETS
Noncurrent marketable securities ................          -         824
Other assets and deferred charges, net ..........        469         293
Investment in affiliates ........................        495         199
Investment in News Corp. ........................      1,000           -
Goodwill, net ...................................      2,481       1,103
                                                    --------    --------
  TOTAL OTHER ASSETS ............................      4,445       2,419
                                                    --------    --------
  TOTAL ASSETS ..................................   $ 19,301    $ 16,366
                                                    ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable ................................   $    706    $    609
Accrued telecommunications expense ..............      1,936       1,505
Other accrued liabilities .......................      1,728         893
Long-term debt due within one year ..............        500         130
                                                    --------    --------
  TOTAL CURRENT LIABILITIES .....................      4,870       3,137
                                                    --------    --------
NONCURRENT LIABILITIES
Long-term debt ..................................      3,444       2,997
Deferred taxes and other ........................      1,385       1,228
                                                    --------    --------
  TOTAL NONCURRENT LIABILITIES ..................      4,829       4,225
                                                    --------    --------
STOCKHOLDERS' EQUITY
Class A common stock, $.10 par value,
  authorized 500 million shares, issued
  136 million shares ............................         14          14
Common stock, $.10 par value, authorized
  2 billion shares, issued
  593 and 592 million shares ....................         60          60
Additional paid in capital ......................      6,405       6,227
Retained earnings ...............................      4,063       3,548
Treasury stock, at cost, 43 and 48 million shares       (940)       (845)
                                                    --------    --------
  TOTAL STOCKHOLDERS' EQUITY ....................      9,602       9,004
                                                    --------    --------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ....   $ 19,301    $ 16,366
                                                    ========    ========
See accompanying Notes to Consolidated Financial Statements.


STATEMENTS OF CASH FLOWS
MCI Communications Corporation and Subsidiaries

Year ended December 31,                                                                1995        1994        1993
(In millions)                                                                     ---------   ---------   ---------


OPERATING ACTIVITIES
  Receipts from customers ......................................................   $ 14,786    $ 13,298    $ 11,546
  Payments to suppliers and employees ..........................................    (11,453)    (10,472)     (9,106)
  Taxes paid ...................................................................       (410)       (393)       (321)
  Interest paid ................................................................       (113)       (100)       (150)
  Interest received ............................................................        169          22           9
                                                                                  ---------   ---------   ---------
       CASH FROM OPERATING ACTIVITIES ..........................................      2,979       2,355       1,978
                                                                                  ---------   ---------   ---------
INVESTING ACTIVITIES
  Capital expenditures for property and equipment ..............................     (2,866)     (2,897)     (1,733)
  Purchases of marketable securities ...........................................     (4,630)     (4,096)          -
  Proceeds from sales and maturities of marketable securities ..................      5,930       2,424           3
  Acquisition of businesses, net of cash acquired ..............................     (1,243)       (110)          5
  Investment in News Corp. .....................................................     (1,000)          -           -
  Investment in affiliates .....................................................       (494)       (174)        (13)
  Other, net ...................................................................         11         (64)        (21)
                                                                                  ---------   ---------   ---------
       CASH USED FOR INVESTING ACTIVITIES ......................................     (4,292)     (4,917)     (1,759)
                                                                                  ---------   ---------   ---------
       NET CASH FLOW BEFORE FINANCING ACTIVITIES ...............................     (1,313)     (2,562)        219
                                                                                  ---------   ---------   ---------
FINANCING ACTIVITIES
  Issuance of Senior Notes and other debt ......................................          -         939         756
  Payment of Senior Notes and other debt .......................................       (305)       (246)     (1,468)
  Commercial paper and bank credit facility
    activity, net ..............................................................        702        (239)       (497)
  Issuance of preferred stock ..................................................          -           -         830
  Issuance of Class A common stock .............................................          -       3,510           -
  Issuance of common stock for employee plans ..................................        275         248         319
  Payment of dividends on common and
    preferred stock ............................................................        (33)        (32)        (28)
  Purchase of treasury stock ...................................................       (284)       (354)       (198)
                                                                                  ---------   ---------   ---------
       CASH FROM (USED FOR) FINANCING ACTIVITIES ...............................        355       3,826        (286)
                                                                                  ---------   ---------   ---------
Net (decrease) increase in cash and cash equivalents ...........................       (958)      1,264         (67)
Cash and cash equivalents at beginning of year .................................      1,429         165         232
                                                                                  ---------   ---------   ---------
       CASH AND CASH EQUIVALENTS AT END OF YEAR ................................   $    471    $  1,429    $    165
                                                                                  =========   =========   =========
RECONCILIATION OF NET INCOME TO CASH FROM OPERATING ACTIVITIES:
Net income .....................................................................   $    548    $    795    $    582
Adjustments to net income:
  Depreciation and amortization ................................................      1,367       1,230       1,019
  Asset write-down .............................................................        520           -           -
  Equity in (income) losses of affiliated companies ............................        187           4           2
  Deferred income tax provision ................................................        144         269         253
Net change in operating  activity accounts other
 than cash and cash equivalents,
 net of effects of acquisition of businesses:
  Receivables ..................................................................       (442)       (135)       (370)
  Operating accounts payable ...................................................         57          36         (68)
  Other operating activity accounts ............................................        598         156         560
                                                                                  ---------   ---------   ---------
        CASH FROM OPERATING ACTIVITIES .........................................   $  2,979    $  2,355    $  1,978
                                                                                  =========   =========   =========

See accompanying Notes to Consolidated Financial Statements.


STATEMENTS OF STOCKHOLDERS' EQUITY
MCI Communications Corporation and Subsidiaries
                                                          Class A           Additional              Treasury     Stock-
                                              Preferred    Common    Common    Paid in   Retained     Stock,   holders'
                                                  Stock     Stock     Stock    Capital   Earnings    at Cost     Equity
                                               --------  --------  --------   --------   --------   --------   --------
(In millions)
BALANCE AT DECEMBER 31, 1992 ................         -         -     $  30    $ 1,479    $ 2,231    $  (590)   $ 3,150
Common stock issued for employee
  stock and benefit plans (23 million shares)         -         -         -        179          -        160        339
Tax benefit of common stock transactions
  related to employee benefit plans .........         -         -         -         36          -          -         36
Net income ..................................         -         -         -          -        582          -        582
Common and preferred dividends ..............         -         -         -          -        (28)         -        (28)
Convertible preferred stock issued ..........       $ 1         -         -        829          -          -        830
Stock split effected in the form of
  a 100% stock dividend .....................         -         -        30        (30)         -          -          -
Treasury stock purchased
  (8 million shares ) .......................         -         -         -          -          -       (196)      (196)
                                               --------  --------  --------   --------   --------   --------   --------

BALANCE AT DECEMBER 31, 1993 ................         1         -        60      2,493      2,785       (626)     4,713
Class A common stock issued
  (136 million shares) and preferred
  stock converted ...........................        (1)    $  14         -      3,496          -          -      3,509
Common stock issued for employee
  stock and benefit plans
  (18 million shares) .......................         -         -         -        180          -        124        304
Tax benefit of common stock
  transactions related to employee
  benefit plans .............................         -         -         -         63          -          -         63
Change in unrealized loss on
  marketable securities .....................         -         -         -         (5)         -          -         (5)
Net income ..................................         -         -         -          -        795          -        795
Common and preferred dividends ..............         -         -         -          -        (32)         -        (32)
Treasury stock purchased
  (15 million shares) .......................         -         -         -          -          -       (343)      (343)
                                               --------  --------  --------   --------   --------   --------   --------

BALANCE AT DECEMBER 31, 1994 ................         -        14        60      6,227      3,548       (845)     9,004
Common stock issued for employee
  stock and benefit plans
  (18 million shares) .......................         -         -         -        132          -        189        321
Tax benefit of common stock
  transactions related to employee
  benefit plans .............................         -         -         -         25          -          -         25
Acquisition of business
  (.8 million shares) .......................         -         -         -         16          -          -         16
Change in unrealized loss on
  marketable securities .....................         -         -         -          5          -          -          5
Net income ..................................         -         -         -          -        548          -        548
Common stock dividends ......................         -         -         -          -        (33)         -        (33)
Treasury stock purchased
  (13 million shares) .......................         -         -         -          -          -       (284)      (284)
                                               --------  --------  --------   --------   --------   --------   --------
BALANCE AT DECEMBER 31, 1995 ................       $ -     $  14     $  60    $ 6,405    $ 4,063    $  (940)   $ 9,602
                                               ========  ========  ========   ========   ========   ========   ========

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MCI Communications Corporation and Subsidiaries


NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
- --------------------
The company operates predominantly in a single industry segment, the telecommunications industry, which consists of a wide range of telecommunications services to residential and business customers, including domestic and international long distance voice and data services, wireless, teleconferencing and electronic messaging services.

Use of Estimates in Preparation of Financial Statements
- -------------------------------------------------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for revenue, allowance for uncollectible receivables, telecommunications expense, depreciation and amortization, reorganization accruals and asset write-downs, employee benefit plans and taxes.

Principles of Consolidation
- ---------------------------
The financial statements include the consolidated accounts of MCI Communications Corporation and its majority-owned subsidiaries (collectively, the company) with all significant intercompany transactions eliminated.

Revenue
- -------
The company records as revenue the amount of communications services rendered, as measured primarily by the minutes of traffic processed, after deducting an estimate of the traffic which will be neither billed nor collected. Service discounts and incentives are accounted for as a reduction of revenue when granted or, where a service continuation contract exists, ratably over the contract period. Revenue from information technology services is recognized, depending on the service provided, on a percentage of completion basis or as services and products are rendered or delivered.

Cash and Cash Equivalents
- -------------------------
Cash equivalents consist primarily of certificates of deposit, securities of the U.S. Government and its agencies and corporate debt securities all having maturities of ninety days or less when purchased. The carrying amount reported in the accompanying balance sheets for cash equivalents approximates fair value due to the short-term maturity of these instruments. At December 31, 1995 and 1994, checks not yet presented for payment of $248 million and $192 million in excess of cash balances, respectively, were included in current liabilities. The company had sufficient funds available to cover these outstanding checks when they were presented for payment.

Investments
- -----------
Investments in marketable securities at December 31, 1995 and 1994 are classified as available for sale and are reported at fair value in accordance with Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities." The fair values are based on quoted market prices, and any holding gains and losses are excluded from earnings and reported as a net amount in additional paid in capital until realized. Realized gains and losses are recorded in the income statement and the cost assigned to securities sold is based on the specific identification method.

The company uses the equity method to account for investments in entities in which it has less than a majority interest but can exercise significant influence. These investments are classified on the accompanying balance sheets as investment in affiliates. Under the equity method, the investment, originally recorded at cost, is adjusted to recognize the company's share of the net earnings or losses of the affiliates as they occur, rather than as dividends or other distributions are received, limited to the extent of the company's investment in, advances to and guarantees for the investee. The company's share of net earnings or losses of affiliates includes amortization of purchase adjustments. Other investments in which the ownership is less than 20% and the company does not exercise significant influence are recorded at cost. The company's investment in News Corp. is recorded under the cost method.

Property and Equipment
- ----------------------
The investment in communications system is recorded at cost and includes material, interest, labor and overhead. The costs of construction and equipment are transferred to communications system in service as construction projects are completed and/or equipment is placed in service. Depreciation is recorded commencing with the first full month that the assets are in service and is provided using the straight-line method over their estimated useful lives. A majority of the company's communications system assets are grouped in like pools for depreciation purposes. For these asset groups, the cost of equipment retired in the ordinary course of business, less proceeds, is charged to accumulated depreciation. The company periodically reviews and adjusts the useful lives assigned to fixed assets to ensure that depreciation charges provide appropriate recovery of capital costs over the estimated physical and technological lives of the assets. The weighted average depreciable life of the assets comprising the communications system in service approximates 10 years. Furniture, fixtures and equipment are depreciated over a weighted average life of 6 years and includes computer and data center equipment along with other administrative assets. Other property includes land, buildings and leasehold improvements. Leasehold improvements are depreciated over the shorter of the life of the equipment or the life of the lease. Buildings are depreciated using lives of up to 35 years. Maintenance and repairs are charged to expense as incurred.

Capital Leases
- --------------
Certain of the company's lease obligations meet the criteria of a capital lease. These obligations are recorded at the present value of the future lease payments, including estimated bargain purchase options, discounted at the approximate interest rate implicit in each lease. Amounts are depreciated over the estimated useful lives of the equipment, which are generally longer than the terms of the leases. Leases not capitalized are primarily for land on which communications equipment is located and for administrative facilities, including office buildings, vehicles, certain data processing equipment and office equipment.

Other Assets and Deferred Charges
- ---------------------------------
Included in other assets and deferred charges are unamortized customer discounts and service incentives, right-of-way agreements with third parties, purchased subscriber base, deferred advertising costs and debt issuance costs. Deferred customer discounts and service incentives are amortized over the life of the specific contract to which they relate; also included are amounts recoverable under long-term customer service contracts, which are amortized over the contract period. Right-of-way costs are amortized as the assets are placed in service, over the lesser of the remaining term of the agreements or 25 years. Purchased subscriber base is amortized over the period benefited. In accordance with Statement of Position 93-7, "Reporting on Advertising Costs," certain advertising costs are deferred and amortized over the period benefited. Debt issuance costs are amortized over the life of the applicable debt.

Goodwill
- --------
Goodwill represents the excess of the cost to acquire subsidiaries over the estimated fair market value of the net assets acquired. These amounts are amortized using the straight-line method over lives ranging from 10 to 40 years. Accumulated amortization at December 31, 1995 and 1994 was $172 million and $131 million, respectively. The company periodically evaluates the realizability of goodwill based upon projected undiscounted cash flows and operating income for each subsidiary having a material goodwill balance. The company believes that no impairment of goodwill existed at December 31, 1995.

Foreign Exchange Contracts and Interest Rate Swaps
- --------------------------------------------------
The company enters into foreign exchange contracts and interest rate swap agreements to hedge its foreign currency risks and reduce its interest rate exposure (see Note 9). While the company does not engage in speculation, it is exposed to market rate risk in the event of nonperformance by the other parties to the agreements. The company manages credit risk by regularly monitoring and evaluating the counterparties. At December 31, 1995, the fair values of and potential risk of loss on these agreements were not material.

Income Taxes
- ------------
The company files a consolidated federal income tax return on a March 31 fiscal year end. Deferred income taxes are provided on transactions which are reported in the financial statements in different periods than for income tax purposes. Income tax benefits of tax deductions related to common stock transactions with the company's employee benefit plans are recorded directly to additional paid in capital. General business credits are accounted for by the flow-through method.

Earnings Per Common and Common Equivalent Share
- -----------------------------------------------
Earnings per common and common equivalent share amounts are based on the weighted average number of shares of common stock outstanding during each year, adjusted for the effect of common stock equivalents arising from the assumed exercise of stock options, if dilutive, and the assumed conversion of the Series D convertible preferred stock in 1993. Fully diluted earnings per share are not materially different from primary earnings per share.

Reclassification
- ----------------
Certain prior year information has been reclassified to conform to the current year presentation.


NOTE 2.  1995 SPECIAL CHARGES

During the third quarter of 1995, the company implemented a reorganization designed to increase efficiency, enhance marketplace effectiveness and improve business focus. The reorganization was largely in response to the rapid changes in business scope, technology and regulation affecting the telecommunications industry. The company consolidated its core business and centralized major administrative functions. The core business includes network operations, information systems and the former Business Markets and Consumer Markets groups. In connection with this reorganization and in response to other third quarter 1995 events, the company recorded special pretax charges of $831 million, which were comprised of the following three major components.

The company recorded a $520 million charge for an asset write-down, which reflected a decline in value of certain of the company's assets caused by changes in the business and technology strategy. The write-down primarily related to communications systems and administrative assets that have become redundant or were no longer aligned with strategic product offerings. The amount of the write-down was measured in conformity with the Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which the company adopted in the third quarter of 1995. Under this standard, charges were taken for the difference between the current carrying value and the estimated fair value of such assets at the expected disposal date. In the company's case, the fair value of most of the assets covered by this write-down was deemed to be salvage value. Disposal or abandonment of substantially all of these assets occurred by December 31, 1995.

The company also recorded a $216 million charge in sales, operations and general expenses, which related primarily to reorganization costs. These costs included approximately $50 million of severance associated with a workforce reduction, $55 million of lease obligations and penalties associated with vacating facilities, and $45 million of costs to modify and terminate contracts associated with changes in the business organization and strategic product offerings. The remainder of the charge included other costs associated with the company's business reorganization and certain legal costs. The company expects to reduce its workforce by approximately 2,800 employees, of whom approximately 2,400 had left the company at December 31, 1995. The remaining employees are expected to leave during the first half of 1996. The terminated employees, which included management and nonmanagement, were primarily sales, support and systems engineering personnel located at business administrative and operations sites. The company abandoned excess and duplicate facilities at various business and operations locations due to automation, workforce reductions and centralization.

As of December 31, 1995, the company had incurred $55 million of the accrued reorganization costs with the majority of the remaining costs to be incurred during 1996. The remaining accrual is primarily comprised of costs associated with lease obligations, severance, modification and termination of contracts, other business reorganization costs and certain accrued legal costs. The reorganization accrual is charged when applicable severance payments are disbursed, or when rental expense is incurred or lease termination costs are disbursed, or when contract settlements are completed and payment is disbursed. Other costs are charged as incurred. Cash expenditures for these expenses were and will continue to be funded from cash from operations.

In addition, the company recorded a charge of $95 million in equity in income (losses) of affiliated companies, which related to several investees where restructuring plans were implemented in the third quarter of 1995 or where product offerings were not expected to generate future cash flows sufficient to recover current carrying values.


NOTE 3.  ACQUISITIONS

In September 1995, the company completed its acquisition of Nationwide Cellular Service, Inc. (Nationwide), a provider of cellular phone service, for approximately $210 million. In November 1995, the company acquired all the outstanding shares of SHL Systemhouse Inc. (SHL), a Canadian corporation which provides information technology services to commercial and government enterprises, for U.S. $13 per share or approximately U.S. $1.13 billion. These acquisitions have been accounted for as purchase business combinations and, accordingly, the net assets and results of their operations have been included in the company's financial statements since the acquisition dates. Acquisition costs have been allocated to the fair value of assets acquired, including intangibles, and liabilities assumed. The total assets acquired, including excess of cost over net assets acquired, for these and other less significant 1995 acquisitions were $1,982 million. The associated obligations assumed, net of deferred taxes of $184 million, were $739 million. The excess of the purchase price over the fair value of net assets of approximately $1.4 billion is being amortized over periods of 20 to 40 years.

NOTE 4.  NEWS CORP. INVESTMENT

In August 1995, the company made an initial investment of $1 billion in The News Corporation Limited (News Corp.). The investment was comprised of (i) an aggregate of 51 preferred shares of two U.S. subsidiaries of News Corp. (News Triangle Finance, Inc. and News T Investments, Inc.) with a stated value and liquidation preference of $850 million and bearing a dividend rate of 5.147%, and (ii) a four year warrant (purchase price of $150 million) to acquire up to approximately 155 million News Corp. ordinary shares for $850 million. The exercise price of the warrant is payable, at the company's option, in cash or through the surrender of the preferred shares. In addition, the company has an option for five years to invest an additional $1 billion under the same terms and for the same consideration as its initial investment. Under certain circumstances, News Corp. shall have the right to cause the company to make the additional $1 billion investment or a portion thereof. In January 1996, News Corp. exercised a portion of this right by requiring the company to invest $350 million in the first half of 1996.

Should the company exercise its warrants and acquire ordinary shares of News Corp., subject to certain exceptions, the company shall vote in the same proportion as all other votes. The company accounts for its investment in News Corp. under the cost method. In January 1996, the company received a dividend on its preferred stock investment in News Corp. of $18 million.

On January 25, 1996, the company submitted the winning bid of $682 million for the last remaining unallocated direct broadcast satellite (DBS) spectrum slot that provides coverage of all fifty states and Puerto Rico. The company and News Corp. will form a joint venture to enter the United States DBS video, audio and data market. The companies plan to invest approximately $1.3 billion, on a 50-50 basis, in the venture, and expect to offer service by late 1997.


NOTE 5. BRITISH TELECOMMUNICATIONS PLC ALLIANCE

On September 30, 1994, British Telecommunications plc (BT) completed the purchase of 136 million shares of the company's Class A common stock for $4.3 billion, which resulted in a 20% voting interest in the company. This purchase was achieved by the company's issuance of 108.5 million shares of Class A common stock to BT for $3.5 billion in cash on September 30, 1994 and BT's conversion of 13,736 shares of Series D convertible preferred stock, purchased for $830 million in June 1993, into 27.5 million shares of Class A common stock (see Note
10).

In conjunction with the above investment, the company purchased a 24.9% equity interest in Concert Communications Company (Concert), a business venture launched by BT in July 1994, which provides global enhanced telecommunications services for business customers. In addition, the company purchased from BT substantially all of the operations of BT North America Inc. in January 1994 for $108 million and divested its interest in AAP Telecommunications Pty. Ltd. in October 1994.

The company and BT lease each others' access lines at prevailing market rates in the ordinary course of business to process traffic in the United States and the United Kingdom. The company also conducts business with Concert through the provision and receipt of communications services at prevailing market rates. During 1995, 1994 and 1993, the amounts associated with those transactions were immaterial to the company.

NOTE 6.  INVESTMENT IN AFFILIATES

The company has various investments accounted for under the equity method, which are reported in the accompanying balance sheets as investments in affiliates. At December 31, 1995, the net investment in affiliated companies was $495 million, which included net investment balances of $237 million for AVANTEL, S.A. de C.V. (AVANTEL), a 44.5% owned business venture with Grupo Financiero Banamex-Accival formed to provide competitive domestic and international long distance telecommunications services in Mexico, and $58 million for Concert. During 1996, the company is required to make an additional capital contribution in AVANTEL of approximately $250 million and expects to continue making capital contributions in Concert to maintain its proportionate equity interest.


NOTE 7.  MARKETABLE SECURITIES

At December 31, 1995 and 1994, all of the company's marketable securities were classified as available-for-sale and stated at fair value. These securities were included in the accompanying balance sheets as either cash and cash equivalents, current marketable securities or noncurrent marketable securities. At December 31, 1995, the portfolio consisted of $70 million of certificates of deposit, $385 million of U.S. Government agency securities and $129 million of corporate debt securities. At December 31, 1994, the portfolio consisted of $1,059 million of corporate debt securities, $875 million of U.S. Government agency securities, $748 million of certificates of deposit, $230 million of U.S. Treasury securities and $76 million of asset-backed securities.

At December 31, 1995, amortized cost equaled fair market value. At December 31, 1994, an unrealized loss of $9 million, net of estimated tax benefit, reduced additional paid in capital by $5 million. Sales of available-for-sale marketable securities during 1995 and 1994 resulted in a net realized gain of $13 million and a net realized loss of $3 million, respectively, which were included in interest income.

The distribution of maturities of marketable securities is as follows:

December 31,                          --------1995--------  --------1994--------
                                          Cost  Fair Value      Cost  Fair Value
                                      --------  ----------  --------  ----------
(In millions) Marketable securities:
  Maturing within three months ......   $  211      $  211    $1,316      $1,316
  Maturing within one year ..........      373         373       842         839
  Maturing between one and five years      -             -       830         824
                                      --------  ----------  --------  ----------
Total marketable securities .........   $  584      $  584    $2,988      $2,979
                                      ========  ==========  ========  ==========

NOTE 8.  SUPPLEMENTARY BALANCE SHEET INFORMATION

December 31,                            1995     1994
                                     -------  -------
(In millions) Other current assets:
  Deferred income taxes ...........   $  317   $  115
  Other receivables, net ..........      173      110
  Other ...........................      259      129
                                     -------  -------
Total other current assets ........   $  749   $  354
                                     -------  -------

Other accrued liabilities:
  Taxes, other than income ........   $  399   $  263
  Payroll and employee benefits ...      270      156
  Reorganization costs ............      161      -
  Other ...........................      898      474
                                     -------  -------
Total other accrued liabilities ...   $1,728   $  893
                                     -------  -------

Deferred taxes and other:
  Deferred income taxes ...........   $1,357   $1,192
  Other ...........................       28       36
                                     -------  -------
Total deferred taxes and other ....   $1,385   $1,228
                                     -------  -------


NOTE 9.  DEBT AND LEASE OBLIGATIONS

Company debt consists of:

December 31,                                            1995       1994
(In millions)                                        -------    -------

Senior  Notes,  with  maturities  ranging
  from June 1996 to August  2004,  at a
  weighted average interest rate of 6.9%,
  net of unamortized discount of $1 million ......   $ 1,486    $ 1,501
Senior Debentures, with maturities ranging
  from January 2023 to March 2025, at a
  weighted average interest rate of 7.9%,
  net of unamortized discount of $6 million ......       884        884
Capital lease obligations at a weighted
  average interest rate of 9.0% and 8.7% .........       589        596
Commercial paper and bank credit facility
  borrowings at a weighted average interest
  rate of 5.7% ...................................       705          -
Other debt at a weighted average interest
  rate of 7.6% and 5.4% ..........................       280        146
                                                     -------    -------
Total debt .......................................     3,944      3,127
Debt due within one year .........................      (500)      (130)
                                                     -------    -------
Total long-term debt .............................   $ 3,444    $ 2,997
                                                     =======    =======

Annual maturities of long-term debt for the five years after December 31, 1995 are as follows: $500 million in 1996; $166 million in 1997; $122 million in 1998; $386 million in 1999; and $1,196 million in 2000.

Total  interest  costs were $242 million in 1995,  $231 million in 1994 and $239
million  in  1993,   of  which  $93  million,   $78  million  and  $61  million,
respectively, were capitalized.

At December 31, 1995 and 1994, the estimated fair value of the company's long-term debt, excluding capital lease obligations, is listed below. This valuation represents either quoted market values, where available, or the company's estimate based upon market prices of comparable debt instruments.

December 31,
                              --------1995------      --------1994------
                              Estimated               Estimated
                               Carrying     Fair       Carrying     Fair
                                 Amount    Value         Amount    Value
                               -------- --------       -------- --------
(In millions)
Senior Notes .................   $1,486   $1,540         $1,501   $1,438
Senior Debentures ............      884      955            884      793
Commercial paper and bank
  credit facility borrowings .      705      705              -        -
Other debt ...................      280      280            146      146
                               -------- --------       -------- --------
Total debt, excluding
  capital leases .............   $3,355   $3,480         $2,531   $2,377
                               ======== ========       ======== ========

The change in the estimated fair value versus the carrying amount of debt from 1994 to 1995 reflects the change in market rates during 1995 from rates above the company's fixed rate debt to levels below the company's fixed rate debt.

Senior Notes and Debentures
- ---------------------------
In March 1994, the company issued $450 million principal amount of 7 3/4% Senior Debentures due March 23, 2025, $300 million principal amount of 6 1/4% Senior Notes due March 23, 1999 and $200 million principal amount of Senior Floating Rate Notes due March 16, 1999 (Senior Floating Rate Notes). In conjunction with the issuance of the Senior Floating Rate Notes, the company entered into an interest rate swap agreement for a notional principal amount of $200 million which resulted in an effective fixed interest cost of 6.37%. A substantial portion of the net proceeds from these issuances was used to repay commercial paper borrowings while the remaining proceeds were used for general corporate purposes. During 1995 and 1994, the company repaid $15 million and $93 million of maturing Senior Notes, leaving $2,370 million and $2,385 million of debt securities outstanding at a weighted average annual interest rate of 7.25% at December 31, 1995 and 1994, respectively.

The company has in effect a $1 billion shelf registration which will enable the company to issue debt securities with a range of maturities at either fixed or variable rates. The company has not issued any securities under this shelf registration at December 31, 1995.

Commercial Paper and Bank Credit Facility Borrowings
- ----------------------------------------------------
On July 8, 1994, the company executed a five year $2 billion bank credit facility agreement (Credit Facility) which replaced its previous $1.25 billion bank credit facility. In 1995, the Credit Facility was extended for another year and now expires in July 2000. This Credit Facility supports the company's commercial paper program and, in conjunction with this program, will be used to fund fluctuations in working capital and other general corporate requirements.

During 1995, the company issued commercial paper and borrowed under the Credit Facility an aggregate of $771 million and repaid an aggregate of $66 million. At December 31, 1995, there was $705 million outstanding under the commercial paper program and Credit Facility. Borrowings under the commercial paper program and Credit Facility are classified as noncurrent if the remaining term of the Credit Facility agreement exceeds one year and the unused commitment thereunder equals or exceeds the amount of commercial paper then outstanding. During 1994, the company issued commercial paper and borrowed under the credit facilities an aggregate of $6,637 million and repaid an aggregate of $6,876 million of credit facility and commercial paper borrowings, leaving no amounts outstanding at December 31, 1994.

Retirements and Redemptions
- ---------------------------
In 1993, the company redeemed all $616 million, net of the unamortized discount, of its Zero-Coupon Subordinated Convertible Notes due December 11, 2004. The funds for this redemption came from the issuance of Senior Notes, Senior Debentures, commercial paper and credit facility borrowings. Also in 1993, the company redeemed all $575 million principal amount of its 10% Subordinated Debentures due April 1, 2011. This redemption was funded from segregated cash generated by the company's operations and earnings, as well as a portion of the proceeds from the sale of preferred stock to BT (see Note 5). An extraordinary loss of $45 million, net of current income tax benefit of $26 million, was recorded for the 1993 redemptions.

Lease Obligations
- -----------------
Future minimum rental commitments for capital leases are as follows: $140 million in 1996; $126 million in 1997; $64 million in 1998; $55 million in 1999; $51 million in 2000; and $596 million thereafter. At December 31, 1995, aggregate future minimum capital lease payments were $1,032 million including interest of $443 million. The present value of future capital lease payments at December 31, 1995 was $589 million. The gross and net book values of property and equipment financed by capital leases were $584 million and $274 million, respectively, at December 31, 1995 and $604 million and $271 million, respectively, at December 31, 1994. Future minimum rental commitments for noncancellable operating leases are as follows: $217 million in 1996; $172 million in 1997; $136 million in 1998; $109 million in 1999; $82 million in 2000; and $246 million thereafter. At December 31, 1995, aggregate future minimum payments for noncancellable operating leases were $962 million. Total rental expense for all operating leases was $321 million, $262 million and $227 million for the years ended December 31, 1995, 1994 and 1993, respectively.

NOTE 10.  STOCKHOLDERS' EQUITY

Preferred Stock Rights Plan
- ---------------------------
On September 7, 1994, the company's board of directors adopted a stockholders' rights plan (Rights Plan), effective September 30, 1994, and declared a dividend, payable to the holders of record on October 11, 1994, of one preferred share purchase right (Right) for each outstanding share of common stock and Class A common stock (collectively, Common Shares) to the stockholders of record on that date. The Rights will also be attached to certain future issuances of Common Shares. Each Right entitles the registered holder to purchase from the company one one-hundredth of a share of the company's Series E Junior Participating Preferred Stock, par value $.10 per share, (Series E Preferred Stock) for an initial purchase price of $100, subject to adjustment.

The Rights will become exercisable upon the occurrence of certain specified events, including a public announcement that a person or group of affiliated or associated persons (Acquiring Person) have acquired beneficial ownership of 10% or more of the outstanding Common Shares (more than 20.1% in the case of share acquisitions by BT). In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right (other than Rights beneficially owned by the Acquiring Person, which will become void), will thereafter have the right, subject to certain restrictions, to receive upon exercise in lieu of Series E Preferred Stock that number of shares of the company's common stock (or, at the option of the company, that number of one one-hundredth of a share of Series E Preferred Stock) determined as set forth in the Rights Plan.

For purposes of the Rights Plan, the company's board of directors has designated 10 million shares of Series E Preferred Stock which amount may be increased or decreased by the board of directors. All Rights expire on September 30, 2004, unless this date is extended or the Rights are earlier redeemed or exchanged by the company in accordance with the Rights Plan.

Class A Common Stock
- --------------------
On September 30, 1994, BT completed the purchase of 136 million shares of the company's Class A common stock for $4.3 billion, which resulted in a 20% voting interest in the company. This purchase was achieved by the company's issuance of
108.5 million shares of Class A common stock to BT for a cash payment of $3.5 billion on September 30, 1994, and BT's conversion of all the outstanding 13,736 shares of Series D convertible preferred stock (Series D), purchased for $830 million in June 1993, into 27.5 million shares of Class A common stock. The company paid dividends of $50 and $100 per share on the Series D in 1994 and 1993, respectively, and $.05 and $.025 on the Class A common stock in 1995 and 1994, respectively.

At December 31, 1995, all of the Class A common stock was held by BT. The Class A common stock is equivalent on a per share basis to the company's common stock, except with respect to certain voting rights. BT is entitled to proportionate representation on the company's board of directors, which currently equates to three seats. In addition to board representation, BT is entitled to preemptive rights with respect to the issuance of additional shares of common stock and to investor protections with respect to certain corporate actions of the company. Shares of Class A common stock automatically convert into common stock upon transfer and in certain other events.

Common Stock
- ------------
On May 24, 1993, the company's board of directors declared a two-for-one stock split in the form of a 100% stock dividend, which was issued on July 9, 1993 to stockholders of record as of the close of business on June 11, 1993. The following have been adjusted for the effect of the common stock dividend: 1993 and prior years' per share amounts, 1993 treasury stock transactions, the December 31, 1993 treasury stock balances and data for common stock options and the employee stock purchase plan.

In 1995, 1994 and 1993, the company paid semiannual dividends of $.025 per share on its common stock.


NOTE 11.  STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS

Employee and Directors' Stock Option Plans
- ------------------------------------------
The current Employee Stock Option Plan (Plan) provides for the issuance of up to 108 million shares of common stock. On an annual basis, pursuant to the Plan, the board of directors may increase the maximum number of shares available for issuance under the Plan as of each January 1, by up to 5% of the number of shares of common stock outstanding at each such date. Options granted under the Plan are exercisable at such times and in such installments as determined by the compensation committee of the board of directors. Options granted under the Plan may not have an option price less than the fair market value of the common stock on the date of the grant.

Stock appreciation rights may be granted in combination with a stock option either at the time of the grant or anytime thereafter. No stock appreciation rights had been granted at December 31, 1995.

The   compensation   committee  may  also  grant  restricted  stock  awards  and performance share awards, subject to such conditions, restrictions and requirements as the committee may determine in its sole discretion. During the year ended December 31, 1995, there were approximately 375,000 restricted shares granted. At December 31, 1995, there were approximately 1,222,000 restricted shares outstanding. No performance share awards had been issued at December 31, 1995.

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

The company also has a stock option plan for non-employee  directors (Directors'
Plan) which provides for the issuance of up to 1,000,000 shares of common stock. Under the Directors' Plan, each non-employee director has been granted a five-year option to purchase up to 40,000 shares of common stock at the closing price of the common stock on the date of grant. The options are exercisable after the first anniversary of the date of grant, in cumulative installments of 25% per year. Similar options will be granted automatically to all new board members who are not employees, including the nominee directors from BT. Upon the fifth anniversary of the date of grant of options, the unexercised portion of the grant shall be canceled and a new option for 40,000 shares shall be granted automatically.

Additional information with respect to stock options under these plans is:
                                                      -----Option Amount-------
                                            Number       Per Common
                                         of Shares            Share       Total
                                          --------    -------------    --------
(In millions, except per
  common share amounts)

Shares under option, December 31, 1992 ..     50.0     $ 3.25-22.44    $  690.9
Options granted .........................     18.6      20.56-28.75       394.5
Options exercised .......................    (15.0)      3.25-22.44      (202.4)
Options terminated ......................     (2.3)      9.38-28.75       (40.6)
                                          --------    -------------    --------
Shares under option, December 31, 1993 ..     51.3       3.44-28.75       842.4
Options granted .........................     22.3      18.88-26.88       587.1
Options exercised .......................     (8.1)      3.44-22.44      (110.2)
Options terminated ......................     (3.2)      3.81-28.75       (74.9)
                                          --------    -------------    --------
Shares under option, December 31, 1994 ..     62.3       3.44-28.75     1,244.4
Options granted .........................     25.2      18.38-26.50       482.2
Options exercised .......................     (9.8)      3.44-26.88      (149.0)
Options terminated ......................     (6.0)      5.38-28.25      (134.2)
                                          --------    -------------    --------
Shares under option, December 31, 1995 ..    71.7       $3.44-28.75    $1,443.4

Options exercisable, December 31, 1995 ..    31.1       $3.44-28.75    $  565.1
                                          ========    =============    ========

At December 31, 1995, the company had 5.7 million shares available for future grant.

Employee Stock Purchase Plan
- ----------------------------
Under the current Employee Stock Purchase Plan (ESPP Plan), up to 45 million shares of common stock may be purchased by eligible employees of the company through payroll deductions of up to 15% of their eligible compensation. The purchase price is equal to the lesser of (a) 85% of the fair market value of the stock on the date it is purchased or (b) 85% of the fair market value of the stock on certain specified valuation dates.

Common Stock Reserved for Future Issuance
- -----------------------------------------
At December 31, 1995, 89.8 million shares of the company's authorized common stock, including 71.7 million shares under option, were reserved for future issuance under the Employee and Directors' Stock Option Plans and the ESPP Plan. The company has opted to use treasury shares to fulfill the purchases made under these plans during the three-year period ended December 31, 1995.


NOTE 12.  EMPLOYEE BENEFIT PLANS

Pension Plans
- -------------
The company maintains a noncontributory defined benefit pension plan (MCI Plan) and a supplemental pension plan (Supplemental Plan). Western Union International, Inc. (WUI), a subsidiary of the company, also has a defined benefit pension plan (WUI Plan). Collectively, these plans cover substantially all employees who work 1,000 hours in a year.

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

Net periodic pension cost includes:

Year ended December 31,                            1995    1994    1993
(In millions)                                     -----   -----   -----

Service cost during the period .................   $ 40    $ 37    $ 18
Interest cost on projected benefit obligation ..     25      21      14
Actual return on plan assets ...................    (70)      3     (21)
Net amortization and deferral ..................     48     (20)      7
                                                  -----   -----   -----
Net pension cost ...............................   $ 43    $ 41    $ 18
                                                  =====   =====   =====

Pension cost increased in 1994 primarily due to a plan amendment which increased MCI Plan benefits effective January 1, 1994.

The company's pension asset consists of:

December 31,                                          1995     1994
(In millions)                                       ------   ------

Plan assets at fair value ........................   $ 399    $ 254
Accumulated benefit obligation including vested
  benefits of $305 in 1995 and $173 in 1994 ......    (334)    (194)
                                                    ------   ------
Plan assets in excess of accumulated
  benefit obligation .............................   $  65    $  60
                                                    ======   ======

Plan assets at fair value ........................   $ 399    $ 254
Projected benefit obligation for service
  rendered to date ...............................    (401)    (271)
                                                    ------   ------
Plan assets less than projected benefit obligation      (2)     (17)
Unrecognized net (gain) loss from past experience
  different from that assumed ....................      42      (16)
Prior service cost not yet recognized in net
  periodic pension cost ..........................      33       64
Unrecognized net asset at January 1, 1986
  being recognized over 16 years .................      (4)      (5)
                                                    ------   ------
Total prepaid pension asset ......................   $  69    $  26
                                                    ======   ======

The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation at December 31, 1995 were 7.25% and 5%, respectively, for the plans. At December 31, 1994, the discount rate used was 8.75% and the rate of increase in future compensation levels was 5% for both plans. The expected long-term rate of return on assets in 1995 and 1994 was 9% for the MCI Plan and 8.5% for the WUI Plan.

Annual service cost is determined using the Projected Unit Credit actuarial method and prior service cost is amortized on a straight-line basis over the average remaining service period of employees.

Effective January 1, 1996, the company amended the MCI Plan. Retirement benefits will be calculated by first establishing an initial balance for each participant based on the present value of benefits earned through 1995. For service after 1995, participants will accrue benefits based on a specific percentage of annual salary and will earn interest credits based on the prior year's balance at a specific interest rate. To protect the interests of employees who are age 50 or older and have at least five years of service, benefits will continue to accrue under the current formula through the year 2001. The amendment resulted in a reduction to the 1995 projected benefit obligation for services rendered to date of approximately $27 million.

Employee Stock Ownership Plan and 401(k) Plans
- ----------------------------------------------
The company has combined employee stock ownership (ESOP) and 401(k) retirement savings plans (RSP) covering substantially all of its employees. The savings plans allow employees to defer pretax income in accordance with the requirements of Internal Revenue Code Section 401(k). The company matches employee contributions up to a certain limit. Participants vest in the company's matching contributions at a rate of 20% per year of service and are immediately 100% vested in their elective deferrals.

During 1994, the company made a one time supplemental contribution of approximately 874,000 shares of common stock to the 401(k) sections of its plans in place of a contribution to the ESOP for the plan year ended December 31, 1993. At this time, future contributions to the ESOP have been suspended. Effective January 1, 1994, the company increased the matching contribution on 401(k) contributions to encourage employee savings. The company contributed approximately 1,741,000 shares, 1,455,000 shares and 791,000 shares of its common stock as the company's matching contribution to the RSP for the plan years ended December 31, 1995, 1994 and 1993, respectively.

WUI sponsors a 401(k) savings plan for its collectively bargained employees (WUI 401(k)). The savings plan is intended to meet requirements of Internal Revenue Code Section 401(k). WUI 401(k) participants vest in the company's matching contributions at a rate of 20% per year of service and are immediately 100% vested in their elective deferrals. The company contributed approximately 24,000 shares, 22,000 shares and 19,000 shares of its common stock to the WUI 401(k) for the plan years ended December 31, 1995, 1994 and 1993, respectively.


NOTE 13. INCOME TAXES

The components of the total income tax provision are:

Year ended December 31,                 1995     1994     1993
(In millions)                          -----    -----    -----

Current
Federal .............................   $182     $190     $148
State and local .....................     23       26       17
                                       -----    -----    -----
Current income tax provision ........    205      216      165
                                       -----    -----    -----
Deferred
Federal .............................    129      243      227
State and local .....................     15       26       26
                                       -----    -----    -----
Deferred income tax provision .......    144      269      253
                                       -----    -----    -----
Total income tax provision ..........   $349     $485     $418
                                       =====    =====    =====

A reconciliation of the statutory federal income tax rate to the company's effective income tax rate is:

Year ended December 31,                 1995     1994     1993
                                       -----    -----    -----
Statutory federal income tax rate ...     35%      35%      35%
State and local income taxes, net
  of federal income tax effect ......      3        3        3
Nondeductible amortization ..........      2        1        1
Changes in federal tax laws .........      -        -        1
Other ...............................     (1)      (1)       -
                                       -----    -----    -----
Effective income tax rate ...........     39%      38%      40%
                                       =====    =====    =====

In 1995, 1994 and 1993 the company recorded a tax benefit of $25 million, $63 million and $36 million, respectively, to additional paid in capital for tax deductions related to common stock transactions with its employee benefit plans.

At December 31, 1995, for federal income tax purposes, the company has available $207 million of Alternative Minimum Tax (AMT) credit carryforwards which have no expiration date. In addition, the company has available $73 million of acquired U.S. net operating loss carryforwards expiring through 2009, all of which is subject to limitation due to change in ownership control, and $14 million of acquired U.K. net operating loss carryforwards.

At December 31, 1995, 1994 and 1993, the company's net deferred income tax liability is comprised of the following:

                                                  1995       1994       1993
                                               -------    -------    -------
(In millions)
     Deferred income tax asset .............   $   587    $   321    $   338
     Deferred income tax liability .........    (1,627)    (1,398)    (1,149)
                                               -------    -------    -------
Net deferred income tax liability ..........   $(1,040)   $(1,077)   $  (811)
                                               =======    =======    =======

The components of these amounts are:
     Communications system .................   $(1,577)   $(1,312)   $(1,097)
     Customer discounts ....................       (87)       (61)       (43)
     Allowance for uncollectibles ..........        56         46         20
     Reorganization and realignment expenses        61          4         56
     Domestic equity investments ...........        38         (6)         -
     Alternative minimum and general
       business tax credits ................       104        102        116
     Other, net ............................       365        150        137
                                               -------    -------    -------
Net deferred income tax liability ..........   $(1,040)   $(1,077)   $  (811)
                                               =======    =======    =======

The company has not recorded any valuation allowances against its deferred income tax assets under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," during the years ended December 31, 1995, 1994 and 1993.

NOTE 14. CONTINGENCIES

The company, in the normal course of business, is a party to a number of lawsuits and regulatory and other proceedings. The company's management does not expect that the results in these lawsuits and proceedings will have a material adverse effect on the consolidated financial position or results of operations of the company.

In December 1992, the company petitioned the United States District Court for the District of Columbia for a declaratory ruling that certain patents being asserted against the company by AT&T Corp. (AT&T) were invalid and that AT&T should therefore, and for other reasons, be barred from enforcing them against the company. AT&T counterclaimed that the company was violating certain patents. In May 1993, AT&T and Unitel Communications Inc., a Canadian corporation in which AT&T has an equity interest, filed a companion suit in Canada, alleging that the company and the Stentor Group of Canadian telephone companies (with which the company has an alliance) are infringing in Canada four of the patents at issue in the U.S. litigation. Although discovery has not yet been completed, the company does not expect that either action will have a material adverse effect on the consolidated financial position or results of operations of the company.


NOTE 15. SELECTED QUARTERLY INFORMATION (Unaudited)
Three months ended                                  Dec. 31,  Sept. 30,   June 30,   Mar. 31,
                                                       1995       1995       1995       1995
                                                    -------    -------    -------    -------
(In millions, except per share amounts)
Revenue .........................................   $ 4,136    $ 3,862    $ 3,706    $ 3,561
Operating expenses:
  Telecommunications ............................     2,072      2,001      1,921      1,819
  Sales, operations and general .................     1,207      1,283      1,023        993
  Depreciation ..................................       336        328        325        319
  Asset write-down ..............................         -        520          -          -
Income (loss) from operations ...................       521       (270)       437        430
Equity in income (losses) of affiliated companies       (24)      (116)       (18)       (29)
Net income (loss) ...............................       284       (240)       260        244
Earnings (loss) per common and
  common equivalent shares ......................       .41       (.35)       .38        .36
Weighted average number of shares of
  common stock and common stock
  equivalents outstanding .......................       694        688        684        685
                                                    =======    =======    =======    =======
Three months ended                                  Dec. 31,  Sept. 30,   June 30,   Mar. 31,
                                                       1994       1994       1994       1994
                                                    -------    -------    -------    -------
(In millions, except per share amounts)
Revenue .........................................   $ 3,401    $ 3,407    $ 3,309    $ 3,221
Operating expenses:
  Telecommunications ............................     1,764      1,765      1,715      1,672
  Sales, operations and general .................       999        952        933        906
  Depreciation ..................................       358        282        272        264
Income from operations ..........................       280        408        389        379
Equity in income (losses) of affiliated companies        (6)         1          1          -
Net income ......................................       151        220        215        209
Earnings applicable to
  common stockholders ...........................       151        220        214        209
Earnings per common and common
  equivalent shares .............................       .22        .38        .37        .36
Weighted average number of shares of
  common stock and common stock
  equivalents outstanding .......................       685        579        575        580
                                                    =======    =======    =======    =======

In September and November 1995, the company acquired all of the outstanding shares of common stock of Nationwide and SHL, respectively. These acquisitions were accounted for as purchases; accordingly, the net assets and results of operations of the acquired companies are included in the information above since their respective acquisition dates.

The three months ended September 30, 1995 includes $831 million of special pretax charges. Charges include a $520 million asset write-down, $216 million primarily of reorganization costs and $95 million recorded as equity in income (losses) of affiliated companies where restructuring plans have been implemented or where an adjustment for recoverability was made.

The three months ended December 31, 1994 includes $148 million of special pretax items. Items include incremental expenses of $70 million associated with the launch of networkMCI BUSINESS and an additional $63 million depreciation charge.

On September 30, 1994, BT completed the purchase of 136 million shares of the company's Class A common stock for $4.3 billion, which resulted in a 20% voting interest in the company. This was achieved by the issuance of 108.5 million shares of Class A common stock to BT for $3.5 billion on September 30, 1994 and BT's conversion of 13,736 shares of Series D convertible preferred stock, purchased for $830 million in June 1993, into 27.5 million shares of Class A common stock. This investment is reflected in stockholders' equity.

Since there are changes in the weighted average number of shares outstanding each quarter, the sum of earnings per share by quarter may not equal the earnings per share for the applicable year.

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



/s/DAVID M. CASE
- ----------------
David M. Case
Vice President and Controller
January 29, 1996

REPORT OF INDEPENDENT ACCOUNTANTS

Price Waterhouse LLP


To the Board of Directors and Stockholders of MCI Communications Corporation

In our opinion, the consolidated balance sheets and the related consolidated income statements, statements of cash flows and stockholders' equity appearing on pages 14 through 28 present fairly, in all material respects, the financial position of MCI Communications Corporation and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




/s/PRICE WATERHOUSE LLP
- -----------------------
Price Waterhouse LLP
January 29, 1996
Washington, D.C.