Form 10-K, Exhibit 13
period 1997-12-31
MCI COMMUNICATIONS CORP
filed 1998-04-15
CIK 64079

SELECTED FINANCIAL INFORMATION                                                                           Exhibit 13
MCI Communications Corporation and Subsidiaries

Year ended December 31,                               1997             1996              1995             1994         1993

---------------------------------------------------------------------------------------------------------------------------
(In millions, except per share amounts and employees)

CONSOLIDATED INCOME STATEMENT DATA
Revenue                                            $19,653          $18,494           $15,265          $13,338     $ 11,921
Total operating expenses                            18,978           16,181            14,147           11,882       10,653
Income from operations                                 675            2,313             1,118            1,456        1,268
Equity in income (losses) of affiliated companies     (144)            (156)             (187)              (4)          (2)
Income before extraordinary item                       149            1,202               548              795          627
Net income                                             149            1,202               548              795          582
Earnings applicable to common stockholders             149            1,202               548              794          581
Basic earnings per common share, before
extraordinary item                                     .22             1.75               .81             1.33         1.20
Basic earnings per common share                        .22             1.75               .81             1.33         1.11
Diluted earnings per common share, before
  extraordinary item                                   .21             1.73               .80             1.32         1.12
Diluted earnings per common share                      .21             1.73               .80             1.32         1.04
Cash dividends per share                               .05              .05               .05              .05          .05


CONSOLIDATED BALANCE SHEET DATA
Gross investment in property and equipment         $21,724           $18,709          $15,547          $13,408     $ 11,618
Total assets                                        25,510           22,978            19,301           16,366       11,276
Long-term debt                                       3,276            4,798             3,444            2,997        2,366
Subsidiary Trust mandatorily redeemable
preferred securities                                   750              750                -                 -            -
Stockholders' equity                                11,311           10,661             9,602            9,004        4,713


CONSOLIDATED CASH FLOW DATA
Cash from operating activities                      $3,488          $ 3,144          $  2,979          $ 2,355      $ 1,978
Capital expenditures for property and equipment      3,828            3,347             2,866            2,897        1,733
Acquisition of businesses and investment
   in affiliates, DBS and News Corp.                   291            1,549             2,737              284            8
Cash from (used for) financing activities              480            1,354               355            3,826         (286)

OPERATIONS DATA
Capacity circuit miles                              11,401            9,157             6,786            4,767        3,556
Number of full-time employees                       60,409           55,285            50,367           40,667       36,235

In 1997, the company  adopted  Statement of Financial  Accounting  Standards No.
128, "Earnings Per Share" (SFAS No. 128). This statement modifies the computation of earnings per share (EPS) by replacing the computation of primary EPS with basic EPS, which excludes the dilutive effect of common stock equivalents. Additionally, the statement replaces fully diluted EPS with diluted EPS. The calculation of common stock equivalents using the treasury stock method is modified under diluted EPS to utilize an average price during the period as compared to the Accounting Principles Board Opinion No. 15 method, which utilized the higher of the average or ending price. EPS information for years prior to 1997 has been restated to reflect the provisions of SFAS No. 128.

In May 1996, MCI Capital I, a wholly-owned Delaware statutory business trust (Trust), issued $750 million aggregate principal amount of 8% Cumulative Quarterly Income Preferred Securities, Series A (preferred securities) due June 30, 2026. The Trust exists for the sole purpose of issuing the preferred securities and investing the proceeds in the company's 8% Junior Subordinated Deferrable Interest Debentures, Series A (Subordinated Debt Securities) due June 30, 2026.

In September and November 1995, the company acquired all of the outstanding shares of common stock of Nationwide Cellular Service, Inc. (Nationwide), and SHL Systemhouse Co. (MCI Systemhouse), respectively, (collectively, the acquired companies). These acquisitions were accounted for as purchases; accordingly, the net assets and results of operations of the acquired companies are included in the information above since their respective acquisition dates.

In 1994, British Telecommunications plc (BT) completed the purchase of 136 million shares of the company's Class A common stock for $4.3 billion, which resulted in a 20% voting interest in the company. This purchase was achieved by the company's issuance of 108.5 million shares of Class A common stock to BT for $3.5 billion on September 30, 1994 and BT's conversion on that date of 13,736 shares of the company's Series D convertible preferred stock, purchased for $830 million in June 1993, into 27.5 million shares of Class A common stock. This investment is included in stockholders' equity.

MANAGEMENT'S DISCUSSION AND ANALYSIS


OVERVIEW
The following discussion and analysis provides information management believes is relevant to an assessment and understanding of MCI Communications Corporation and subsidiaries' (collectively, the company) consolidated results of operations and financial condition for the three years ended December 31, 1997. The discussion should be read in conjunction with the company's consolidated financial statements and accompanying notes.

The company is a leading provider of local-to-global communications services to business, government and residential users. The company operates one of the world's largest and most advanced digital networks, connecting local markets in the U.S. to more than 280 countries and locations worldwide. The company provides a broad range of communications services, including long-distance, local and wireless telecommunications services and information technology (IT) services. The company's "core" business, long-distance telecommunications services, comprises a portfolio of domestic and international services, including voice, intelligent 800, data, conferencing, Internet, managed network, and electronic messaging services. Through continued investments and business acquisitions in recent years, the company has expanded its portfolio of services into certain ventures and developing markets, including the U.S. local, IT, wireless, international and multimedia markets (the VDM businesses).

Merger Agreement
On November 9, 1997, the company entered into an Agreement and Plan of Merger (the MCI WorldCom Merger Agreement) with WorldCom, Inc. (WorldCom), a Georgia corporation, and TC Investments Corp. (Merger Sub), a Delaware corporation and a wholly-owned subsidiary of WorldCom, pursuant to which the company will merge with and into Merger Sub (the MCI WorldCom Merger or the Merger.) As a result of the Merger, (a) each outstanding share of the company's common stock, par value $.10 per share, (other than shares owned by WorldCom or Merger Sub or held by the company) will be converted into the right to receive that number of shares of WorldCom common stock, par value $.01 per share, equal to the quotient determined by dividing $51.00 by the average of the high and low sale prices of WorldCom common stock as reported on the Nasdaq National Market on each of the 20 consecutive trading days ending with the third trading day immediately preceding the effective time of the Merger (the Exchange Ratio), provided that the Exchange Ratio shall not be less than 1.2439 or greater than 1.7586; and (b) each outstanding share of the company's Class A common stock shall be converted into the right to receive $51.00 in cash, without interest thereon. The combined companies plan to operate under the MCI WorldCom name.

-------------------------------------------------------------------------------

Forward-looking Statements May Prove Inaccurate
The company has made certain forward-looking statements in Management's Discussion and Analysis that are subject to risks and uncertainties. Forward-looking statements include information concerning the possible future results of operations of the company, its core business, its investments in VDM businesses, the possible future results of operations of the company and MCI WorldCom after the Merger and statements preceded by, followed by, or that include the words believes, expects, anticipates, intends, or similar expressions. For those statements, the company claims the protection of the safe-harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The reader is cautioned that the following important factors, among others, in addition to those contained elsewhere in Management's Discussion and Analysis, could adversely affect the future results of the company, its long-distance telecommunications services and VDM businesses and the company and MCI WorldCom after the Merger and could cause those results to differ materially from the statements and information expressed in the forward-looking statements: material adverse changes in the economic conditions in the markets served by the company and MCI WorldCom; a significant delay in the expected closing of the Merger; future regulatory actions and conditions in the company's operating areas, including the ability of the company to implement its local strategy and obtain local facilities at competitive rates and resulting changes in the implementation of its local strategy, and the ability to pass on additional charges imposed by the Federal Communications Commission
(FCC); competition from others in the U.S. and international long-distance markets, including the entry of the regional Bell operating companies (RBOCs) and other companies in the long-distance markets in the U.S.; and the cost of the company's year 2000 compliance efforts.

Concurrent with the MCI WorldCom Merger Agreement, the company, WorldCom and BT entered into an agreement (the BT Termination Agreement) whereby (i) the Agreement and Plan of Merger, dated as of November 3, 1996, as last amended on August 21, 1997 (the MCI BT Merger Agreement), among the company, BT and Tadworth Corporation was terminated; (ii) WorldCom agreed to pay BT a fee of $450 million and expenses not in excess of $15 million in order to induce BT to waive its rights under and agree to terminate, the MCI BT Merger Agreement;
(iii) BT agreed to support and vote its shares of Class A common stock in favor of the Merger; and (iv) BT agreed to exercise its call option to acquire the company's shares in Concert Communications Company (Concert CS) immediately following the effective time of the Merger. The company will be a distributor of Concert CS services on a nonexclusive basis to customers in the U.S. for a period of at least two years and as many as five years following BT's exercise of its call option.

On March 11, 1998, the stockholders of the company and shareholders of WorldCom approved the Merger. The Merger is also subject to the receipt of required regulatory approvals which the company expects to receive in the summer of 1998. The Merger will be accounted for as a purchase for financial accounting purposes in accordance with generally accepted accounting principles. The company believes that the MCI WorldCom Merger will create a fully integrated global communications company that will be well positioned to take advantage of growth opportunities in the global telecommunications market by providing a complete range of local, long-distance, Internet and international communications services.

Telecommunications Legislation
In 1997, the implementation of the Telecommunications Act of 1996 (1996 Act) continued to influence market opportunities for entry into local markets and to govern the climate for long-distance services, with federal courts and lawsuits playing an increasingly important role. The 1996 Act encouraged competition in local markets by requiring incumbent local exchange companies (ILECs), including the RBOCS, to interconnect with new competitive local exchange carriers (CLECs) and, among other things, permit the CLECs to use unbundled parts of the ILECs' networks. The 1996 Act directed the Federal Communications Commission (FCC) to issue rules governing the availability of these unbundled network elements
(UNEs) and guidelines governing ILEC-CLEC interconnection arrangements. The FCC's rules prescribed the minimum degree of unbundling required of ILECs and that UNEs should be priced at forward-looking costs. However, on petitions for review by the ILECs and certain state public utility commissions, the U.S. Court of Appeals for the Eighth Circuit (Eighth Circuit) concluded that the FCC had exceeded its authority in issuing these rules. As a result, each state independently must determine its own applicable interconnection guidelines and pricing. Many states have explicitly adopted forward-looking cost principles on their own, mitigating the effects of the Eighth Circuit decision. The Supreme Court has agreed to review the Eighth Circuit decision during 1998, and the company is hopeful that the FCC's rules will be reinstated.

The 1996 Act also barred the RBOCs from providing in-region long-distance services until their local markets had been sufficiently opened to competition. The FCC has denied RBOC petitions to provide long-distance services in Oklahoma, Michigan, South Carolina and Louisiana. On March 20, 1998 the D.C. Circuit affirmed the FCC's rejection of SBC Communications Inc.'s long-distance bid in Oklahoma. On December 31, 1997, a federal district court in Wichita Falls, Texas declared unconstitutional the 1996 Act's provisions barring RBOC provision of in-region long-distance services. The company and others have appealed the decision and the judge has stayed the decision pending its appeal to the U.S. Court of Appeals for the Fifth Circuit.

During 1997, the company made progress in opening local markets to competition by obtaining regulatory approval as a CLEC in 18 additional states, bringing the total to 42 states. Applications are pending in 7 other states as of December 31, 1997. The company also made progress in convincing regulators of the inadequate steps being taken by the ILECs to open local markets. The FCC and several state regulators have determined that the operational support systems necessary to sell local services provisioned from the ILEC networks currently are insufficient to enable the company to compete effectively with the ILEC for customers when using such ILEC facilities.

In May 1997, the FCC also adopted several orders that implemented access charge reform and adjusted the price cap rules that regulate the largest ILECs' interstate access charges. The FCC's Access Reform Order restructured interstate access charges to shift more costs directly to end users. The Access Reform Order also reduced per-minute charges long-distance carriers will pay and created new flat-rate charges to long-distance carriers based on the number of pre-subscribed customers the carrier has and subscriber lines held by these customers. As a result of FCC actions in 1997, the long-distance industry saw annualized interstate access reductions of $1.7 billion. State intrastate access charges were reduced by more than $100 million in 1997.

While per-minute access rates were dropping, per-line charges were increasing and new universal service support obligations for telecommunications services for schools and libraries and rural health care facilities were created. Costs of providing telecommunications service in 1998 are expected to increase despite rate reductions that went into effect on January 1, 1998. The company has announced that it will continue to review costs and rates, and will recalibrate rates as necessary to ensure it is collecting the amounts necessary to pay ILEC per-minute and per-line access charges and the universal service obligations imposed directly on the company.

Certain provisions of the access reform, price cap, and universal service orders are now under review by various U.S. Courts of Appeals. In addition, the company has renewed its requests that the FCC itself revisit access reform and mandate that access charges decrease to cost.

Internationally, the company will also benefit from the signing of the World Trade Organization Telecom Agreement by the United States and 71 other member countries that opens to competition markets controlled by monopolies. This agreement should provide additional opportunities for the company to provide services in the rapidly expanding global market.

Recently Issued Accounting Pronouncements
In 1997, the Financial Accounting Standards Board issued three statements that will be effective for the company's year ending December 31, 1998. The company is currently evaluating the effects of Statements of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income", SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information", and SFAS No.132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", however management believes the adoption of these statements will not have a material impact on the financial statements taken as a whole. In March 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", that will be effective for the company's year ending December 31, 1999. Management is currently analyzing the impact of the adoption of the statement, which may be material to the financial statements.

CONSOLIDATED RESULTS OF OPERATIONS

The following discusses the company's consolidated results of operations for the three years ended December 31, 1997. Prior to 1996 and the acquisition of Nationwide and MCI Systemhouse in September and November 1995, respectively, substantially all of the company's revenue was derived from its core business. Refer to the Enterprise Reporting section for further discussion of the company's core and VDM businesses.

Revenue
In 1997, revenue increased by $1.2 billion, or 6%, from 1996 compared to a $3.2 billion, or 21% increase in 1996 revenue over 1995. In 1997, core business revenue increased $835 million, or 5%, while VDM revenue, excluding intercompany sales, increased $324 million, or 19%. In 1996, core business revenue increased $1.8 billion or 12% and VDM revenue, excluding intercompany sales, increased $1.4 billion. Core business growth slowed in 1997 as a result of the access price reduction flow through, competitive pricing dynamics in certain areas and strategic decisions by management. In 1997, management took several steps to improve long-term profitability and growth including eliminating acquisition promotions in the residential market, focusing on high-value residential customers and de-emphasizing growth in the wholesale carrier sales channel. In 1997, the VDM revenue increase was driven by increases in IT and local services, while the 1996 year-over-year revenue increase reflects the full year impact from acquired companies which accounted for 44% of the consolidated revenue growth during that period.

Cost of Services
Cost of services consist of telecommunications expense and costs of other products and services primarily associated with VDM businesses. Telecommunications expense is primarily comprised of access facilities fees paid to local exchange carriers and other domestic service providers, and payments made to foreign telephone companies (international settlements) to complete calls made to foreign countries from the U.S. by the company's customers. In the VDM businesses, costs of other products and services primarily include equipment, software, and IT services costs. In 1997, cost of services increased by $1,467 million, or 15.5%, to $10,956 million compared to $9,489 million and $7,893 million in 1996 and 1995, respectively. Cost of services as a percentage of revenue was 55.7% in 1997, 51.3% in 1996 and 51.7% in 1995. The increased expense and related percentage of revenue in 1997 reflects $361 million, representing 1.8% of revenue, of costs to exit, restructure or settle several business contracts as the company de-emphasized its wholesale carrier business and ceased certain product and service offerings. The remaining increase in cost of services and the related percentage of revenue increase was primarily the result of consolidated revenue growth and increases in direct operating expenses in the company's local and IT businesses. Telecommunications expense as a percentage of core business revenue was 50.2% in 1997 as compared to 49.9% in 1996 and 51.9% in 1995. The increase from 1996 to 1997 was due to the revenue mix and the impact of newly required compensation to payphone owners for 800 calls, partially offset by the reduction in international settlement expense and more efficient network usage. In 1996, cost of services increased by $1,596 million, or 20%, from 1995, which was consistent, as a percentage, with the increase in consolidated revenue and full year consolidation of the acquired companies.

Sales, Operations and General
Sales, operations and general expenses increased in 1997 by $912 million, or 18.1%, to $5,940 million as compared to $5,028 million and $4,426 million in 1996 and 1995, respectively. Sales, operations and general expenses as a percentage of revenue were 30.2% in 1997, 27.2% in 1996,and 29.0% in 1995. The higher expenses and related percentage of revenue in 1997 and 1995 were primarily the result of business growth and certain actions taken in the second half of 1997 as discussed below. During the second half of 1997, the company initiated and completed a comprehensive review of certain product and service offerings, and selected operations. In conjunction with this review, the company decided to consolidate certain operating centers and streamline or discontinue certain non-core or under-performing IT operations, and reorganize certain operations and to eliminate certain product and service offerings within its core business. The company recorded $282 million, representing 1.4% of revenue, of costs for these actions which included approximately $103 million of severance in connection with workforce alignments associated with reorganization efforts and $93 million of obligations and penalties associated with lease, vendor and customer contracts. The remainder represents other costs associated with the company's business reorganization and certain legal costs. Cash expenditures related to these obligations were and will continue to be funded through cash from operations. Once these initiatives are completed, the company expects annual operating expense savings of approximately $150 million in sales, operations and general expense, partially offset by increased costs associated with planned business growth.

During the fourth quarter of 1997, the company also incurred approximately $220 million, representing 1.1% of revenue, of costs for employee pre-merger retention bonuses and increased customer retention activities. In connection with the execution of the BT Merger Agreement and as modified under the MCI WorldCom Merger Agreement, pre-merger retention bonus pools (retention pools) totaling $270 million were established to retain key executives and employees of the company. The company recorded compensation costs in 1997 of $93 million related to these retention pools of which $82 million was paid by December 31, 1997. The remaining accrued compensation costs of $11 million and other amounts payable from these retention pools are scheduled to be paid in 1998 and 1999. However, all unpaid amounts under these retention pools will be paid on the closing date of the MCI WorldCom Merger or any other transaction involving the sale or other disposition of a majority of the company's capital stock or assets if occurring earlier than the scheduled payment dates. Customer retention activities included additional advertising and marketing expenses for residential product offerings meant, in part, to reinforce the company brand and service offerings to consumers. These initiatives included advertising and marketing related to a national product rollout as well as increased brand advertising for consumer offerings. The company does not expect to incur a similar level of expense in 1998 related to these activities.

The remaining increase in sales, operations and general expenses in 1997 was due to business growth in local and IT services and the related increases in marketing, selling, and personnel costs. The percentage reduction in sales, operations and general expenses in 1996 was primarily the result of cost savings associated with the 1995 restructuring efforts, and more efficient utilization of personnel costs. In 1995, sales, operations and general expenses included $216 million of costs related to the consolidation of the company's core business operations and the centralization of major administrative functions.

Depreciation including Asset Write-downs
Depreciation expense increased by $418 million, or 25%, to $2,082 million compared to $1,664 million and $1,308 million in 1996 and 1995, respectively. The increase primarily relates to capital expenditures for property and equipment principally for the core and local services communications networks to increase network capacity, redundancy and reliability and add product features and functionality which were $3.8 billion and $3.3 billion for the years ended December 31, 1997, and 1996 respectively. In 1998, the company expects to incur $3.3 billion in capital expenditures, an anticipated year-over-year decline due to lower long-distance network requirements. The 1997 expense increase also reflects $60 million related to the write-down of certain assets included in the company's fourth quarter 1997 asset disposition plan described below and the depreciation impact of asset additions. In 1996, depreciation expense increased by $356 million, or 27%, primarily as a result of the network additions in 1996 and 1995. During the third quarter of 1995, the company recorded a $520 million charge for an asset write-down primarily related to the consolidation of the company's core business, the centralization of major administrative functions or assets no longer aligned with strategic product offerings.

In connection with an asset disposition plan adopted in the fourth quarter of 1997, the company will dispose of certain equipment primarily in the first half of 1998. The net book value of the assets to be disposed of aggregated $265 million with no significant proceeds expected. The productive assets included in the disposition plan were identified in response to changes in specific customer, product and technology strategies. The major part of this plan included the early replacement of central processing units and data storage devices. The company reassessed and consequently revised its strategies related to data processing and storage in order to maximize facility space in its data centers which is critical to support growth in products that require customer collocation in such centers. The company will replace this equipment with devices that offer greater processing and storage capabilities with reduced operating and maintenance costs and less floor space. Depreciation expense in 1997 includes $60 million representing the net book value of the assets included in the disposition plan which had been removed from service by December 31, 1997. The company will continue to use the remaining assets until they are removed from service and accelerate the recognition of depreciation expense on these assets over their shortened remaining service period. The company expects that substantially all of the remaining assets will be decommissioned and disposed of by June 30, 1998. This change will result in estimated additional depreciation expense of up to approximately $190 million in the first half of 1998. The company had been depreciating this equipment over estimated lives averaging six years. This would compare with an average life of four years, had the assets been depreciated over the revised service period as contemplated in the fourth quarter 1997 disposition plan. Moreover, had the company originally depreciated these assets ratably over such revised service period, depreciation expense, exclusive of the $60 million referred to above, would have been approximately $59 million, $55 million and $43 million higher in 1997, 1996 and 1995, respectively.

Interest
Interest expense in 1997 rose $39 million from 1996 due to an increase in the average amount of debt outstanding as a result of commercial paper issuances in 1997 and capital lease commitments made in 1997. In 1996, interest expense increased $47 million from 1995 also due to an increase in the average amount of outstanding debt as a result of commercial paper and debt securities issuance during 1995.

Interest income decreased $16 million from 1996 due to lower cash and marketable securities balances held throughout 1997. In 1996, interest income decreased $113 million from 1995 due to lower marketable securities balances that resulted from the continued use of cash to fund capital network expenditures, investments in the VDM businesses and the Direct Broadcast Satellite (DBS) license and construction costs.

Equity in Income (Losses) of Affiliated Companies
Equity in income (losses) of affiliated companies decreased by $12 million to $(144) million in 1997. The company's share of operating losses of ICS Communications, Inc. (ICS), Concert CS, and its former on-line project with the News Corporation Limited (News Corp.) declined in 1997. These declines were offset by the company's share of increased operating losses of Avantel which included $16 million related to the company's share of operating losses recognized in connection with an Avantel restructuring and equal access implementation. In 1996, equity in losses of affiliated companies decreased by $31 million as compared to 1995. This decrease is the result of the absence in 1996 of any charges similar to the $95 million charge incurred in 1995 related to investee restructuring plans and the 1995 write-down of the carrying value of several equity investees, offset by increased losses in certain of the company's investments and start-up ventures including Avantel, ICS, and the company's on-line project with News Corp.

Other
Other expense, net, increased by $10 million in 1997 and decreased by $27 million in 1996. The 1996 decrease is primarily due to $54 million full year dividend income from the company's preferred stock investment in News Corp. compared to a partial year in 1995.

Distributions on Subsidiary Trust Mandatorily Redeemable Preferred Securities Distributions on subsidiary Trust mandatorily redeemable preferred securities, issued in May 1996, totaled $60 million and $35 million for the years ended December 31, 1997, and 1996, respectively.

ENTERPRISE REPORTING

This section discusses the results of operations of the company's core and VDM businesses. The Enterprise Reporting financial data table and ensuing discussion on pages 8 to 10 are intended to supplement management's discussion and analysis of the consolidated results of operations. The unaudited data appearing in this table was prepared using all amounts included in the consolidated financial statements and reflects estimates and allocations that management believes provide a reasonable basis on which to present such information. The revenue and net income (loss) amounts include sales of services between the core businesses and VDM businesses based primarily upon prevailing market rates. Administrative expenses are allocated to the respective enterprises on a fully distributed basis reflective of actual utilization. Net interest expense is fully distributed based upon proportionate debt levels reflecting the cash flow of the respective enterprise. The consolidated income tax provision and related tax payments are allocated to each enterprise based on their respective tax attributes.



SUPPLEMENTAL ENTERPRISE REPORTING DATA

                                                     CORE RESULTS                        VDM RESULTS
Year ended December 31,                               1997     1996                 1997       1996
---------------------------------------------------------------------------------------------------------------------------
(In millions)
Revenue                                            $17,619  $16,784               $2,508     $1,953
Income (loss) from operations                        1,535    2,453                 (814)      (126)
Equity in income (losses) of affiliated companies        -        -                 (144)      (156)
Net income (loss)                                      945    1,514                 (766)      (298)
Depreciation including asset write-downs             1,860    1,536                  222        128
Net interest, income taxes and other expense          (590)    (939)                 192        (16)
EBITDA*                                              3,395    3,989                 (592)         2

* EBITDA, as defined by management, includes earnings, excluding equity in income (losses) of affiliates, other income (expense), net, and subsidiary Trust mandatorily redeemable preferred securities before interest, income taxes, depreciation including asset write-downs and amortization. EBITDA represents a measure of the company's ability to generate cash flows and does not represent net income or cash flows from operating, investing and financing activities as defined by generally accepted accounting principles (GAAP). EBITDA should be considered in addition to, but not as a substitute for, or superior to, measures of financial performance reported in accordance with GAAP. EBITDA is often used by analysts when evaluating the performance of a company. Readers are cautioned that the company's definition of EBITDA may not be comparable to similar titled measures used by other companies or analysts.

CORE BUSINESS
In 1997, revenue increased 5%, to $17.6 billion, on traffic growth of 6%, from 1996. In 1996, revenue and traffic increased 12% and 13%, respectively. The 1997 revenue growth reflects a reduction of $67 million primarily related to the impact of an increase in uncollectible provisions required by bankruptcies and delinquencies of business customer accounts. In addition and as previously mentioned, revenue and traffic growth slowed in 1997 due to several strategic decisions addressing long-term financial performance of the business and the continued industry-wide competitive pricing pressures. The revenue and traffic trends and related variance in 1997 and 1996 reflects changes in product and business sales channel mix, the impact of eliminating acquisition promotions in the residential market, focus on high-value residential customers, and enhanced and value added services.

Revenue in the business market continued to increase in 1997 driven by sales to commercial customers, while revenue and traffic growth on sales to wholesale carrier customers slowed as the company took actions to restructure and de-emphasize this sales channel to improve profitability. In 1997, revenue growth in the business market continued in strategic services such as data, Internet, and conferencing as well as traditional voice services. In the mass market, the company continued to focus on transitioning its customer base to high-value customers by offering integrated communications services with products such as MCI One(R). While revenue decreased in the mass market in 1997, customer churn continued to decline and revenue and traffic trends improved with the launch of 5-Cent SundaysSM and growth in transactional brands such as 10-321(R) and 1-800-COLLECT(R). In 1996, revenue in the business market increased across all sales channels driven by growth in strategic and traditional products, while growth in the mass market was slowed due to competitive pressures.

VENTURES AND DEVELOPING MARKETS BUSINESSES

Investments in the VDM businesses are included in the accompanying financial statements as consolidated subsidiaries, unconsolidated equity investments or cost method investments such as News Corp. The company's result of operations in these businesses is provided below.

Local Services
The company provides switched local service to both business and residential customers and provides dedicated access and dark fiber services to business customers using its owned network facilities and facilities or wholesale services provided by other companies. In addition to these services, the company provides infrastructure support to the company's core long-distance network. Company-owned facilities-based local service continues to be a strategic priority of the company because it is a critical factor in its ability to deliver end-to-end communications service from local markets in the U.S. to domestic and worldwide locations. At December 31, 1997, the company had been granted authority to offer local exchange service in 42 states, had applications for authority pending in 7 other states, and has an investment in a provider of local service in Alaska. Since December 31, 1996, the number of operational local city networks increased to 80 in 39 cities from 62 networks in 35 cities, and route miles increased by 24%, to 3,654 miles at December 31, 1997. At December 31, 1997, the company provided facilities-based, switched local service in 31 markets and intends to have service operational in at least 100 markets after the completion of the MCI WorldCom Merger. Local service expansion and traffic growth continued to be hampered by changes in Federal and state regulations governing the opening of local markets. In January 1998, the company ceased efforts to resell local services to new residential consumers due to high costs associated with the service offering.

In 1997, local service revenue increased $165 million, to $343 million, from $178 million in 1996 on sales of switched, competitive access services and fiber-optic capacity. A majority of this growth resulted from services provided to the company's business customers, with a smaller portion resulting from services provided to residential customers and the core long-distance network. The loss from operations was $(559) million and $(97) million for the years ended December 31, 1997, and 1996, respectively, while net loss was $(375) million and $(70) million, respectively, for the same periods. EBITDA for the years ended December 31, 1997, and 1996 was $(485) million and $(62) million, respectively. In 1997, local services' start-up nature and facilities-based expansion into 13 new markets contributed to the increases in operating costs and net loss and the decrease in EBITDA.

Information Technology Services
IT services include the results of MCI Systemhouse and call center services. MCI Systemhouse services include equipment deployment, consulting and systems integration, and outsourcing. IT services revenue increased by $426 million to $1,827 million, or 30%, in 1997 from $1,401 in 1996. Revenue grew in each service line in 1997 compared to 1996. Revenue from equipment deployment and educational services increased 15%, to $788 million; consulting and systems integration revenue increased 51%, to $603 million; outsourcing services revenue grew by 45%, to $324 million, and call center services revenue increased 20%, to $112 million. This growth reflects the emerging industry-wide demand for information technology and call center outsourcing and automation services. Cost of services and sales, operations and general expenses increased by 48% in 1997 as a result of the business growth and the related increase in equipment and personnel requirements to address new contract and customer requirements as well as strategic decisions made by management. As previously described, in the second half of 1997 MCI Systemhouse initiated efforts to consolidate certain operating centers and streamline certain non-core and under performing operations to enhance efficiencies within its expanding organization. Including the impact of costs associated with these 1997 actions, IT services income
(loss) from operations was $(195) million and $42 million, and net loss was $(212) million and $(59) million for the years ended December 31, 1997, and 1996, respectively. EBITDA was $(83) million and $114 million for the same periods.

Backlog, which includes amounts committed under executed contracts or letters of intent at December 31, 1997 and 1996, was approximately $2 billion, the majority of which is from MCI Systemhouse's largest customers. The company expects that approximately 24% of the backlog will be delivered in the next 12 months. Since revenue depends on actual usage under service contracts and may be subject to termination under certain circumstances, actual revenue for a particular contract may be higher or lower than the reported backlog for such contract.

Wireless
Wireless includes the results of operations of the company's cellular and paging services. In 1997, the company focused on providing wireless services as part of a total communications services package rather than as stand-alone offerings. Wireless revenue decreased by $33 million, to $314 million, in 1997. This decrease is the result of a reduction in paging subscribers of 43% to 176 thousand. This decline was offset by a 3% increase in cellular subscribers at December 31, 1997.

International Services
During 1997, the company invested $61 million in Concert CS, a 24.9% owned international services venture with BT that provides a complete portfolio of advanced global communications services, including virtual network, frame relay, managed bandwidth and packet services, available to multinational business customers worldwide. For the years ended December 31, 1997 and 1996, Concert CS distributor revenue amounted to approximately $750 million and $570 million, respectively. The company's share of Concert CS losses reported in accordance with U.S. GAAP was $(21) million and $(31) million for the years ended December 31, 1997, and 1996, respectively. Through December 31, 1997, the company had invested approximately $231 million in Concert CS since its launch in July 1994.

Pursuant to the BT Termination Agreement, BT has agreed to exercise its call option to acquire the companys shares in Concert CS immediately following the effective time of the MCI WorldCom Merger. Upon purchase of the companys interest in Concert CS by BT, the company will no longer be an exclusive distributor of Concert CS. However, Concert CS will continue to provide services to MCI WorldCom on a nonexclusive basis for customers in the U.S. for a period of at least two years and as many as five years. MCI WorldCom expects to continue providing global service solutions either through Concert CS or its own operations.

In April  1997,  the company  formed a strategic  alliance  with  Telefonica  de
Espana, S.A. (Telefonica) to explore opportunities in Latin America's telecommunications market. In March 1998, the company and Telefonica expanded the scope of their alliance to include WorldCom and to pursue certain activities in the Americas and Europe.

During 1997, the company invested an additional $54 million in Avantel, a 44.5% owned business venture with Grupo Financiero Banamex-Accival, bringing its total invested cash position to $549 million. Avantel built Mexico's first all digital fiber-optic network and was the first company to provide alternative long-distance service in Mexico's telecommunications market, competing against Telefonos de Mexico. On January 1, 1997, Avantel began offering a full range of competitive, switched long-distance services to residential and business customers. Offering services throughout most of Mexico, Avantel has obtained more than a 10% share in the addressable Mexico long-distance market. The company's share of Avantel's losses reported in accordance with U.S. GAAP increased by $73 million, to $(103) million, in 1997 from $(30) million in 1996. The increased losses relate to the start-up nature of their operations and additional costs incurred with the implementation of equal access in Mexico and certain restructuring efforts. The company expects to incur additional losses on its investment during 1998 as Avantel continues to expand its service and customer bases in Mexico's telecommunications market. In connection with the strategic alliance agreement, Telefonica agreed to invest $250 million in Avantel and to purchase additional equity if certain qualified transactions occur. In certain circumstances, Telefonica has the right to require the company to acquire its interest in Avantel at its cost.

Multimedia Services
The company's investments in News Corp. and DBS comprise Multimedia Services. Dividend income on the company's investment in News Corp. for the years ended December 31, 1997 and 1996 was $59 million and $54 million, respectively.

DBS is a point-to-multipoint broadcast service that uses high-powered Ku band satellites placed in geosynchronous orbit. In December 1996, the FCC issued the DBS license awarded to the company in the January 1996 public auction. In May 1997, the company and News Corp. entered into an agreement to form a joint venture (DBS Venture) in which both parties would contribute their respective DBS assets and cash. In exchange, the company would receive a 19.9% interest in the new venture. The agreement also provided that the parties would seek a third party to acquire their combined interests in this DBS business. In June 1997, the company and News Corp. entered into an agreement with Primestar Partners, L.P. (Primestar) for the sale and transfer of the company's and News Corp.'s DBS assets other than two of the four DBS Venture satellites (Primestar Transaction). In March 1998, the parties sold their interest in one of the remaining satellites. The parties are pursuing the disposition of the other satellite, which is still under construction. The Primestar Transaction is part of a larger transaction that involves the consolidation of Primestar and TCI Satellite Entertainment, Inc. into a newly formed entity (New Primestar) that was completed in April 1998. Concurrent with the consummation of the Primestar Transaction, the company will acquire preferred shares in a subsidiary of News Corp. for a face amount equal to the company's cost of obtaining the FCC license plus interest thereon. The company will also receive from New Primestar consideration in the form of cash and interest bearing non-voting New Primestar securities for its share of the DBS Venture assets transferred to New Primestar. The Primestar Transaction is subject to regulatory approvals, including approval by the FCC and the Department of Justice. As of December 31, 1997, the company had capitalized $1,043 million related to its investment in DBS, $682 million of which was for the payment of the license and the remainder related primarily to the construction of two satellites.

YEAR 2000 EFFORTS
The company is continuing its evaluation and upgrading of its computer systems and applications for the year 2000. The company is also seeking confirmation from its primary processing and supplier vendors that they are developing and implementing plans to become year 2000 compliant. The company is utilizing both internal and external resources to identify, correct or reprogram, and test its systems for year 2000 compliance. The company expects to incur internal labor as well as consulting and other expenses related to infrastructure and facilities enhancements necessary to prepare its systems for the year 2000. The costs incurred to date have not been significant, however, the company expects to incur approximately $400 million in expense over the next two years to implement its year 2000 plan. The company expects to be year 2000 compliant before December 31, 1999.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flows
Cash from operating activities increased by $344 million to $3,488 million. Receipts from customers increased by $1,589 million in 1997 due primarily to the increase in revenue. Payments to suppliers and employees increased by $1,397 million as a result of the increases in costs of services and sales, operations and general expenses in 1997. Taxes paid decreased in 1997 by $203 million primarily due to the reduction in net income for the year. Interest paid in 1997 rose as the result of higher average debt balances during the year. Cash used for investing activities decreased by $888 million in 1997 due primarily to lower funding requirements for investments in VDM businesses. Capital expenditures, primarily for the company's core and local services networks, were the most significant investing activity and increased by $481 million to $3,828 million. The company also made additional capital contributions to Avantel, Concert CS, and other affiliated entities of $130 million, an approximate 60% decline from 1996. Current year investments related to DBS and related satellite construction costs declined by $692 million from 1996 due primarily to the $682 million payment for the FCC license made in 1996. In 1996, the company also invested an additional $350 million in News Corp. No additional investments were made in News Corp. in 1997. Cash from operating activities and financing activities was used to support the company's investing activities during 1997.

Cash required from financing activities declined by $874 million in 1997 due to the increase in cash from operating activities and the reduction in amounts required for investing activities. In 1997, the company's financing requirements were met by issuances of commercial paper and proceeds raised from issuances of stock to employees under benefit plans. During 1997, the commercial paper balance increased to $384 million. Proceeds from issuances of common stock under employee benefit plans were $580 million, an increase of $154 million from 1996. Other investing activities in 1997 included the payment of dividends on common stock of $35 million, distributions paid on the subsidiary Trust mandatorily redeemable preferred securities of $60 million and purchases of treasury stock of $93 million.

Working Capital
Working capital (defined as current assets less current liabilities) was $(2,836) million and $(330) million at December 31, 1997 and 1996, respectively. The significant decrease in working capital is the result of the change in classification of commercial paper balances of $1,806 million to current liabilities as described below. At December 31, 1997, current assets increased by $544 million from December 31, 1996, primarily as a result of the increase in accounts receivable related to the growth in revenue; and a receivable from a sale-lease back transaction offset by a reduction in marketable securities balances that were used to fund working capital requirements. Current liabilities, excluding the reclassification referred to above, increased by $1,244 million from December 31, 1996 as a result of the increase in accounts payable, accrued telecommunications expenses and other accrued liabilities from higher operating expenses and the impact of the actions taken by the company in the last half of 1997.

Liquidity and Capital Resources
In 1997, the company funded its capital expenditures and other investment activities through cash from operations, commercial paper issuances and other financing activities. In 1998, the company plans approximately $3.3 billion in capital expenditures, with the year-to-year reduction coming from lower core business requirements, a majority of which will be funded by cash from operations. The company has a $4 billion bank credit facility that supports the
companys   commercial  paper  program  and  may  be  used  to  fund  short-term fluctuations in working capital and other corporate requirements. This credit facility expires in April 1998 and, accordingly, borrowings associated with this bank credit facility have been classified as short-term liabilities at December 31, 1997. The company expects to extend this credit facility prior to its expiration. The company also has a $1.2 billion shelf registration in effect, which covers the issuance of debt securities with a range of maturities at either fixed or variable rates. At December 31, 1997, there was $1,806 million outstanding under the commercial paper program and bank credit facility, and no securities had been issued under the shelf registration. The company plans to issue up to $1 billion aggregate principal amount of senior debt securities under this shelf registration during the second quarter of 1998, which proceeds will be used for general corporate purposes, including repayment of short term borrowings under the companys commercial paper program. The company believes it will be able to meet its current and long-term liquidity and capital requirements from cash from operating activities, existing debt facilities including the extended facility discussed above and use of the shelf registration. In July 1997, the company entered into a forward starting interest rate swap agreement (the swap) in the notional principal amount of $500 million for a term of 15 years. The swap involves the receipt of floating-rate interest and the payment of fixed-rate interest at 6.71% without the exchange of the underlying principal amount. The swap has been designated as a hedge against adverse changes in market interest rates on fixed-rate debt expected to be issued in the second quarter of 1998. The companys credit risk related to interest rate swaps is dependent upon both the movement of interest rates and the possibility of non-payment by swap counterparties. The company mitigates its credit risk by only entering into swap agreements with high-quality counterparties. The company believes its market risk exposure with regard to its financial instruments is limited to changes in interest rates primarily in the U.S. Based upon the composition of the companys variable rate debt outstanding at December 31, 1997 which is primarily borrowings under the commercial paper program, the company does not believe that a hypothetical 100 basis point increase in short-term rates would be material to net income.

The companys debt to total capitalization, defined as total debt to total debt plus subsidiary Trust mandatorily redeemable preferred securities and equity, increased to 31% at December 31, 1997, from 30% at December 31, 1996. The increase in 1997 was the result of commercial paper issuances in 1997 to fund investments in the VDM businesses, capital expenditures and other corporate requirements.



CONSOLIDATED INCOME STATEMENTS
MCI Communications Corporation and Subsidiaries

Year ended December 31,                                                             1997              1996             1995
---------------------------------------------------------------------------------------------------------------------------
(In millions, except per share amounts)
REVENUE                                                                          $19,653           $18,494          $15,265

OPERATING EXPENSES
  Cost of services                                                                10,956             9,489            7,893
  Sales, operations and general                                                    5,940             5,028            4,426
  Depreciation including asset write-downs                                         2,082             1,664            1,828

                                                                                  -----------------------------------------
TOTAL OPERATING EXPENSES                                                          18,978            16,181           14,147

                                                                                  -----------------------------------------
INCOME FROM OPERATIONS                                                               675             2,313            1,118

Interest expense                                                                    (235)             (196)            (149)
Interest income                                                                       18                34              147
Equity in income (losses) of affiliated companies                                   (144)             (156)            (187)
Other expense, net                                                                   (15)               (5)             (32)

INCOME BEFORE INCOME TAXES                                                           299             1,990              897

Income tax provision                                                                  90               753              349
Distributions on subsidiary Trust mandatorily redeemable preferred securities         60                35                -

                                                                                  -----------------------------------------
NET INCOME                                                                    $      149           $ 1,202         $    548

                                                                                   =======================================


BASIC EARNINGS PER COMMON SHARE                                                 $   0.22         $    1.75         $   0.81
DILUTED EARNINGS PER COMMON SHARE                                               $   0.21         $    1.73         $   0.80


Weighted average number of common shares                                             693               687              680
Weighted average number of common shares - assuming dilution                         707               695              687

See accompanying Notes to Consolidated Financial Statements.





CONSOLIDATED BALANCE SHEETS
MCI Communications Corporation and Subsidiaries

December 31,                                                                                 1997                      1996
---------------------------------------------------------------------------------------------------------------------------
(In millions)
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                            $        261               $       187
Marketable securities                                                                           -                       161
Receivables, net of allowance for
  uncollectibles  of $372 and $273  million                                                 3,576                     3,480
Other current assets                                                                        1,423                       888

  TOTAL CURRENT ASSETS                                                                      5,260                     4,716

PROPERTY AND EQUIPMENT
Communications  system in service                                                          16,291                    14,005
Furniture, fixtures and equipment                                                           3,263                     2,848
Other property                                                                                616                       519

  TOTAL PROPERTY AND EQUIPMENT                                                             20,170                    17,372
Accumulated  depreciation                                                                  (7,856)                   (6,535)
Construction in progress                                                                    1,554                     1,337

  TOTAL PROPERTY AND EQUIPMENT, NET                                                        13,868                    12,174


Investment in affiliates                                                                      653                       690
Investment in Direct Broadcast Satellite                                                    1,043                       893
Investment in News Corp.                                                                    1,350                     1,350
Other assets and deferred charges, net                                                        991                       736
Goodwill, net                                                                               2,345                     2,419

TOTAL OTHER ASSETS                                                                          6,382                     6,088

TOTAL ASSETS                                                                            $  25,510                 $  22,978

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                                                        $   1,321                $      992
Accrued telecommunications  expense                                                         2,416                     2,045
Other accrued liabilities                                                                   2,248                     1,806
Long-term debt due within one year                                                          2,111                       203

  TOTAL CURRENT LIABILITIES                                                                 8,096                     5,046

NONCURRENT LIABILITIES
Long-term debt                                                                              3,276                     4,798
Deferred taxes and other                                                                    2,077                     1,723

   TOTAL NONCURRENT LIABILITIES                                                             5,353                     6,521

COMMITMENTS AND CONTINGENT LIABILITIES

COMPANY OBLIGATED  MANDATORILY  REDEEMABLE  PREFERRED SECURITIES  OF
SUBSIDIARY  TRUST HOLDING  SOLELY JUNIOR SUBORDINATED  DEFERRABLE  INTEREST
DEBENTURES OF THE COMPANY                                                                     750                       750

STOCKHOLDERS' EQUITY
Class A common stock, $.10 par value, authorized  500 million shares, issued  136
 million shares                                                                                14                        14
Common stock, $.10 par value, authorized  2 billion shares, issued  593 million shares         60                        60
Additional paid-in capital                                                                  6,362                     6,410
Retained earnings                                                                           5,345                     5,231
Treasury stock, at cost, 22 and 44 million shares                                           (470)                   (1,054)

  TOTAL STOCKHOLDERS'  EQUITY                                                              11,311                    10,661

TOTAL LIABILITIES AND STOCKHOLDERS'  EQUITY                                              $ 25,510                  $ 22,978

See accompanying Notes to Consolidated Financial Statements.



CONSOLIDATED  STATEMENTS OF CASH FLOWS
MCI Communications Corporation and Subsidiaries

Year ended December 31,                                                     1997             1996              1995
---------------------------------------------------------------------------------------------------------------------------
(In millions)

OPERATING ACTIVITIES
  Receipts from customers                                               $ 19,405         $ 17,816          $ 14,888
  Payments to suppliers and employees                                    (15,341)         (13,944)          (11,549)
  Taxes paid                                                                (412)            (615)             (416)
  Interest paid                                                             (176)            (147)             (113)
  Interest received                                                           12               34               169

       CASH FROM OPERATING ACTIVITIES                                      3,488            3,144             2,979

INVESTING ACTIVITIES
  Capital expenditures for property and equipment                         (3,828)          (3,347)           (2,866)
  Purchases of marketable securities                                          (3)            (487)           (4,630)
  Proceeds from sales and maturities of marketable  securities               222              641             5,930
  Acquisition of businesses, net of cash acquired                              -              (40)           (1,243)
  Investment in News Corp.                                                     -             (350)           (1,000)
  Investment in Direct Broadcast Satellite                                  (161)            (853)                -
  Investment in affiliates                                                  (130)            (306)             (494)
  Other, net                                                                   6              (40)               11

       CASH USED FOR INVESTING ACTIVITIES                                 (3,894)          (4,782)           (4,292)

       NET CASH FLOW BEFORE FINANCING ACTIVITIES                            (406)          (1,638)           (1,313)

FINANCING ACTIVITIES
  Issuance of Senior Notes and other debt                                      -              796                 -
  Payment of Senior Notes and other debt                                    (296)            (595)             (305)
  Commercial paper and bank credit facility activity, net                    384              717               702
  Issuance of subsidiary Trust mandatorily redeemable
  preferred securities, net                                                    -              726                 -
  Issuance of common stock for employee plans                                580              426               275
  Payment of dividends on common stock                                       (35)             (34)              (33)
  Distributions  paid on subsidiary Trust mandatorily redeemable
  preferred securities                                                       (60)             (35)                -
  Purchase of treasury stock                                                 (93)            (647)             (284)

       CASH FROM FINANCING ACTIVITIES                                        480            1,354               355

Net increase(decrease)in cash and cash equivalents                           74             (284)             (958)
Cash and cash equivalents at beginning of year                               187              471             1,429

CASH AND CASH EQUIVALENTS AT END OF YEAR                                 $   261         $    187           $   471

Reconciliation of net income to cash from operating activities:
Net income                                                               $   149        $   1,202          $    548
Adjustments to net income:
  Depreciation including asset write-downs and amortization                2,118            1,722             1,887
  Equity in (income) losses of affiliated companies                          144              156               187
  Deferred income tax provision                                               92              298               144
Net change in operating  activity accounts other than cash and cash equivalents, net of effects of acquisition of businesses:
  Receivables                                                                (96)            (568)             (442)
  Operating accounts payable and accrued liabilities                         621              350               634
  Other operating activity accounts                                          460              (16)               21

        CASH FROM OPERATING ACTIVITIES                                    $3,488         $  3,144           $ 2,979

See accompanying  Notes to Consolidated Financial Statements.



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
MCI Communications Corporation and Subsidiaries


                                        Class A           Additional                  Treasury      Stock-
                                         Common   Common  Paid-in      Retained         Stock,      holders'
                                          Stock   Stock   Capital      Earnings        at Cost      Equity
(In millions)

BALANCE AT DECEMBER 31, 1994                $14    $60    $6,227        $3,548          $(845)    $9,004
Common stock issued for employee
  stock and benefit plans
  (18 million shares)                         -      -       132             -            189        321
Tax benefit of common stock
  transactions related to employee
  benefit plans                               -      -        25             -              -         25
Acquisition of business
  (.8 million shares)                         -      -        16             -              -         16
Unrealized loss on investments and other      -      -         5             -              -          5
Net income                                    -      -         -           548              -        548
Common stock dividends                        -      -         -           (33)             -        (33)
Treasury stock purchased
  (13 million shares)                         -      -         -             -           (284       (284)



BALANCE AT DECEMBER 31, 1995                 14     60     6,405         4,063           (940)     9,602
Common stock issued for employee
  stock and benefit plans
  (23 million shares)                         -      -      (56)            -            533         477
Tax benefit of common stock
  transactions related to employee
  benefit plans                               -      -        60             -              -         60
Unrealized gains on investments and other     -      -         1             -              -          1
Net income                                    -      -         -         1,202              -      1,202
Common stock dividends                        -      -         -           (34)             -        (34)
Treasury stock purchased
  (23 million shares)                         -      -         -             -           (647)       (647)


BALANCE AT DECEMBER 31, 1996                 14     60     6,410         5,231         (1,054)     10,661
Common stock issued for employee
  stock and benefit plans
  (25 million shares)                         -     -       (111)           -            671          560
Tax benefit of common stock
  transactions related to employee
  benefit plans                               -     -         44             -              -          44
Unrealized gains on investments and other     -     -         19             -              -          19
Net income                                    -     -          -           149              -         149
Common stock dividends                        -     -          -           (35)             -         (35)
Treasury stock purchased
  (3 million shares)                          -     -          -             -            (87)        (87)


BALANCE AT DECEMBER 31, 1997                 $14  $60     $6,362        $5,345          $(470)     $11,311





See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MCI Communications Corporation and Subsidiaries

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
MCI Communications Corporation and its majority-owned subsidiaries (collectively, the company) operate predominately in a single industry, the telecommunications industry which includes the broad range of long-distance, local, and wireless telecommunications services; the company also provides information technology services. Long-distance telecommunications services comprise a wide spectrum of domestic and international voice and data services, including long-distance telephone, data communications, teleconferencing, Internet and electronic messaging services.

Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for revenue, including long-term customer contracts and allowances for uncollectible receivables, investments, telecommunications expense, depreciation including asset write-downs and amortization, reorganization accruals, employee benefit plans and taxes.

Principles of Consolidation
The financial statements include the consolidated accounts of the company with all significant intercompany transactions eliminated.

Revenue
The company records as revenue the amount of communications services furnished, as measured primarily by the minutes of traffic processed, after deducting an estimate of traffic which will be neither billed nor collected. Service discounts and incentives are accounted for as a reduction of revenue when granted or, where a service continuation contract exists, ratably over the contract period. Revenue from information technology services is recognized, depending on the service provided, on a percentage of completion basis or as services and products are furnished or delivered.

Cash and Cash Equivalents
Cash equivalents consist primarily of certificates of deposit, securities of the U.S. Government and its agencies and corporate debt securities having maturities of 90 days or less when purchased. The carrying amount reported in the accompanying balance sheets for cash equivalents approximates fair value due to the short-term maturity of these instruments.

Investments
Investments in marketable securities are classified as available-for-sale and are reported at fair value in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The fair values are based on quoted market prices, and any unrealized gains or losses, net of applicable income taxes, are excluded from earnings and reported as a net amount in additional paid-in capital until realized. Realized gains and losses are recorded in the income statement and the cost assigned to securities sold is based on the specific identification method.

The company uses the equity method to account for investments in entities in which it has less than a majority interest but can exercise significant influence. These investments are classified on the accompanying balance sheets as investments in affiliates. Under the equity method, investments, originally recorded at cost, are adjusted to recognize the company's share of the net earnings or losses of the affiliates as they occur, rather than as dividends or other distributions are received, limited to the extent of the company's investment in, advances to, and guarantees for the investees. The company's share of net earnings or losses of affiliates includes amortization of purchase adjustments. Unlisted securities or securities in privately held companies in which the ownership is less than 20% and the company does not exercise significant influence are recorded at cost.

Property and Equipment
The communications system in service is recorded at cost and includes material, interest, labor and overhead. The costs of construction and equipment are transferred to communications system in service as construction projects are completed and/or equipment is placed in service. Depreciation is recorded commencing with the first full month that the assets are in service and is provided using the straight-line method over the assets' estimated useful lives. A majority of the company's communications system assets are grouped in like pools for depreciation purposes. For these asset groups, the cost of equipment retired in the ordinary course of business, less proceeds, is charged to accumulated depreciation. Gains or losses on assets that are not grouped in like pools for depreciation purposes are included in depreciation expenses. The company periodically reviews and adjusts the useful lives assigned to fixed assets to ensure that depreciation charges provide appropriate recovery of capital costs over the estimated physical and technological lives of the assets. The weighted average depreciable life of the assets comprising the communications system in service approximates nine years. Furniture, fixtures and equipment are depreciated over a weighted average life of six years and include computer and data center equipment along with other administrative assets. Other property includes land, buildings and leasehold improvements. Buildings are depreciated using lives of up to 35 years. Leasehold improvements are depreciated over the shorter of the life of the equipment or the life of the lease. Maintenance, repairs, and reengineering costs are charged to expense as incurred.

Capital Leases
Certain of the company's lease obligations meet the criteria of a capital lease. These obligations are recorded at the present value of the future lease payments, including estimated bargain purchase options, discounted at the approximate interest rate implicit in each lease. Amounts are depreciated over the estimated useful lives of the equipment, which are generally longer than the terms of the leases. Leases not capitalized are primarily for land on which communications equipment is located and for administrative facilities, including office buildings, vehicles, certain data processing equipment and office equipment.

Other Assets and Deferred Charges,net
Other assets and deferred charges, net includes unamortized customer discounts and service incentives, right-of-way agreements with third parties, noncurrent marketable securities and investments accounted for at cost and debt issuance costs. Deferred customer discounts and service incentives are amortized over the life of the specific contract to which they relate; also included are amounts recoverable under long-term customer service contracts, which are amortized over the contract period. Right-of-way costs are amortized as the assets are placed in service, over the lesser of the remaining term of the agreements or 25 years. Debt issuance costs are amortized over the life of the applicable debt.

Goodwill
Goodwill represents the excess of the cost to acquire subsidiaries over the estimated fair market value of the net assets acquired. These amounts are amortized using the straight-line method over lives ranging from 10 to 40 years. The company periodically evaluates the realizability of goodwill based upon projected undiscounted cash flows and operating income or other valuation techniques for each subsidiary having a material goodwill balance. The company believes that no impairment of goodwill existed at December 31, 1997.

Long-Lived Assets
In the event that facts and circumstances indicate that the carrying amount of a long-lived asset may be impaired, an evaluation of recoverability is performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow is required.

Transactions with British Telecommunications plc
British Telecommunications plc (BT) controls an approximate 20% voting interest in the company through its ownership of Class A common stock and common stock. In 1994, the company and BT formed a joint venture, Concert Communications Company (Concert CS), to provide global enhanced telecommunications services to business customers. The company and BT lease each other's access lines at accepted market rates in the ordinary course of business to process traffic in the U.S. and U.K. During 1997, 1996 and 1995, the amounts associated with these transactions were not material to the company.

Foreign Exchange Contracts and Interest Rate Swaps
The company enters into foreign exchange contracts and interest rate swap agreements to hedge its foreign currency risks and reduce its interest rate exposure. While the company does not engage in speculation, it is exposed to credit rate risk in the event of nonperformance by the other parties to the agreements. The company manages credit risk by regularly monitoring and evaluating the counterparties and believes the credit risk exposure is limited. At December 31, 1997, the fair value of and potential risk of loss on these agreements were not material.

Income Taxes
The company files a consolidated federal income tax return on a March 31 fiscal year end. Deferred income taxes are provided on transactions that are reported in the financial statements in different periods than for income tax purposes. Income tax benefits of tax deductions related to common stock transactions with the company's employee benefit plans are recorded directly to additional paid-in capital. General business credits are accounted for by the flow-through method.

Basic and Diluted Earnings per Common Share
The company implemented Statement of Financial Accounting Standards No. 128 (SFAS No. 128) Earnings per Share, in 1997, which requires certain disclosures relating to the calculation of earnings per share (EPS). Basic EPS is based on the weighted average number of shares of common stock outstanding during each year. Diluted EPS is based on the weighted average number of shares of common stock outstanding during each year, adjusted for the effect of common stock equivalents arising from the assumed exercise of stock options, if dilutive.

Reclassifications
Certain prior year information has been reclassified to conform to the current year presentation.

NOTE 2. MERGER AGREEMENT

On November 9, 1997, the company entered into an Agreement and Plan of Merger (the MCI WorldCom Merger Agreement) with WorldCom, Inc. (WorldCom), a Georgia corporation, and TC Investments Corp. (Merger Sub), a Delaware corporation and a wholly-owned subsidiary of WorldCom, pursuant to which the company will merge with and into Merger Sub (the MCI WorldCom Merger or the Merger). As a result of the Merger, (a) each outstanding share of the company's common stock, par value $.10 per share, (other than shares owned by WorldCom or Merger Sub or held by the company) will be converted into the right to receive that number of shares of WorldCom common stock, par value $.01 per share, equal to the quotient determined by dividing $51.00 by the average of the high and low sale prices of WorldCom common stock as reported on the Nasdaq National Market on each of the 20 consecutive trading days ending with the third trading day immediately preceding the effective time of the Merger (the Exchange Ratio), provided that the Exchange Ratio shall not be less than 1.2439 or greater than 1.7586; and (b) each outstanding share of the company's Class A common stock shall be converted into the right to receive $51.00 in cash, without interest thereon. The combined companies plan to operate under the MCI WorldCom name.

Concurrent with the MCI WorldCom Merger Agreement, the company, WorldCom and BT entered into an agreement (the BT Termination Agreement) whereby (i) the Agreement and Plan of Merger, dated as of November 3, 1996, as last amended on August 21, 1997 (the MCI BT Merger Agreement), among the company, BT and Tadworth Corporation was terminated; (ii) WorldCom agreed to pay BT a fee of $450 million and expenses not in excess of $15 million in order to induce BT to waive its rights under and agree to terminate, the MCI BT Merger Agreement;
(iii) BT agreed to support and vote its shares of Class A common stock in favor of the Merger; and (iv) BT agreed to exercise its call option to acquire the company's shares in Concert CS immediately following the effective time of the Merger . The company will be a distributor of Concert CS services on a nonexclusive basis to customers in the U.S. for at least two years and as many as five years following BT's exercise of its call option.

On March 11, 1998, the stockholders of the company and shareholders of WorldCom approved the Merger. The Merger is also subject to the receipt of required regulatory approvals.

In connection with the execution of the BT Merger Agreement and as modified under the MCI WorldCom Merger Agreement, pre-merger retention bonus pools (retention pools) totaling $270 million were established to retain key executives and employees of the company. The company recorded compensation costs in 1997 of $93 million, related to these retention pools of which $82 million was paid by December 31, 1997. The remaining accrued compensation costs of $11 million and other amounts payable from these retention pools are scheduled to be paid in 1998 and 1999. However, all unpaid amounts under these retention pools will be paid on the closing date of the MCI WorldCom Merger or any other transaction involving the sale or other disposition of a majority of the company's capital stock or assets if occurring earlier than the scheduled payment dates. The company and WorldCom have certain interconnection or other service agreements at prevailing market rates in the ordinary course of their businesses. Since the execution of the MCI WorldCom Merger Agreement, the amounts associated with these transactions were not material to the company.

NOTE 3. INVESTMENTS IN MARKETABLE SECURITIES

At December 31, 1997 and 1996, the company had various investments in marketable securities, all of which were classified as available-for-sale and stated at fair value. At December 31, 1997, the portfolio consisted of equity securities with an aggregate cost of $60 million and fair value of $120 million and were included in other assets and deferred charges, net. At December 31, 1996, the portfolio consisted of $40 million of certificates of deposit, $143 million of U.S. Government agency securities, $67 million of corporate debt securities and equity securities with an aggregate cost and fair value of $11 million. These investments were included in the accompanying balance sheet as either cash and cash equivalents, marketable securities or other assets and deferred charges, net, as appropriate.

Gross unrealized holding gains associated with these investments at December 31, 1997 were $60 million and there were no gross unrealized holding gains or losses at December 31, 1996. There were no realized gains on sales of available for sale marketable securities for the years ended December 31, 1997 and 1996.

NOTE 4. INVESTMENTS IN AFFILIATES

The company has various investments in affiliates accounted for under the equity method. At December 31, 1997 and 1996, the net investment balance in affiliated companies was $653 million and $690 million, respectively. The more significant of these are Avantel, S.A. de C.V. (Avantel) and Concert CS. Avantel is a 44.5% owned business venture with Grupo Financiero Banamex-Accival formed to provide competitive domestic and international long-distance telecommunications services in Mexico. At December 31, 1997 and 1996, the net investment balance for Avantel was $415 million and $465 million, respectively. The company's 24.9% interest in Concert CS, had a net investment balance of $92 million and $53 million, respectively at December 31, 1997 and 1996. In 1997, the company pledged its investment in Avantel as security for a loan to Avantel. In connection with a strategic alliance agreement with Telefonica de Espana, S.A. (Telefonica) entered in April 1997 and expanded in March 1998, Telefonica agreed to invest $250 million in Avantel and to purchase additional equity if certain qualified transactions occur. In certain circumstances, Telefonica has the right to require the company to acquire its interest in Avantel at cost.

The summarized financial information for all affiliated companies accounted for by the company under the equity method, as reported in their financial statements as of December 31, 1997 and 1996 and for the three years ended December 31, 1997 is as follows:



December 31,                                             1997                   1996
            ---
--------------------------------------- ---------------------- ----------------------
---------------------------------------                        ----------------------
(In millions)
Current assets
                                                    $     647                  $  425
Other assets
                                                        1,864                   1,674
Current liabilities
                                                          863                     868
Noncurrent liabilities
                                                          785                     739



Year ended December 31,                                  1997                   1996                   1995
--------------------------------------- ---------------------- ---------------------- ----------------------
---------------------------------------
(In millions)
Net Sales                                            $  1,309              $     868              $     590
Gross profit                                              366                    146                    100
Net loss from continuing operations                      (341)                  (395)                  (437)
Net loss                                                 (190)                  (395)                  (442)

The company's share of net losses of affiliated companies including amortization of purchase adjustments was $(144) million, $(156) million and $(187) million, in 1997, 1996 and 1995, respectively. The company conducts business with Concert CS through the provision and receipt of communications services at accepted rates in the ordinary course of business. The company and Avantel conduct business through the exchange of domestic and international interconnection services at prevailing market rates in the ordinary course of business. During 1997, 1996 and 1995, the amounts associated with these transactions were not material to the company.

NOTE 5.  INVESTMENTS IN NEWS CORP. AND DIRECT BROADCAST SATELLITE

At December 31, 1997, the company had invested $1,350 million in the News Corporation Limited (News Corp.) comprised of (i) cumulative convertible preferred shares of two U.S. subsidiaries of News Corp. with a stated value and liquidation preference of $1,148 million and bearing a dividend rate of 5.147%, and (ii) four-year warrants (purchase price $202 million) to acquire up to 210 million News Corp. ordinary shares for an exercise price of $1,148 million. The exercise price of the warrants is payable, at the company's option, in either cash or through the surrender of the cumulative convertible preferred shares, or a combination of both. In May 1997, the company and News Corp. amended their investment agreement to, among other things, terminate the company's previous obligation to invest an additional $650 million in News Corp. The company recorded dividend income of $59 million, $54 million and $18 million, in 1997, 1996 and 1995, respectively, on its investment.

Direct Broadcast Satellite (DBS) is a point-to-multipoint broadcast service that uses high-powered Ku band satellites placed in geosynchronous orbit. In December 1996, the FCC issued the DBS license awarded to the company in the January 1996 public auction. In May 1997, the company and News Corp. entered into an agreement to form a joint venture (DBS Venture) in which both parties would contribute their respective DBS assets and cash. In exchange, the company would receive a 19.9% interest in the new venture. The agreement also provided that the parties would seek a third party to acquire their combined interests in this DBS business. In June 1997, the company and News Corp. entered into an agreement with Primestar Partners, L.P. (Primestar) for the sale and transfer of the company's and News Corp.'s DBS assets other than two of the four DBS Venture satellites (Primestar Transaction). In March 1998, the parties sold their interest in one of the remaining satellites. The parties are pursuing the disposition of the other satellite, which is still under construction. The Primestar Transaction is part of a larger transaction that involves the consolidation of Primestar and TCI Satellite Entertainment, Inc. into a newly formed entity (New Primestar) that was completed in April 1998. Concurrent with the consummation of the Primestar Transaction, the company will acquire preferred shares in a subsidiary of News Corp. for a face amount equal to the company's cost of obtaining the FCC license plus interest thereon. The company will also receive from New Primestar consideration in the form of cash and interest bearing non-voting New Primestar securities for its share of the DBS Venture assets transferred to New Primestar. The Primestar Transaction is subject to regulatory approvals, including approval by the FCC and the Department of Justice. As of December 31, 1997, the company had capitalized $1,043 million related to its investment in DBS, $682 million of which was for the payment of the license and the remainder related primarily to the construction of two satellites.

NOTE 6.  SUPPLEMENTARY BALANCE SHEET INFORMATION

December 31,                                                                1997             1996
---------------------------------------------------------------------------------------------------------------------------
(In millions)
Other current assets:
  Deferred income taxes                                                 $    452          $   376
  Other receivables, net                                                     578              191
  Other                                                                      393              321
---------------------------------------------------------------------------------------------------------------------------
Total other current assets                                              $  1,423        $   888
---------------------------------------------------------------------------------------------------------------------------

Other accrued liabilities:
  Taxes, other than income                                              $    207          $   335
  Payroll and employee benefits                                              431              328
  Reorganization costs                                                       295               92
  Other                                                                    1,315            1,051
---------------------------------------------------------------------------------------------------------------------------
Total other accrued liabilities                                          $ 2,248           $1,806
---------------------------------------------------------------------------------------------------------------------------

Deferred taxes and other:
  Deferred income taxes                                                  $ 1,866           $1,697
  Other                                                                      211               26
---------------------------------------------------------------------------------------------------------------------------
Total deferred taxes and other                                           $ 2,077           $1,723
---------------------------------------------------------------------------------------------------------------------------

Accumulated amortization associated with goodwill at December 31, 1997 and 1996 was $321 million and $247 million, respectively.

At December 31, 1997 and 1996, checks not yet presented for payment of $319 million and $338 million in excess of cash balances, respectively, were included in accounts payable on the accompanying balance sheet. The company had sufficient funds available to cover these outstanding checks when they were presented for payment.

In 1997, the company completed a comprehensive review of product and service offerings. In conjunction with this review, the company decided to exit, restructure or settle several business contracts; consolidate certain operating centers and streamline or discontinue certain non-core or under-performing IT operations; and reorganize certain operations or eliminate certain product and service offerings within its core business. The company recorded $361 million in its costs of services to reflect costs and provisions to exit, restructure or settle several business contracts and cease certain product and service offerings. The company also recorded $282 million in its sales, operations and general expense primarily for other reorganization actions, which included approximately $103 million of severance associated with workforce alignment and $93 million of obligations and penalties associated with lease, vendor and customer contracts. The remainder represents other costs associated with the company's business reorganization and certain legal costs.

At December 31, 1997, the company had expended $153 million of the accrued costs related to the above items, with the majority of the remaining $490 million expected to be expended during 1998. The remaining accrual, which was included in reorganization costs and other in other accrued liabilities, was primarily comprised of lease obligations, severance and customer and vendor contract termination and commitment costs and certain legal costs. Cash expenditures from these obligations were and will continue to be funded through cash from operations. Reorganization liabilities at December 31, 1997 also included lease and other commitments related to the company's consolidation of its core business and centralization of major administrative functions that occurred in the year ended December 31, 1995.

NOTE 7.  DEBT AND LEASE OBLIGATIONS

Company debt consists of:

December 31,                                                                1997             1996
---------------------------------------------------------------------------------------------------------------------------
(In millions)
Senior Notes, net of unamortized discounts of
    $1.1 million and $1.5 million at weighted average
     interest rates of 6.9%, and with maturities ranging
     from February 1998 to August 2006                                    $1,468           $1,485
Senior Debentures, net of unamortized discounts
    of $6.5 million and $6.5 million at a weighted
    average interest rates of 7.6%, and with
    maturities ranging from January 2023 to June 2027                      1,384            1,384
Capital lease obligations at a weighted
    average interest rate of 8.6% and 9.1%                                   528              504
Commercial paper and bank credit facility
    borrowings at a weighted average interest
    rate of 5.8% and 5.4%                                                  1,806            1,422
Other debt at a weighted average interest
    rate of  7.4% and 5%                                                     201              206
---------------------------------------------------------------------------------------------------------------------------
Total debt                                                                 5,387            5,001
Debt due within one year                                                  (2,111)            (203)
===========================================================================================================================
Total long-term debt                                                      $3,276           $4,798
===========================================================================================================================

Annual maturities of long-term debt for the five years after December 31, 1997 are as follows: $2,111 million in 1998; $596 million in 1999; $281 million in 2000; $47 million in 2001; and $41 million in 2002.

Total interest costs were $388 million in 1997, $314 million in 1996 and $242 million in 1995, of which $153 million, $118 million and $93 million, respectively, were capitalized.

At December 31, 1997 and 1996, the estimated fair value of the company's long-term debt, excluding capital lease obligations, is listed below. These valuations represent either quoted market values, where available, or the company's estimate based upon market prices of comparable debt instruments.

December 31,                                                    1997                              1996
---------------------------------------------------------------------------------------------------------------------------
                                                                       Estimated                          Estimated
                                                      Carrying              Fair         Carrying              Fair
                                                        Amount             Value           Amount             Value
---------------------------------------------------------------------------------------------------------------------------
(In millions)
Senior Notes                                            $1,468            $1,503           $1,485            $1,516
Senior Debentures                                        1,384             1,438            1,384             1,456
Commercial paper and bank
  credit facility borrowings                             1,806             1,806            1,422             1,422
Other debt                                                 201               201              206               206
---------------------------------------------------------------------------------------------------------------------------
Total debt, excluding capital leases                    $4,859            $4,948           $4,497            $4,600
===========================================================================================================================

The excess in the estimated fair value versus the carrying amount of debt for 1997 and 1996 reflects the trend during the periods where market rates were below the company's fixed-rate debt.

Senior Notes and Debentures
In June 1996, the company issued $500 million in aggregate principal amount of 7 1/8% Senior Debentures due June 15, 2027. In August 1996, the company issued $300 million aggregate principal amount of 6.95% Senior Notes due August 15, 2006. The proceeds of the issuances were used for general corporate purposes, including the repayment of short-term borrowings under the company's commercial paper program. The company has in effect a $1.2 billion shelf registration, which will enable it to issue debt securities with a range of maturities at either fixed or variable rates. The company had not issued any securities under this shelf registration at December 31, 1997. During 1997 and 1996, the company repaid $17 million and $300 million, respectively, of maturing Senior Notes, leaving $2,852 million and $2,869 million of debt securities outstanding at a weighted average annual interest rate of 7.22% and 7.21% at December 31, 1997 and 1996, respectively.

Commercial Paper and Bank Credit Facility Borrowings
On April 30, 1997, the company entered into a revolving credit loan agreement with several parties under which the company may borrow up to $4 billion through April 28, 1998. This credit facility supports the company's commercial paper program and, in conjunction with this program, may be used to fund fluctuations in working capital and other general corporate requirements. There are no amounts outstanding under this credit facility at December 31, 1997. During 1997, the company issued $7,340 million and repaid $6,956 million of commercial paper borrowings. During 1996, the company issued commercial paper and borrowed under the credit facility an aggregate of $9,089 million and repaid an aggregate of $8,372 million. Borrowings under the commercial paper program and credit facility are classified as current, as the remaining term of the credit facility agreement is less than one year. The company expects to extend this facility prior to its expiration.

Interest Rate Swap
In July 1997, the company entered into a forward starting interest rate swap agreement (the "swap") in the notional principal amount of $500 million for a term of 15 years. The swap involves the receipt of floating-rate interest and the payment of fixed-rate interest at 6.71% without the exchange of the underlying principal amount. The swap, which requires biannual net cash settlements commencing in July 1998, has been designated as a hedge against adverse changes in market interest rates on fixed-rate debt expected to be issued under the shelf registration in the second quarter of 1998. The gain or loss recognized upon the expiration or settlement of the swap will be amortized over the life of the associated debt as an offset or addition to interest expense. The fair value of the swap and amount of gain or loss deferred is estimated as the amount the company would receive (pay) to terminate the swap taking into account the then-current interest rates. The unrealized loss resulting from the fair value of the swap at December 31, 1997, was $20 million.

Lease Obligations
Future minimum rental commitments for capital leases are as follows: $181 million in 1998; $56 million in 1999; $54 million in 2000; $57 million in 2001; $45 million in 2002; and $461 million thereafter. At December 31, 1997, aggregate future minimum capital lease payments were $854 million including interest of $326 million. The present value of future capital lease payments at December 31, 1997 was $528 million. The gross and net book values of property and equipment financed by capital leases were $353 million and $202 million, respectively, at December 31, 1997 and $497 million and $215 million, respectively, at December 31, 1996. Future minimum rental commitments for noncancelable operating leases are as follows: $401 million in 1998; $355 million in 1999; $302 million in 2000; $232 million in 2001; $181 million in 2002; and $770 million thereafter. At December 31, 1997, aggregate future minimum payments for noncancelable operating leases were $2,241 million. Total rental expense for all operating leases was $361 million, $332 million and $321 million for the years ended December 31, 1997, 1996 and 1995, respectively.

In December 1997, the company sold equipment at net book value to an independent entity and leased it back under a six year noncancelable operating lease agreement with options to renew the lease for an additional three-year term and to purchase the equipment at various amounts during the lease term based upon amounts as specified under the lease terms. At December 31, 1997, other current assets on the accompanying balance sheet included a receivable of $360 million for the transaction proceeds, which were received in January 1998.

NOTE  8.  COMPANY  OBLIGATED  MANDATORILY  REDEEMABLE  PREFERRED  SECURITIES  OF
SUBSIDIARY  TRUST  HOLDING  SOLELY  JUNIOR   SUBORDINATED   DEFERRABLE  INTEREST
DEBENTURES OF THE COMPANY

On May 29, 1996, MCI Capital I, a wholly-owned Delaware statutory business trust (Trust), issued $750 million aggregate principal amount of 8% Cumulative Quarterly Income Preferred Securities, Series A representing 30 million shares outstanding (preferred securities) due June 30, 2026. The Trust exists for the sole purpose of issuing the preferred securities and investing the proceeds in the company's 8% Junior Subordinated Deferrable Interest Debentures, Series A (Subordinated Debt Securities) due June 30, 2026, the only assets of the Trust. The net proceeds from the issuance of the Subordinated Debt Securities were used for general corporate purposes.

Holders of the preferred securities are entitled to receive preferential cumulative cash distributions from the Trust on a quarterly basis, provided the company has not elected to defer the payment of interest due on the Subordinated Debt Securities to the Trust. The company may elect this deferral from time to time, provided that the period of each such deferral does not exceed five years. The company made $60 million and $35 million in Trust distributions for the years ended December 31, 1997, and 1996, respectively. The preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the Subordinated Debt Securities at maturity or earlier in an amount equal to the amount of Subordinated Debt Securities maturing or being repaid. In addition, in the event the company terminates the Trust, the Subordinated Debt Securities will be distributed to the then holders of the preferred securities of the Trust. The Trust assets had an estimated fair market value of $788 million and $750 million at December 31, 1997 and 1996, respectively.

In connection with the issuance of the preferred securities, the company executed a Trust Agreement, an Indenture, a Guarantee Agreement, and an Expense Agreement. These agreements, taken together with the issuance of the Subordinated Debt Securities, constitute a full, irrevocable, and unconditional guarantee by the company of all of the Trust's obligations under the preferred securities (the Guarantee). The Guarantee Agreement covers payment of the preferred securities' quarterly distributions and payments on maturity or redemption of the preferred securities, but only in each case to the extent of funds held by the Trust. If the company does not make interest payments on the Subordinated Debt Securities held by the Trust, the Trust will have insufficient funds to pay such distributions. The obligations of the company under the Guarantee and the Subordinated Debt Securities are subordinate and junior in right of payment to all senior debt of the company.

NOTE 9.  STOCKHOLDERS' EQUITY

Preferred Stock Rights Plan
In September 1994, the company's board of directors adopted a stockholders' rights plan (Rights Plan) and declared a dividend of one preferred share purchase right (Right) for each outstanding share of common stock and Class A common stock (collectively, Common Shares). The Rights dividend was distributed on October 11, 1994 to the holders of record on that date. The Rights have attached and will continue to attach to certain future issuances of Common Shares. Each Right entitles the registered holder to purchase from the company one one-hundredth of a share of the company's Series E Junior Participating Preferred Stock, par value $.10 per share (Series E Preferred Stock), for an initial purchase price of $100, subject to adjustment. The Rights Plan was amended on November 9, 1997, in connection with the Merger to avoid WorldCom becoming an "acquiring person" under the Rights Plan as a result of the approval, execution or delivery of the MCI WorldCom Merger Agreement or the consummation of the Merger.

The Rights will become exercisable upon the occurrence of certain specified events, including a public announcement that a person or group of affiliated or associated persons (Acquiring Person) (other than WorldCom or any of its affiliates as a result of the approval, execution or delivery of the MCI WorldCom Merger Agreement or the consummation of the Merger) has acquired beneficial ownership of 10% or more of the outstanding Common Shares (more than 20.1% in the case of share acquisitions by BT). In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right (other than Rights beneficially owned by the Acquiring Person, which will become void) will thereafter have the right, subject to certain restrictions, to receive upon exercise in lieu of Series E Preferred Stock that number of shares of the company's common stock (or, at the option of the company, that number of one one-hundredth of a share of Series E Preferred Stock) determined as set forth in the Rights Plan.

For purposes of the Rights Plan, the company's board of directors has designated 10 million shares of Series E Preferred Stock, which amount may be increased or decreased by the board of directors. All Rights expire on September 30, 2004, unless this date is extended or the Rights are earlier redeemed or exchanged by the company in accordance with the Rights Plan. In addition, the Rights Plan provides that the Rights will expire immediately prior to the effective time of the Merger.

Class A Common Stock
In September 1994, the company issued 136 million shares of its Class A common stock to BT for $4.3 billion, which resulted in a 20% voting interest in the company. At December 31, 1997, the Class A common stock is equivalent on a per-share basis to the company's common stock, except with respect to certain voting rights. BT is entitled to proportionate representation on the company's board of directors, which currently equates to three seats. In addition to board representation, BT is entitled to preemptive rights with respect to the issuance of additional shares of common stock and to investor protections with respect to certain corporate actions of the company. Shares of Class A common stock automatically convert into common stock upon transfer and in certain other events.

Class A and Common Stock  Dividends
For each of the three years ended December 31, 1997, 1996 and 1995, the company paid annual dividends of $.05 per share on its common stock.

NOTE 10.  STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS

Employee Stock Option Plan
The current Employee Stock Option Plan (Stock Option Plan) provides for the issuance of up to 142 million shares of common stock. On an annual basis, pursuant to the Stock Option Plan, the board of directors may increase the maximum number of shares available for issuance under the Stock Option Plan as of each January 1, by up to 5% of the number of shares of common stock outstanding at each such date. Options granted under the Stock Option Plan are exercisable at such times and in such installments as determined by the compensation committee of the board of directors. Options granted under the Stock Option Plan may not have an option price lower than the fair market value of the common stock on the date of the grant.

Stock appreciation rights may be granted in combination with a stock option either at the time of the grant or any time thereafter. As of December 31, 1997, no stock appreciation rights had been granted.

The   compensation   committee  may  also  grant  restricted  stock  awards  and performance share awards, subject to such conditions, restrictions, and requirements as the committee in its sole discretion may determine. During the year ended December 31, 1997, no restricted shares were granted. At December 31, 1997, there were approximately 276,000 restricted shares outstanding. No performance share awards had been issued at December 31, 1997.

The compensation committee may grant both incentive stock options and nonqualified options under the Plan. All options granted in the last three years have been nonqualified options. These nonqualified options expire after ten years, and are exercisable ratably over a three year period.

Under the Stock Option Plan,  executives  may be granted  incentive  stock units
(ISUs) that vest over a three year period and entitle the holder to receive shares of the company's common stock. At December 31, 1997, there were approximately 2.3 million ISUs outstanding. For the year ended December 31, 1997, the company recognized approximately $34 million of compensation expense for ISU's issued during the year. In conjunction with the MCI WorldCom Merger Agreement, the senior retention ISUs granted under the MCI BT Merger Agreement were cancelled.

Directors' Stock Option Plan
The company also has a stock option plan for non-employee  directors (Directors'
Plan) that provides for the issuance of up to 2 million shares of common stock. Under the Directors' Plan, each non-employee director has been granted upon commencement of service as a director a five-year option to purchase up to 40,000 shares of common stock at the closing price of the common stock on the date of grant. Two directors declined such option. The options are exercisable after the first anniversary of the date of grant, in cumulative installments of 25% per year. Similar options will be granted automatically to all new board members who are not employees. Upon the fifth anniversary of the date of grant of options, the unexercised portion of the grant expires, and a new option for 40,000 shares is granted automatically.

Both of the above plans permit the holder of an option to pay the purchase price for stock option exercises by surrendering shares of the company's common stock having a fair market value equal to, or greater than, the purchase price.

Employee Stock Purchase Plan
Under the current Employee Stock Purchase Plan (ESPP Plan), up to 56 million shares of common stock may be purchased by eligible employees of the company through payroll deductions of up to 15% of their eligible compensation. The purchase price is equal to the lesser of (a) 85% of the fair market value of the stock on the date it is purchased or (b) 85% of the fair market value of the stock on certain specified valuation dates. During 1997 and 1996, employees purchased approximately 6.8 million and 6.3 million shares, respectively, under the ESPP Plan.

Common Stock Reserved for Future Issuance
At December 31, 1997, 96 million shares of the company's authorized common stock, including 69.5 million shares under option, were reserved for future issuance under the Employee and Directors' Stock Option Plans and the ESPP Plan. The company had opted to use treasury shares to fulfill the purchases made under these plans during the three-year period ended December 31, 1997.

Accounting for Stock Issued to Employees
The company accounts for its stock option plans under Accounting Principles Board (APB), Opinion No. 25 "Accounting for Stock Issued to Employees" and, in accordance with the recognition requirements set forth under this pronouncement, no compensation expense was recognized for the three years ended December 31, 1997. In 1996, the company elected to adopt SFAS No. 123 "Accounting for Stock Based Compensation" for disclosure purposes only.

For disclosure purposes, the fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for stock options granted in 1997, 1996, and 1995, respectively: annual dividends of $0.05 and actual option forfeitures for all three years, expected volatility of 24.7%, 24.7% and 33.2%, risk-free interest rate of 6.3%, 5.4%, and 7.4%, and expected life of five years for all grants. The weighted-average fair value of the stock options granted in 1997, 1996, and 1995 was $12.52, $9.42, and $7.83, respectively.

The fair value of each stock purchase right under the ESPP Plan is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for stock purchase rights granted in 1997, 1996 and 1995, respectively: expected volatility of 36.5%, 30.7% and 30.2%, risk-free interest rate of 5.2%, 5.1% and 5.7%, and expected life of one month for all grants. The weighted-average fair value of the stock purchase rights granted in 1997, 1996 and 1995 was $5.78, $4.87 and $3.99, respectively.

Under the above models, the total value of stock options granted in 1997, 1996, and 1995 was $155 million, $195 million, and $167 million, respectively, which would be amortized ratably on a pro forma basis over the three-year option vesting period, and the total value of the stock purchase rights granted in 1997, 1996 and 1995 was $40 million, $31 million, and $26 million, respectively. Had the company determined compensation cost for these plans in accordance with SFAS No. 123, the company's pro forma net income and earnings per share would have been:



Year ended December 31,                             1997            1996           1995
------------------------------------------ -------------- --------------- --------------
------------------------------------------ -------------- --------------- --------------
(In millions, except per share amounts)
Pro forma net income                            $     20          $1,105          $ 498

Pro forma basic earnings per share               $  0.03         $  1.61          $0.73

Pro forma diluted earnings per share             $  0.03         $  1.59          $0.72

The SFAS No. 123 method of accounting does not apply to options granted prior to January 1, 1995, and, accordingly, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

Stock option transactions are summarized as follows:

                                                        Number       Exercise Price      Weighted-Average
                                                      of Shares          Range            Exercise Price
---------------------------------------------------------------------------------------------------------------------------
(In millions, except exercise price amounts)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Shares under option, December 31, 1994                    62.3         $  3.44-28.75           $19.97
Options granted                                           25.2           18.38-26.50            19.13
Options exercised                                        (9.8)            3.44-26.88            15.20
Options terminated                                       (6.0)            5.38-28.25            22.37
---------------------------------------------------------------------------------------------------------------------------
Shares under option, December 31, 1995                    71.7         $  3.44-28.75           $20.13
Options granted                                           22.4           25.13-30.25            29.18
Options exercised                                       (13.6)            3.44-28.75            18.83
Options terminated                                       (5.5)            9.94-30.06            25.04
---------------------------------------------------------------------------------------------------------------------------
Shares under option, December 31, 1996                    75.0         $  9.94-30.25           $22.70
Options granted                                           13.1           29.75-42.56            36.26
Options exercised                                       (16.5)            9.94-36.25            21.03
Options terminated                                       (2.1)            9.94-42.56            29.07
---------------------------------------------------------------------------------------------------------------------------
Shares under option, December 31, 1997                    69.5         $  9.94-42.56           $25.46
---------------------------------------------------------------------------------------------------------------------------
Options exercisable, December 31, 1997                    38.7            9.94-36.25            21.83
Options exercisable, December 31, 1996                    36.4            9.94-28.75            19.91
Options exercisable, December 31, 1995                    31.1            3.44-28.75            18.17


The following table summarizes information about the shares outstanding at December 31, 1997:

                -------------------Options Outstanding-------------------   --------Options Exercisable-----------
                  Number         Weighted-Average                               Number
Range of          Outstanding   Remaining Contractual  Weighted-Average          Outstanding    Weighted-Average
Exercise Prices   (In millions)  Life (Years)          Exercise Price           (In millions)  Exercise Price
---------------   -------------  ------------          --------------           -------------  --------------
$ 9.94-14.88             3.4            4.1                    $10.38                    3.4            $10.38
15.81-19.56             18.2            6.6                     18.07                   12.7             17.94
20.06-24.13              6.7            6.0                     21.09                    6.6             21.07
25.00-30.25             28.9            8.4                     28.28                   15.9             27.62
35.25-42.56             12.3            9.9                     36.29                    0.1             36.25

                        69.5                                                            38.7


At December 31, 1997, the company had an aggregate of 11 million shares available for future grant under both its Employee and Directors' Stock Option Plans combined.

NOTE 11.  EMPLOYEE BENEFIT PLANS

Pension Plans
The company maintains a noncontributory defined benefit pension plan (MCI Plan) and a supplemental pension plan (Supplemental Plan). Western Union International, Inc. (WUI), a subsidiary of the company, also has a defined benefit pension plan (WUI Plan). Collectively, these plans cover substantially all employees who work 1,000 hours in a year.

The MCI Plan and the Supplemental Plan provide pension benefits that are based on the employee's compensation for each year of service prior to retirement. The WUI Plan provides pension benefits based on the employee's compensation for each year of service after 1990 and prior to retirement.

The company's policy is to fund the MCI Plan and the WUI Plan in accordance with the funding requirements of the Employee Retirement Income Security Act of 1974 and within the limits of allowable tax deductions. The assets of the plans are primarily invested in corporate equities, government securities, and corporate debt securities.

Net periodic pension cost includes:

Year ended December 31,                                                 1997               1996                1995

---------------------------------------------------------------------------------------------------------------------------
(In millions)
Service cost during the period                                          $57                 $45                 $40

Interest cost on projected benefit obligation                            34                  29                  25

Actual return on plan assets                                            (70)                (54)                (70)

Net amortization and deferral                                            32                  22                  48

===========================================================================================================================
Net pension cost                                                        $53                 $42                 $43
===========================================================================================================================

The company's pension asset consists of:

December 31,                                                            1997               1996
---------------------------------------------------------------------------------------------------------------------------
(In millions)
Plan assets at fair value                                             $ 494                $453
Accumulated benefit obligation including vested
  benefits of $390 in 1997 and $307 in 1996                            (447)              (347)
===========================================================================================================================
Plan assets in excess of accumulated
  benefit obligation                                                    $47               $ 106
===========================================================================================================================

Plan assets at fair value                                              $494               $453

Projected benefit obligation for service
  rendered to date                                                     (563)              (432)
---------------------------------------------------------------------------------------------------------------------------
Plan assets (less than) in excess of projected benefit obligation       (69)                21
Unrecognized net loss (gain) from past experience
  different from that assumed                                            35                 (1)
Prior service cost not yet recognized in net
  periodic pension cost                                                  31                 30
Unrecognized net asset at January 1, 1986
  being recognized over 16 years                                         (3)                (3)
===========================================================================================================================
Total (liability) prepaid pension asset                                 $(6)               $47
===========================================================================================================================

The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation at December 31, 1997, was 7.0% for both plans and 5.75% and 5.00% for the MCI and WUI Plans, respectively. At December 31, 1996, the discount rate used was 7.75% for both plans, and the rate of increase in future compensation levels was 5.75% and 5.00% for the MCI and WUI plans, respectively. The expected long-term rate of return on assets in 1997 and 1996 was 9.0% for the MCI Plan and 8.5% for the WUI Plan.

Annual service cost is determined using the Projected Unit Credit actuarial method, and prior service cost is amortized on a straight-line basis over the average remaining service period of employees.

Effective January 1, 1996, the company amended the MCI Plan. Retirement benefits are calculated by first establishing an initial balance for each participant based on the present value of benefits earned through 1995. For service after 1995, participants accrue benefits based on a specific percentage of annual salary and earn interest credits based on the prior year's balance at a specific interest rate. Employees who are age 50 or older and have at least five years of service as of December 31, 1995, will have their benefits continue to accrue under the previous formula through the year 2000. Effective January 1, 1997, employees of MCI Systemhouse Corp. became eligible to participate in the MCI Plan.

Employee Stock Ownership Plan and 401(k) Plans
The company has combined employee stock ownership (ESOP) and 401(k) plans covering substantially all of its employees. The 401(k) plans allow employees to defer pretax income in accordance with the requirements of Internal Revenue Code
Section 401(k). The company matches employee contributions up to a certain limit. Participants vest in the company's matching contributions at a rate of 20% per year of service and are immediately 100% vested in their elective deferrals. The company contributed approximately 1.5 million shares, 1.6 million shares, and 1.7 million shares of its common stock as the company's matching contribution to the 401(k) plans for the plan years ended December 31, 1997, 1996, and 1995, respectively. The company suspended contributions to the ESOP in 1994.

WUI sponsors a 401(k) savings plan for its collectively bargained employees (WUI 401(k)). The savings plan is intended to meet requirements of Internal Revenue Code Section 401(k). WUI 401(k) participants vest in the company's matching contributions at a rate of 20% per year of service and are immediately 100% vested in their elective deferrals. The company contributed approximately 15,000 shares, 18,000 shares, and 24,000 shares of its common stock to the WUI 401(k) for the plan years ended December 31, 1997, 1996, and 1995, respectively.

Employee Severance Plan
The company has a severance plan covering substantially all of its employees, which entitles employees to receive severance pay benefits in the event their employment is permanently terminated as a result of a reduction-in-force or other internal reorganizations as specified in the severance plan. Each covered employee is eligible to receive a severance benefit based on years of service. For the year ended December 31, 1997, approximately $103 million of severance under the plan was included in sales, operations and general expenses and other accrued liabilities in connection with work force alignments associated with reorganization efforts. As a result of its decision to sell and discontinue certain non-core operations and streamline other operations, the company will eliminate approximately 4,500 positions in specific areas of the company. These employees include management and non management, mostly in staff, support and administrative positions. Approximately 3,200 of these employees had left the company by March 31, 1998. The remaining employees are expected to leave by the end of 1998.

NOTE 12. INCOME TAXES

The components of the total income tax provision are:

Year ended December 31,                                   1997              1996             1995
---------------------------------------------------------------------------------------------------------------------------
(In millions)
Current
Federal                                                   $ 21              $387             $182
State and local                                              -                68               23
---------------------------------------------------------------------------------------------------------------------------
Current income tax provision                                21               455              205

Deferred
Federal                                                     57               276              129
State and local                                             12                22               15
---------------------------------------------------------------------------------------------------------------------------
Deferred income tax provision                               69               298              144
---------------------------------------------------------------------------------------------------------------------------
Total income tax provision                                $ 90              $753             $349
===========================================================================================================================


A reconciliation of the statutory federal income tax rate to the company's effective income tax rate is:

Year ended December 31,                                     1997            1996             1995
---------------------------------------------------------------------------------------------------------------------------
Statutory federal income tax rate                           35%               35%              35%
State and local income taxes, net
  of federal income tax effect                               3                 3                3
Nondeductible amortization                                  10                 1                2
Nontaxable dividends                                        (7)               (1)              (1)
R&D tax credits                                             (8)               (1)              (1)
Other                                                        5                 1                1
===========================================================================================================================
Effective income tax rate                                   38%               38%              39%
===========================================================================================================================

In 1997, 1996, and 1995, the company recorded a tax benefit of $44 million, $60 million, and $25 million, respectively, to additional paid-in capital for tax deductions related to common stock transactions with its employee benefit plans.

At December 31, 1997, for federal income tax purposes, the company had $179 million of Alternative Minimum Tax (AMT) credit carryforwards available that had no expiration date. In addition, the company had available $576 million of U.S. net operating loss carryforwards expiring through 2012, $121 million which were subject to limitation due to change in ownership control, $159 million of Canadian net operating loss carryforwards expiring through 2004 and $53 million of U.K. net operating loss carryforwards which had an indefinite life.

At December 31, 1997, 1996, and 1995, the company's net deferred income tax liability was comprised of the following:

                                                          1997              1996             1995
---------------------------------------------------------------------------------------------------------------------------
(In millions)
     Deferred income tax asset                        $    929         $     550        $     587

     Deferred income tax liability                      (2,343)           (1,871)          (1,627)
===========================================================================================================================
Net deferred income tax liability                      $(1,414)          $(1,321)         $(1,040)
===========================================================================================================================

The components of these amounts are:
     Communications system                             $(2,373)          $(1,885)         $(1,577)
     Customer discounts                                    (22)              (77)             (87)
     Allowance for uncollectibles                           37               114               56
     Reorganization and realignment expenses               228                34               61
     Domestic equity investments                            (6)               62               38
     Alternative minimum and general
       business tax credits                                 41                 -              104
     Net operating loss carryforward                       296                96               33
     Capital losses carryforward                            64                 -                -
     Other, net                                            321               335              332
===========================================================================================================================
Net deferred income tax liability                      $(1,414)          $(1,321)         $(1,040)
===========================================================================================================================

The company believes that it is more likely than not that it will realize the deferred income tax asset and, accordingly, no valuation allowance has been recorded in the three years ended December 31, 1997.

NOTE 13.  ASSET DISPOSALS

In connection with an asset disposition plan adopted in the fourth quarter of 1997, the company will dispose of certain equipment primarily in the first half of 1998. The net book value of the assets to be disposed of aggregated $265 million with no significant proceeds expected. The productive assets included in the disposition plan were identified in response to changes in specific customer, product and technology strategies. The major part of this plan included the early replacement of central processing units and data storage devices. The company reassessed and consequently revised its strategies related to data processing and storage in order to maximize facility space in its data centers which is critical to support growth in products that require customer collocation in such centers. The company will replace this equipment with devices that offer greater processing and storage capabilities with reduced operating and maintenance costs and less floor space. Depreciation expense in 1997 includes $60 million representing the net book value of the assets included in the disposition plan which had been removed from service by December 31, 1997. The company will continue to use the remaining assets until they are removed from service and accelerate the recognition of depreciation expense on these assets over their shortened remaining service period. The company expects that substantially all of the remaining assets will be decommissioned and disposed of by June 30, 1998. This change will result in estimated additional depreciation expense of up to approximately $190 million in the first half of 1998. The company had been depreciating this equipment over estimated lives averaging six years. This would compare with an average life of four years, had the assets been depreciated over the revised service period as contemplated in the fourth quarter 1997 disposition plan. Moreover, had the company originally depreciated these assets ratably over such revised service period, depreciation expense, exclusive of the $60 million referred to above, would have been approximately $59 million, $55 million and $43 million higher in 1997, 1996 and 1995, respectively.

During the third quarter of 1995, the company recorded a $520 million charge for an asset write-down. The write-down primarily related to communications systems and administrative assets that had become redundant due to the consolidation of its core business and centralization of major administrative functions or were no longer aligned with strategic product offerings. The amount of the write-down was measured in conformity with Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of."

NOTE 14. CONTINGENCIES

The company, in the normal course of business, is a party to a number of lawsuits and regulatory and other proceedings and has included accrued loss contingencies in other accrued liabilities for certain of these matters. The company does not expect that the results in these lawsuits and proceedings will have a material adverse effect on the consolidated financial position or results of operations of the company.

On November 4, 1996, and thereafter, and on August 25, 1997, and thereafter, the company and all of its directors, including the two directors who are also executive officers of the company and the three directors elected by BT, were named as defendants in a total of 15 complaints filed in the Court of Chancery in the State of Delaware. BT was named as a defendant in 13 of the complaints. The complaints were brought by alleged stockholders of the company, individually and purportedly as class actions on behalf of all other stockholders of the company. In general, the complaints allege that the company's directors breached their fiduciary duty in connection with the MCI BT Merger Agreement, that BT aided and abetted those breaches of duty, that BT owes fiduciary duties to the other stockholders of the company and that it breached those duties in connection with the MCI BT Merger Agreement. The complaints seek damages and injunctive and other relief.

On or about October 8, 1997, all of the company's directors, including the two directors who are also executive officers of the company and the three directors elected by BT, were named as defendants in a purported derivative complaint filed in the Court of Chancery in the State of Delaware. BT and Tadworth
Corporation were also named as defendants, and the company was named as a nominal defendant. The plaintiff, derivatively and on behalf of the company, alleges breach of fiduciary duty by the company's directors and aiding and abetting those breaches of duty by BT in connection with the MCI BT Merger Agreement and WorldCom's exchange offer. The complaint seeks injunctive relief, damages, and other relief.

One of the purported shareholder class actions pending in Delaware Chancery Court has been amended and plaintiffs in four of the other purported shareholder class actions have moved to amend their complaints to name WorldCom and Merger Sub. as additional defendants. They generally allege that the defendants breached their fiduciary duty to shareholders in connection with the Merger, the agreement to pay a termination fee to WorldCom, and alleged discrimination in favor of BT in connection with the Merger. They seek, inter alia, damages and injunctive relief prohibiting the consummation of the Merger and the payment of the inducement fee to BT.

Three complaints have been filed in the federal district court in Washington, D.C., as class actions on behalf of purchasers of the company's shares during three different periods from; August 14, 1997 through August 22, 1997; August 14 through August 20, 1997 and July 10 through July 22, 1997. The three complaints allege that the company and certain of its officers and directors failed to disclose material information about the company, including that the company was renegotiating the terms of the MCI BT Merger Agreement dated November 3, 1996. The complaints seek damages and other relief.

The company believes that all of the complaints are without merit and the company presently does not expect that the above actions will have a material adverse effect on the consolidated financial position or results of operations of the company.

NOTE 15.  BASIC AND DILUTED EARNINGS PER SHARE

The company implemented SFAS No. 128 in 1997, which requires certain disclosures relating to the calculation of earnings per share. The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for net income.

Basic Earnings Per Share

For the Year ended December 31,                      1997                  1996              1995
-------------------------------------------------------------------------------------------------
(In millions, except per share amounts)
Net income                                                $ 149          $ 1,202          $   548
                                                          ========================================
Weighted average shares of common
   stock outstanding                                        693              687              680
                                                          ========================================

Basic earnings per share for net income                   $0.22            $1.75         $   0.81
                                                          ========================================

SFAS No. 128 replaces primary EPS with basic EPS and excludes the effect of common stock equivalents when computing basic EPS. In previous years, the company included the effect of common stock equivalents for the calculation of primary EPS in accordance with APB Opinion No. 15. At December 31, 1996, and 1995, primary EPS were disclosed as $1.73 and $0.80, respectively.

Diluted Earnings Per Share

For the Year ended December 31,                      1997                  1996              1995
-------------------------------------------------------------------------------------------------
(In millions, except per share amounts)
Net income                                         $  149              $ 1,202              $ 548
                                                   ==============================================

Adjustment of shares outstanding:
  Weighted average shares of common
      stock outstanding                               693                  687                680
  Shares of common stock issuable upon the
    assumed exercise of common stock
    equivalents                                        71                  55                  52
  Shares of common stock assumed
    repurchased for treasury                          (57)                (47)                (45)
         `
Adjusted shares of common stock and
  common stock equivalents for
  computation                                         707                 695                 687
                                                   ===============================================

Diluted earnings per share for net income          $0.21               $ 1.73               $0.80
                                                   ===============================================

SFAS No. 128 requires that the average stock price for the period always be used in determining the number of treasury shares assumed repurchased for treasury, rather than the higher of the average or ending stock price, as required previously under APB Opinion No. 15. Accordingly, fully diluted EPS has been restated from $1.72 and $0.79 at December 31, 1996 and 1995, respectively, to reflect diluted EPS in accordance with SFAS No. 128.

The following provides information regarding those options to purchase common stock that were excluded from the computation of diluted EPS under the treasury stock method because the options' exercise prices was greater than the average market price of the common shares. Had they been included in the computation, these options would have had an antidilutive effect on EPS.

For the Year ended December 31,                               1997              1996               1995
Number of Options Excluded:                          0.2 million                20.0 million       19.8 million

Price Range Covered by Excluded Options:             $38.38 - $42.56            $28.00 - $30.25    $22.50 - $28.75

Date Range for Expiration of Options:                 May 7, 2007 -             June 28, 2003 -     April 27, 2003 -
                                                         July 9, 2007             November 2, 2006    December  5, 2005

NOTE 16. SELECTED QUARTERLY INFORMATION (UNAUDITED)

Three months ended                                  Dec. 31,          Sept. 30,          June 30,          Mar. 31,
                                                     1997              1997               1997              1997
---------------------------------------------------------------------------------------------------------------------------
(In millions, except per share amounts)
Revenue                                                 $5,108            $4,819           $4,843            $4,883
Operating expenses:
  Cost of services                                       2,866             3,018            2,547             2,525
   Sales, operations and general                         1,912             1,444            1,265             1,319
  Depreciation including asset-write-down                  607               543              479               453
Income (loss) from operations                             (277)             (186)             552               586
Equity in income (losses) of affiliated companies          (37)              (46)             (24)              (37)
Net income (loss)                                         (244)             (182)             280               295
Basic earnings (loss) per common share                    (.35)             (.26)             .41               .43
Diluted earnings (loss) per common share                  (.35)             (.26)             .40               .42
Weighted average number of common shares                   703               695              689               685
Weighted average number of common shares - assuming dilution 703             695              708               701

Three months ended                                  Dec. 31,          Sept. 30,          June 30,          Mar. 31,
                                                          1996              1996             1996              1996
---------------------------------------------------------------------------------------------------------------------------
(In millions, except per share amounts)

Revenue                                                 $4,753            $4,685           $4,565            $4,491
Operating expenses:
  Cost of services                                       2,433             2,370            2,342             2,344
  Sales, operations and general                          1,310             1,304            1,229             1,185
  Depreciation                                             441               430              412               381
Income from operations                                     569               581              582               581
Equity in income (losses) of affiliated companies          (28)              (28)             (45)              (55)
Net income                                                 303               304              300               295
Basic earnings per common share                            .44               .44              .44               .43
Diluted earnings per common share                          .44               .44              .43               .42
Weighted average number of common shares                   685               685              689               689
Weighted average number of common shares -
 assuming dilution                                         694               691               698               701

Since there are changes in the weighted average number of shares outstanding each quarter, the sum of earnings per common and common equivalent share by quarter may not equal the total share for the applicable year.

EPS amounts have been restated to conform to SFAS No. 128.

------------------------------------------------------------








Concert is a trademark of Concert Communications Company and is used under license.

REPORT OF  MANAGEMENT

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

The  company  maintains  a  system  of  internal  controls  designed  to  enable management to meet its responsibility for reporting reliable financial information. The system is designed to provide reasonable assurance that assets are safeguarded and transactions are recorded and executed with managements authorization. Internal control systems are subject to inherent limitations due to the necessity to balance costs incurred with benefits provided. The company believes that the existing system of internal controls provides reasonable assurance that errors or irregularities that could be material to the financial statements are prevented or would be detected in a timely manner.

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

The report of our independent accountants, Price Waterhouse LLP, appears herewith. Their audit of the financial statements includes a review of the companys system of internal controls and testing of records as required by generally accepted auditing standards.

/s/ David M.Case

David  M.  Case
Vice  President  and  Controller
April  9,  1998

  REPORT  OF INDEPENDENT  ACCOUNTANTS

To the Board of Directors and Stockholders of MCI Communications Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, statements of cash flows and stockholders equity present fairly, in all material respects, the financial position of MCI Communications Corporation and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the companys management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP

Price Waterhouse LLP
April 9, 1998
Washington, D.C.